Confidential Draft Submission No. 1 submitted to the Securities and Exchange Commission on May 23, 2014.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

File No. 333-_______

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BDCA SENIOR CAPITAL, INC.

(Exact Name of Registrant as Specified in Charter)

405 Park Avenue, 3rd Floor

New York, NY 10022

(Address and telephone number, including area code, of principal executive offices)

Nicholas S. Schorsch

BDCA Senior Capital, Inc.

405 Park Avenue, 3rd Floor

New York, NY 10022

 (Name and address of agent for service)

COPIES TO:

Rosemarie A. Thurston Martin H. Dozier Alston & Bird LLP 1201 West Peachtree Street Atlanta, GA 30309-3424 Tel: (404) 881-7000 Fax: (404) 253-8447	James A. Tanaka General Counsel RCS Capital Corporation 405 Park Avenue, 15th Floor New York, NY 10022 Tel: (212) 415-6592 Fax: (212) 421-5799

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, as amended, other than securities offered in connection with a distribution reinvestment plan, check the following box  ☒

It is proposed that this filing will become effective (check appropriate box): □ when declared effective pursuant to section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, $0.001 par value per share	$3,000,000,000	$386,400

(1) Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 23, 2014

Filed Pursuant to Rule 497

PRELIMINARY PROSPECTUS	Registration No. 333-[______]

BDCA Senior Capital, Inc.

Maximum Offering of 300,000,000 Shares of Common Stock

Minimum Offering of 200,000 Shares of Common Stock

BDCA Senior Capital, Inc. is a newly organized, specialty finance company sponsored by AR Capital, LLC. Our investment objective is to generate both current income and to a lesser extent long-term capital appreciation predominately through investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans of U.S. companies with large principal amounts that are broadly syndicated and have an active secondary trading market.

We are an externally managed, non-diversified, closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, as amended, or the 1940 Act. We intend to elect to be taxed for U.S. federal income tax purposes, and to qualify annually thereafter, as a regulated investment company under the Internal Revenue Code of 1986, as amended. We are managed by BDCA Adviser, LLC, or our Adviser. Our Adviser is a private investment management firm that has registered as an investment adviser under the Investment Advisers Act of 1940, as amended. Our Adviser will oversee the management of our activities and will be responsible for making investment decisions with respect to our portfolio.

We are offering on a continuous basis up to 300,000,000 shares of our common stock at an initial offering price of $10.00 per share through Realty Capital Securities, LLC, our dealer manager. The dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. We will not sell any shares unless, by one year after the date of this prospectus, we have sold shares producing gross offering proceeds of at least $2.0 million, including shares purchased by our Adviser and its affiliates. We refer to this threshold as the minimum offering requirement. All subscription payments will be held in an escrow account by [__], as escrow agent, for our subscribers’ benefit pending release to us after we satisfy the minimum offering requirement. If we do not satisfy the minimum offering requirement by one year after the date of this prospectus, the escrow agent will promptly return all funds in the escrow account (including interest), and we will stop offering shares. We will not pay any fees or expenses out of any funds returned to investors.

We are offering our shares on a continuous basis at a current public offering price per share of $10.00, which, after deducting selling commissions and dealer manager fees, shall be at or above our net asset value per share, or NAV. As a result of regulatory requirements, we will not sell our shares at a public offering price where our NAV exceeds 90.0% of the public offering price. Additionally, with each [weekly closing], we have elected to review our NAV and intend to ensure that our NAV will not fall below 87.0%, or exceed 88.5%, of our public offering price. Because of the likelihood that the price per share will change, persons who subscribe for shares in this offering must submit subscriptions for a fixed dollar amount rather than for a number of shares. We are required to file post-effective amendments to this registration statement, which are subject to review by the Securities and Exchange Commission, or the SEC, to allow us to continue this offering for up to three years.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. See “Risk Factors” beginning on page 24 to read about the risks you should consider before buying shares of our common stock, including the risk of leverage.

•	You should not expect to be able to sell your shares regardless of how we perform.

•	If you are able to sell your shares, you will likely receive less than your purchase price.

•	Our Adviser and its affiliates will face conflicts of interest as a result of its role as investment adviser for an affiliated business development company, and by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our stockholders.

•	We do not intend to list our shares on any securities exchange during or for what may be a significant time after the offering period, and we do not expect a secondary market in the shares to develop.

•	We have implemented a share repurchase program, but only a limited number of shares are eligible for repurchase by us. In addition, any such repurchases will be at a 10.0% discount to the current offering price in effect on the date of repurchase.

•	You should consider that you may not have access to the money you invest for an indefinite period of time.

•	An investment in our shares is not suitable for you if you need access to the money you invest. See “Share Repurchase Program,” “Suitability Standards” and “Liquidity Strategy.”

•	Because you will be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.

•	Our distributions may be funded from offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to us for investment. Any capital returned to stockholders through distributions will be distributed after payment of fees and expenses.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We file annual, quarterly and current reports, proxy statements and other information about us with the SEC as required. This information will be available free of charge by contacting us at 405 Park Avenue, 3rd Floor, New York, New York 10022 or by calling us collect at (212) 415-6500 or on our website at www.BDCASeniorCapital.com. The SEC also maintains a website at www.sec.gov that contains such information.

Neither the SEC, the Attorney General of the State of New York nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Except as specifically required by the 1940 Act and the rules and regulations thereunder, the use of forecasts is prohibited and any representation to the contrary and any predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in our common stock is not permitted.

	Per Share	Total Minimum	Total Maximum
Price to Public(1)	$10.00	$2,000,000	$3,000,000,000
Selling Commissions	$0.70	$140,000	$210,000,000
Dealer Manager Fee	$0.30	$60,000	$90,000,000
Net Proceeds (Before Expenses)(2)	$9.00	$1,800,000	$2,700,000,000

__________

(1)	Assumes all shares are sold at the initial offering price per share.

(2)	In addition to the sales load, we estimate that we will incur in connection with this offering approximately $30 million of expenses (approximately 1.0% of the gross proceeds) if the maximum number of shares is sold at $10.00 per share. Because you pay a 10.0% sales load and we expect to pay 1.0% in offering expenses (assuming the maximum amount of shares is sold), if you invest $100 in shares in this offering, only $89 will actually be invested in us.

The date of this prospectus is [__________], 2014.

Realty Capital Securities, LLC

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC to register a continuous offering of our shares of common stock. Periodically, as we make material investments or have other material developments we will provide a prospectus supplement that may add, update or change information contained in this prospectus. We will endeavor to avoid interruptions in the continuous offering of our shares of common stock, including, to the extent permitted under the rules and regulations of the SEC, filing post-effective amendments to the registration statement to include new annual audited financial statements as they become available or if our NAV declines more than 10.0% from our NAV as of the effective date of this registration statement. There can be no assurance, however, that our continuous offering will not be suspended while the SEC reviews any such amendment until it is declared effective.

Any statement that we make in this prospectus may be modified or superseded by us in a subsequent prospectus supplement or post-effective amendment. The registration statement we have filed with the SEC includes exhibits that provide more detailed descriptions of certain matters discussed in this prospectus. You should read this prospectus and the related exhibits filed with the SEC and any prospectus supplement, together with additional information described below under “Available Information.” In this prospectus, we use the term “day” to refer to a calendar day, and we use the term “business day” to refer to any day other than Saturday, Sunday, or a federal holiday.

You should rely only on the information contained in this prospectus. Neither we, nor the dealer manager has authorized any other person to provide you with different information from that contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of our common stock. If there is a material change in the affairs of our company, we will amend or supplement this prospectus.

SUITABILITY STANDARDS

The following are our suitability standards for investors which are required by the Omnibus Guidelines published by the North American Securities Administrators Association in connection with our continuous offering of shares of common stock under this registration statement.

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. Initially, there is not expected to be any public market for the shares, which means that it may be difficult to sell shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment.

The minimum purchase amount is $2,500 in shares of our common stock. To satisfy the minimum purchase requirements for retirement plans, unless otherwise prohibited by state law, a husband and wife may jointly contribute funds from their separate individual retirement accounts, or IRAs, provided that each such contribution is made in increments of $500. You should note that an investment in shares of our common stock will not, in itself, create a retirement plan and that, in order to create a retirement plan, you must comply with all applicable provisions of the Internal Revenue Code of 1986, as amended, or the Code.

If you have satisfied the applicable minimum purchase requirement, any additional purchase must be in amounts of at least $500. The investment minimum for subsequent purchases does not apply to shares purchased pursuant to our distribution reinvestment plan.

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In the case of sales to fiduciary accounts, these suitability standards must be met by the person who directly or indirectly supplied the funds for the purchase of the shares of our stock or by the beneficiary of the account.

These suitability standards are intended to help ensure that, given the long-term nature of an investment in shares of our common stock, our investment objective and the relative illiquidity of our common stock, shares of our common stock are an appropriate investment for those of you who become stockholders. AR Capital, LLC through its affiliate, Realty Capital Securities, LLC, and those selling shares on our behalf must make every reasonable effort to determine that the purchase of shares of our common stock is a suitable and appropriate investment for each stockholder based on information provided by the stockholder in the subscription agreement. Each selected broker-dealer is required to maintain for six years records of the information used to determine that an investment in shares of our common stock is suitable and appropriate for a stockholder.

In purchasing shares, fiduciaries, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, or ERISA, or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the fiduciary, trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law, and would not constitute a fiduciary breach or prohibited transaction.

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BDCA SENIOR CAPITAL, INC.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	i

SUITABILITY STANDARDS	i

PROSPECTUS SUMMARY	1

FEES AND EXPENSES	13

COMPENSATION OF THE DEALER MANAGER AND THE INVESTMENT ADVISER	15

QUESTIONS AND ANSWERS ABOUT THIS OFFERING	20

RISK FACTORS	24

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	47

ESTIMATED USE OF PROCEEDS	48

DISTRIBUTIONS	49

DISCUSSION OF THE COMPANY’S EXPECTED OPERATING PLANS	50

WHAT YOU SHOULD EXPECT WHEN INVESTING IN A BDC	56

INVESTMENT OBJECTIVE AND POLICIES	58

DETERMINATION OF NAV	66

MANAGEMENT	69

PORTFOLIO MANAGEMENT	75

INVESTMENT ADVISORY AND MANAGEMENT SERVICES AGREEMENT	76

ADMINISTRATIVE SERVICES	83

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS	84

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS	87

DISTRIBUTION REINVESTMENT PLAN	89

DESCRIPTION OF OUR SECURITIES	91

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS	99

REGULATION	108

PLAN OF DISTRIBUTION	112

LIQUIDITY STRATEGY	118

SHARE REPURCHASE PROGRAM	120

DEATH AND DISABILITY REPURCHASES	121

Transfer on Death Designation	121

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR	121

BROKERAGE ALLOCATION AND OTHER PRACTICES	122

LEGAL MATTERS	122

EXPERTS	122

AVAILABLE INFORMATION	122

PRIVACY NOTICE	122

INDEX TO THE FINANCIAL STATEMENTS	F-1

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT	A-1

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that you may want to consider. To understand this offering fully, you should read the entire prospectus carefully, including the section entitled “Risk Factors,” before making a decision to invest in our common stock.

Unless otherwise noted, the terms “we,” “us,” “our,” and “Company” refer to BDCA Senior Capital, Inc. We refer to BDCA Adviser, LLC as “BDCA Adviser” or “our Adviser.” We refer to AR Capital, LLC as “AR Capital.” We refer to Realty Capital Securities, LLC as “Realty Capital Securities” or “our dealer manager.”

BDCA Senior Capital, Inc.

We are a newly organized specialty finance company formed to make debt investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans of U.S. companies with large principal amounts that are broadly syndicated and have an active secondary trading market, which we refer to collectively as Leveraged Loans. We are an externally managed, non-diversified, closed-end investment company that has elected to be treated as a business development company, or BDC, under the Investment Company Act of 1940, as amended, or the 1940 Act. We are therefore required to comply with certain regulatory requirements. We intend to elect to be taxed for U.S. federal income tax purposes, and to qualify annually thereafter, as a regulated investment company, or RIC, under Subchapter M of the Internal Revenue Code of 1986, as amended, or the Code. We are managed by BDCA Adviser, a private investment management firm that is registered as an investment adviser under the Investment Advisers Act of 1940, as amended, or the Advisers Act. Our Adviser will oversee the management of our activities and will be responsible for making investment decisions with respect to our portfolio.

Investment Objective and Policies

Our long-term investment objective is to generate both current income and, to a lesser extent, capital appreciation through our investments. We intend to achieve this objective by predominantly investing in a portfolio composed primarily of Leveraged Loans. Our investment focus on Leveraged Loans does not target particular issuers based on revenue, assets or enterprise value; however, we expect most of our portfolio companies will have annual revenues in excess of $250 million

We intend to establish investment criteria to be followed by our Adviser in evaluating the appropriateness of an investment opportunity in a Leveraged Loan. Specifically, we intend to invest in Leveraged Loans with the following attributes:

•	Broadly syndicated. The Leveraged Loans in which we seek to invest will be provided by a group of lenders and structured, arranged, and administered by one or several large national or international commercial or investment banks, or arrangers. We do not intend to invest in Leveraged Loans originated by a single or limited number of regional financial institutions.

•	Risk mitigation. The Leveraged Loans in which we seek to invest will be structured to ensure that the risks of undersubscription will be borne by the Leveraged Loan arrangers or by all participants in the syndication, which will mitigate our exposure to the risks of our investments in Leveraged Loans.

•	Active secondary market trading. We will require that the Leveraged Loans in which we seek to invest have sufficient liquidity in the secondary market to permit us to trade such Leveraged Loans as needed and take advantage of the then-current conditions in the secondary market.

•	Large loan amounts. We will invest in Leveraged Loans with tranche sizes over $200 million.

•	Below- or non-investment grade. The Leveraged Loans in which we will invest will generally be rated below investment grade, or would be rated below investment grade if they were rated.

Under normal market conditions, we intend to have at least 75.0% of our investments in Leveraged Loans.

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In compliance with 1940 Act requirements, our Leveraged Loan borrowers will be U.S.-based companies that (1) are privately-held, (2) have outstanding equity that only trades over-the-counter, (3) have less than $250 million in equity market capitalization, (4) are in, or emerging from, bankruptcy, or (5) are unable to meet their obligations without material assistance from non-traditional providers of capital such as us. Under normal market conditions, we intend to have at least 75.0% of our investments in Leveraged Loans.

We also intend to invest in equity tranches of collateralized loan obligations, or CLOs, that are collateralized primarily by Leveraged Loans and may invest in debt tranches of CLOs collateralized primarily by Leveraged Loans. A CLO is a security secured by pools of assets, in this case Leveraged Loans, and issued in multiple tranches with varying risk-reward attributes. Under normal market conditions, we intend to limit our investments in CLOs to not more than 25.0% of our portfolio. To a lesser extent we may invest in directly originated loans, mezzanine and unitranche loans and high yield bonds. Additionally, we may from time to time hold or invest in other equity investments and other debt or equity securities generally arising from a restructuring of Leveraged Loan positions previously held by us. Our Adviser will also periodically evaluate all investments, both individually and as a component of our overall portfolio, to determine whether we should acquire or dispose of any assets on an opportunistic basis. We intend to utilize leverage to enhance stockholder returns, and believe that, when properly financed and hedged, our investment strategy can produce attractive risk-adjusted returns.

During our offering period and thereafter, if our Adviser deems it appropriate, we expect to invest in more liquid senior secured and second lien debt securities of U.S. companies, some of which may have securities traded on a national securities exchange. We will make such investments to the extent allowed by the 1940 Act and consistent with our continued qualification as a RIC. For a discussion of the risks inherent in our portfolio investments, see “Risk Factors — Risks Relating to Our Investments.”

Market Opportunity

We believe that the banking and financial services crisis, which began in the summer of 2007 and which continues to constrain capital formation activities, created an opportunity for specialty financial services companies with experience in negotiating, structuring and managing Leveraged Loan investments to capitalize on compelling opportunities to generate attractive yields for investors seeking current income. We believe the following factors create favorable investment opportunities to generate attractive risk-adjusted returns for our stockholders:

•	The Leveraged Loan market provides investors seeking current income with an attractive risk-adjusted return profile. The interest on a Leveraged Loan is determined based on a spread over a market index rate that resets periodically. Further, the terms of the Leveraged Loans provide for a “floor,” or minimum market index rate, thus providing protection during a period of dramatically falling interest rates. We believe these characteristics offer investors in Leveraged Loans a form of interest rate protection in periods of rising and falling interest rates.

•	Leveraged Loans are typically collateralized by a company’s assets and structured with first lien or second lien priority on collateral. The structure of these loans provides for greater security and potential recovery in the event of default compared to other subordinated fixed-income products, which have a lesser claim on the collateral or may be unsecured. These structural characteristics, combined with reduced volatility, attractive credit fundamentals and favorable liquidity, provide investors with an opportunity to generate attractive returns on an absolute and risk-adjusted basis. Because an investment in the equity tranche of a CLO exposes us to the cash flows of a variety of Leveraged Loans based on numerous different borrower profiles, investing in equity tranches of CLOs effectively allows us to invest in leveraged portfolios of Leveraged Loans. We believe that CLOs of Leveraged Loans, when appropriately structured and managed, will also provide us with opportunities to generate attractive risk-adjusted returns.

•	Regulatory reform is making Leveraged Loans less attractive to banks. Due to the financial services crisis that began in the summer of 2007, banks have been exposed to increased regulatory restrictions which have subjected the industry to more stringent requirements concerning loan underwriting standards, documentation, and risk retention in order to comply with new guidelines. As a result, we believe the cost to comply with these guidelines is increasing expenses in connection with originating these loans, which decreases the attractiveness of the terms of these loans of traditional providers of capital such as banks. These additional costs have led to a decreased ability and interest among traditional lenders in originating

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and syndicating Leveraged Loans. Alternative providers of capital to the Leveraged Loan market, such as our Company, stand to benefit from this decreased demand and commensurate lack of meaningful competition for Leveraged Loans from traditional providers of capital.

•	The market for CLOs has recovered since the financial downturn, with $86 billion of issuance in 2013 as compared to $21 million in 2008, according to JP Morgan Research. As of April 4, 2014, Wells Fargo counts 692 active CLOs with a principal balance of $262 billion. The size of the market of CLOs collateralized by Leveraged Loans should provide ample opportunities for us to find investments in this asset class.

•	Strong demand for debt capital. We believe borrowers will continue to require capital to refinance existing debt, support growth and finance acquisitions. The financial difficulties and widespread consolidation in the U.S. financial services industry has reduced the capacity of lenders able to meet this demand. One primary use of Leveraged Loans is to finance acquisitions by private equity firms. We expect that private equity firms will continue to pursue acquisitions and to seek to leverage their equity investments with Leveraged Loans of the type we seek to fund.

•	Borrowers’ conservative capital structures. Following the recession caused by the credit crisis, which the U.S. Bureau of Labor Statistics defines as occurring between December 2007 and June 2009, lenders have required borrowers to decrease their leverage ratios, specifically to protect lenders during periods of economic downturns. These conservative capital structures have resulted in an improved financial condition of the borrowers and thus strengthened their ability to meet the terms of their debt obligations. These developments have increased the attractiveness of Leveraged Loans, as well as all debt instruments, to the providers of capital such as us.

Competitive Strengths

We believe we have competitive advantages over other operators in the Leveraged Loan market, including other publicly traded and public, non-listed BDCs. We expect that these advantages will enable us to deliver attractive risk-adjusted returns over time. Our advantages include the experience and track record of our Adviser’s senior investment team in investing in Leveraged Loans, our extensive credit underwriting experience and the portfolio management and BDC operations expertise of our Adviser. The principals of our Adviser, Nicholas S. Schorsch, William M. Kahane, Nicholas Radesca, Peter M. Budko and Robert K. Grunewald, also have extensive relationships with loan syndication and trading desks, lending groups, management teams, investment bankers, and other industry sources that we believe will provide us with attractive investment opportunities. We will benefit from our Adviser’s ability to identify attractive investment opportunities unavailable to other providers of capital, conduct diligence on and value prospective investments using superior and time-tested methodologies, negotiate investment legal documentation and proactively manage a diversified portfolio of those investments. We believe our relationships with banks and other lenders will enable us to obtain debt financing for our business at competitive pricing and terms. Because our Adviser also serves as the investment adviser to Business Development Corporation of America, or BDCA, another public, non-listed BDC, it has extensive experience in managing and operating a BDC unlike other BDC issuers whose advisers may not be as experienced in complying with the complex tax, regulatory and investment requirements applicable to BDCs.

We believe that our Adviser’s parent company, AR Capital, provides our company an additional competitive advantage. Through our investment management agreement with our Adviser, or our Investment Advisory Agreement, we have access to over [__] employees of AR Capital and its affiliates, including personnel skilled in senior management and operations, financial accounting, compliance, legal, capital markets, accounting, treasury, investor relations and information technologies as well as AR Capital’s substantial infrastructure, operations, business relationships and management expertise. We believe our relationships with AR Capital, Realty Capital Securities and U.S. Bancorp Fund Services, LLC, or U.S. Bancorp, which will serve as our Administrator pursuant to certain agreements described in “—Administration” below, will enable us to grow our business to have meaningful scale and exploit operational efficiencies and expertise of AR Capital, our dealer manager, and U.S. Bancorp.

Investment Adviser

Under the terms of our Investment Advisory Agreement, our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio.

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Our Adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. Our Adviser is wholly-owned by AR Capital, which is controlled by Nicholas S. Schorsch, our chairman and chief executive officer, and William M. Kahane, one of our directors. Each of Messrs. Schorsch and Kahane have over 20 years of experience in private equity, investment banking and real estate acquisitions and finance and have served as executive officers and directors of NYSE-listed companies in the real estate investment trust, or REIT and real estate development industries. For more information on these principals, see “Management.”

AR Capital has sponsored one public, non-listed BDC and 12 public, non-listed REITs, three of which subsequently listed their shares on a national securities exchange. These issuers include: BDCA, a BDC organized on January 25, 2011; American Realty Capital Phillips Edison - ARC Shopping Center REIT, Inc., or PE-ARC, a REIT organized on October 13, 2009; American Realty Capital - Retail Centers of America, Inc., or ARC RCA, a REIT organized on July 29, 2010; American Realty Capital Daily Net Asset Value Trust, Inc., or ARC Daily NAV, a REIT organized on September 10, 2010; American Realty Capital Global Trust, Inc., or ARC Global, a REIT organized on July 13, 2011; American Realty Capital Trust IV, Inc., or ARCT IV, a REIT organized on February 14, 2012; American Realty Capital Healthcare Trust II, Inc., or ARC HT II, a REIT organized on October 15, 2012; ARC Realty Finance Trust, Inc., or ARC RFT, a REIT organized on November 15, 2012; American Realty Capital Trust V, Inc., or ARCT V, a REIT organized on January 22, 2013; and Phillips Edison-ARC Grocery Center REIT II, Inc., or PE-ARC II, a REIT organized on June 5, 2013. The three public, non-listed REITs sponsored by AR Capital that subsequently listed their shares of common stock on a national securities exchange are: American Realty Capital Properties, Inc., or ARCP, organized on December 2, 2010; American Realty Capital Healthcare Trust, Inc., or ARC HT, organized on August 23, 2010; and New York REIT, Inc. (formerly New York Recovery REIT, Inc.), or NYRT, a REIT organized on October 6, 2009.

On May 19, 2014, AR Capital contributed an aggregate of $200,000 to purchase 22,222 shares of common stock from this offering at $9.00 per share, which represents the public offering price of $10.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share. In addition, we intend to conduct sales from this offering of our common stock to AR Capital, our Adviser and their affiliates for a purchase price of $9.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share.

As of [December 31, 2013], BDCA Adviser managed approximately $[1.0] billion of investments including $[700] million in face value of Leveraged Loans and $[150] million in fair value of investments in CLO equity securities issued by non-affiliated, third-party CLOs. Since inception and through December 31, 2013, BDCA, the public, non-listed BDC for which BDCA Adviser, LLC serves as investment adviser, has outperformed other public, non-listed BDCs. BDCA produced a total return of 15.19% and 14.2% in 2012 and 2013, respectively, exceeding the mean performance of all public, non-listed BDCs with assets under management greater than $50 million of 11.18% and 13.64%, respectively.

BDCA Adviser has extensive experience investing in Leveraged Loans, directly employing 18 credit professionals with over 180 combined years of experience investing in the leveraged loan market.

BDCA Adviser also has extensive experience investing in CLO equity securities. Since 2011 and through December 31, 2013, BDCA Adviser has invested over $220 million in CLO securities in 10 non-affiliated, third-party CLOs.

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The following chart shows the ownership structure and various entities affiliated with us and our Adviser:

1 Shares beneficially owned by AR Capital, LLC.

Investment Committee

Our Adviser has established an investment committee, or the Investment Committee, that consists of Peter Budko and Robert Grunewald, each of whom is an officer of our Adviser. The role of the Investment Committee is to monitor the performance of our Adviser with respect to our investment strategy, to monitor our investment portfolio and to monitor our compliance requirements related to our intention to qualify as a BDC and RIC. The Investment Committee intends to meet on a regular basis as frequently as it believes is required to maintain prudent oversight of our investment activities. The Investment Committee expects to set and monitor operating policies and guidelines consistent with criteria our board of directors establishes. Our board of directors may change these policies or guidelines at any time without approval from our stockholders.

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Plan of Distribution

We are offering on a continuous basis up to 300,000,000 shares of our common stock at an initial offering price of $10.00 per share through our dealer manager. Our dealer manager is not required to sell any specific number or dollar amount of shares but will use its best efforts to sell the shares offered. The minimum permitted purchase by a single subscriber is $2,500 in shares of our common stock. We will not sell any shares, unless by one year after the date of this prospectus, we have sold shares producing gross offering proceeds of at least $2.0 million, including any shares purchased by our Adviser and its affiliates. We refer to this threshold as the minimum offering requirement. After meeting the minimum offering requirement and holding our initial closing, we will then sell our shares on a continuous basis at a price of $10.00; however, if our net asset value per share, or NAV, increases, we intend to supplement this prospectus to disclose a higher price as necessary to ensure that the shares are not sold at a price which, after deduction of selling commissions and dealer manager fees, is below our NAV. As a result of regulatory requirements, we will not sell our shares at a public offering price at which our NAV exceeds 90.0% of the public offering price. Additionally, in connection with each [weekly closing], we have elected to review our NAV and intend to ensure that our NAV will not fall below 87.0%, or exceed 88.5%, of our public offering price. Therefore, persons who subscribe for shares in this offering must submit subscriptions for a fixed dollar amount rather than a number of shares and, as a result, may receive fractional shares of our common stock. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.BDCASeniorCapital.com.

Suitability Standards

Pursuant to applicable state securities laws, shares of common stock offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means who have no need for liquidity in this investment. There is not expected to be any public market for the shares, which means that investors will likely have limited ability to sell their shares. As a result, we have established suitability standards which require investors to have either (i) a net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and an annual gross income of at least $70,000, or (ii) a net worth (not including home, furnishings, and personal automobiles) of at least $250,000. Our suitability standards also require that a potential investor (1) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (2) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (3) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment.

How to Subscribe

Investors who meet the suitability standards described herein may purchase shares of our common stock. Investors seeking to purchase shares of our common stock should proceed as follows:

•	Read this entire prospectus and all appendices and supplements accompanying this prospectus.

•	Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A.

•	Deliver a check for the full purchase price of the shares of our common stock being subscribed for along with the completed subscription agreement to the selected broker-dealer. Until such time as we have raised the minimum offering amount, you should make your check payable to “[__], Escrow Agent for BDCA Senior Capital, Inc.” Once we meet the minimum offering requirement, you should make your check payable to “BDCA Senior Capital, Inc.” You must initially invest at least $2,500 in shares of our common stock to be eligible to participate in this offering. After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of $500, except for purchases made pursuant to our distribution reinvestment plan.

•	By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor attests that he meets the suitability standards as stated in the subscription agreement and agrees to be bound by all of its terms.

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After meeting the minimum offering requirement and holding our initial closing, we expect to accept subscriptions and admit new stockholders at [weekly closings]. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds shall be returned to subscribers without interest and without deduction for any expenses within ten business days from the date the subscription is rejected. We are not permitted to accept a subscription for shares of our common stock until at least five business days after the date you receive the final prospectus.

An approved trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee.

Estimated Use of Proceeds

We intend to use substantially all of the proceeds from this offering, net of expenses, to invest in a leveraged portfolio composed primarily of diversified investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans of U.S. companies with large principal amounts that are broadly syndicated and have an active secondary trading market. There can be no assurance that we will be able to sell all of the shares we are presently offering. If we sell only a portion of the shares offered hereby, we may be unable to achieve our investment objective. Based on current market conditions, it may take six to 12 months after meeting our minimum offering requirement before we have raised sufficient funds to invest the initial proceeds of this offering in securities meeting our investment objective and strategy. In addition, we anticipate that it will take us up to 12 to 24 months after conclusion of this offering to invest substantially all of the net proceeds of the offering in accordance with our investment strategy, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you we will achieve our targeted investment pace. See “Risk Factors — Risks Related to this Offering and Our Common Stock — We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in the timeframe contemplated by this prospectus.”

Pending investment of net offering proceeds in our targeted assets, we will invest the net proceeds primarily in short-term securities consistent with our election to be treated as a BDC and our election to be taxed as a RIC. During this time, we may also use the net proceeds to pay operating expenses and to fund distributions to our stockholders. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus. We expect to reinvest net proceeds received by us from the sale or liquidation of assets, to the extent not used to fund distributions, in our targeted assets in accordance with our investment objective and strategies.

Risk Factors

An investment in our common stock involves a high degree of risk and may be considered speculative. You should carefully consider the information found in “Risk Factors” before deciding to invest in shares of our common stock. The following are some of the risks you will take in investing in our shares:

•	This is a blind pool offering. We have not identified specific investments that we will make using the proceeds of this offering, and therefore you will not have the opportunity to evaluate our investments prior to purchasing shares of our common stock.

•	We are a new company with no operating history and are subject to the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective.

•	Current market conditions have adversely affected the capital markets and have reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. These conditions may make it more difficult for us to achieve our investment objective.

•	The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions that we pay may represent a return of capital to you.

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•	A significant portion of our portfolio will be recorded at fair value as determined in good faith by our board of directors without the opinion of third-party valuation experts and, as a result, there will be uncertainty as to the value of our portfolio investments.

•	Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

•	Our Adviser and its affiliates will face conflicts of interest as a result of its role as investment adviser to BDCA. The conflicts also include compensation arrangements, time constraints and competition for investments, which they will attempt to resolve in a fair and equitable manner but which may result in actions that are not in your best interests.

•	The potential for our Adviser to earn incentive fees under the Investment Advisory Agreement may create an incentive for the Adviser to enter into investments that are riskier or more speculative than would otherwise be the case.

•	We may borrow funds to make investments. As a result, we would be exposed to the risks of borrowing, also known as leverage, which may be considered a speculative investment technique. Leverage increases the volatility of investments by magnifying the potential for gain and loss on amounts invested, thereby increasing the risks associated with investing in our securities. Moreover, any assets we may acquire with leverage will be subject to management fees payable to our Adviser; thus our Adviser may have an incentive to increase portfolio leverage in order to earn higher management fees.

•	Our portfolio companies may incur debt that ranks equally with, or senior to, some of our investments in such companies.

•	Second priority liens or collateral security loans that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full the first priority liens and us.

•	Because there is no public trading market for shares of our common stock and we are not obligated to effectuate a liquidity event by a specified date, it may be difficult for you to sell your shares.

•	Our investments in CLO securities may be illiquid and less transparent to us and our stockholders than investments in the underlying companies.

•	We may engage in active and frequent trading of Leveraged Loans, which could result in a relatively high portfolio turnover rate and a more volatile NAV per share, as well as increased transactions and execution costs.

•	Our investments, especially until we raise significant capital from this offering, may be concentrated in over-the-counter debt securities of a limited number of issuers which will likely carry lower yields than those we will seek in future customized financings, which could result in a lower distribution than we have estimated and magnify the effect of any losses suffered by a few of these investments.

•	We will be subject to financial market risks, including changes in interest rates which may have a substantial negative impact on our investments.

•	As a result of the annual distribution requirement to qualify as a RIC, we will likely need to continually raise cash or make borrowings to fund new investments. At times, these sources of funding may not be available to us on acceptable terms, if at all.

•	We intend to qualify as a RIC but may fail to do so. Such failure would subject us to U.S. federal income tax on all of our income, which would have a material adverse effect on our financial performance.

•	We established the offering price for our shares of common stock on an arbitrary basis, and the offering price may not accurately reflect the value of our assets.

•	After meeting the minimum offering requirement, the purchase price for our shares will be determined at each closing date. As a result, your purchase price may be higher than the prior closing price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior closing price.

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•	This is a “best efforts” offering and if we are unable to raise substantial funds then we will be more limited in the number and type of investments we may make.

•	One of our potential exit strategies is to list our shares for trading on a national exchange, and shares of publicly traded closed-end investment companies frequently trade at a discount to their NAV. In such case, we would not be able to predict whether our common stock would trade above, at or below NAV. This risk is separate and distinct from the risk that our NAV per share may decline.

See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Share Repurchase Program

We do not currently intend to list our securities on any securities exchange and do not expect a public market to develop for the shares in the foreseeable future. Therefore, stockholders should expect to have limited ability to sell their shares.

Beginning 12 months after meeting our minimum offering requirement, and on a quarterly basis thereafter, we intend to offer to repurchase shares on such terms as may be determined by our board of directors unless, in the judgment of the independent members of our board of directors, such repurchases would not be in our best interests or would violate applicable law. Under our share repurchase program, shares will not be eligible for repurchase for the first year after purchase except upon death or qualifying disability of a stockholder. We anticipate making periodic repurchase offers in accordance with the requirements of Rule 13e-4 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the 1940 Act.

We currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from principal repayments or other liquidation of debt and equity securities as of the end of the applicable period to repurchase shares. We do not expect to repurchase shares in any calendar year in excess of 25.0% of the weighted average number of shares outstanding in the prior calendar year. We further anticipate that we will offer to repurchase such shares during the offering period at a price equal to 90.0% of the public offering price at the date of repurchase. We will not be obligated to commence repurchase offers at any time.

Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. See “Share Repurchase Program” for more information.

Liquidity Strategy

The shares of our common stock offered hereby have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. We do not currently intend to list our shares on an exchange and do not expect a public trading market to develop for the shares in the foreseeable future. Because of the lack of a trading market for our shares, stockholders may not be able to sell their shares promptly or, if they are able to sell their shares, they may only be able to do so at a discount to our current NAV. We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage. However, we may explore or complete a liquidity event sooner or later than that time period. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public equity offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. While our intention is to explore a potential liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe.

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Investment Advisory Fees

Pursuant to our Investment Advisory Agreement, we pay our Adviser a fee for its services consisting of two components — a management fee and an incentive fee. The management fee is calculated at an annual rate of 1.0% of our average gross assets and is payable quarterly in arrears.

The incentive fee consists of two parts. The first part, which we refer to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on 15% of our pre-incentive fee net investment income for the immediately preceding quarter. The payment of the subordinated incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature and total return requirement.

The second part of the incentive fee, referred to as the incentive fee on capital gains during operations, is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 15.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

See “Investment Advisory and Management Services Agreement — Advisory Fees” for a description of the investment advisory fees payable to our Adviser.

Administration

We expect to enter into a fund administration servicing agreement and a fund accounting servicing agreement, each with our Administrator. Our Administrator provides services such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for us to operate. See “Administrative Services” for more information.

Conflicts of Interest

Our Adviser and certain of their affiliates will have certain conflicts of interest in connection with the management of our business affairs, including, but not limited to, the following:

•	Our Adviser and its affiliates must allocate their time between advising us and managing other investment activities and business activities in which they may be involved, including the other programs sponsored by affiliates of AR Capital, as well as serving as investment adviser to BDCA, another public, non-listed BDC, and any BDCs or other investment programs that may be sponsored by the Adviser and its affiliates in the future.

•	The compensation payable by us to our Adviser and other affiliates will be approved by our board of directors consistent with the exercise of the requisite standard of care applicable to directors under Maryland law. Such compensation is payable, in most cases, regardless of the quality of the assets acquired, the services provided to us or whether or not our stockholders receive distributions, and may be based in part on the value of assets acquired with leverage.

•	Our Adviser and its affiliates are not restricted from forming additional BDCs or other investment programs, from entering into other investment advisory relationships or from engaging in other business activities, even though such activities may be in competition with us or may involve substantial time and resources of our Adviser and its affiliates.

•	To the extent permitted by the 1940 Act and interpretations of the SEC staff, our Adviser may determine it is appropriate for us and one or more other investment accounts managed by our Adviser or any of its affiliates to participate in an investment opportunity. To the extent required, we will seek exemptive relief from the SEC to engage in co-investment opportunities with our Adviser and its affiliates. There can be no assurance that we will obtain such exemptive relief and if we are unable to obtain such relief, we may be excluded from such investment opportunities. These co-investment opportunities may give rise to conflicts

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of interest or perceived conflicts of interest among us and the other participating accounts. To mitigate these conflicts, our Adviser will seek to execute such transactions for all of the participating investment accounts, including us, on a fair and equitable basis, taking into account such factors as the relative amounts of capital available for new investments and the investment programs and portfolio positions of us, the clients for which participation is appropriate and any other factors deemed appropriate.

•	Since our dealer manager is an affiliate of our Adviser, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities.

Reports to Stockholders

Each of our quarterly reports on Form 10-Q and our annual reports on Form 10-K will be made available on our website at www.BDCASeniorCapital.com at the end of each fiscal quarter and fiscal year, as applicable. These reports will also be available on the SEC’s website at www.sec.gov.

Distributions

We intend to authorize and declare distributions quarterly and pay distributions on a monthly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met. Subject to the discretion of our board of directors’ and applicable legal restrictions, our board of directors intends to authorize and declare a quarterly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates and your distributions will begin to accrue on the date we accept your subscription for shares of our common stock. From time to time, we may also pay interim distributions, including capital gains distributions, at the discretion of our board of directors. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for U.S. federal income tax purposes. A return of capital is a return of your investment rather than earnings or gains derived from our investment activities. See “Material U.S. Federal Income Tax Considerations.” We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level or at all.

Distribution Reinvestment Plan

We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution reinvestment plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. If our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. We expect to coordinate distribution payment dates so that the same price that is used for the closing date immediately following such distribution payment date will be used to calculate the purchase price for purchasers under the distribution reinvestment plan. Your reinvested distributions will purchase shares at a price equal to 90.0% of the price that shares are sold in the offering at the closing immediately following the distribution payment date. See “Distribution Reinvestment Plan.”

Taxation

We intend to elect to be taxed for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gain that we distribute to our stockholders from our taxable earnings and profits. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. To obtain and maintain our RIC tax treatment, we must meet specified source-of-income and asset diversification requirements and distribute annually at least 90.0% of our ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. See “Material U.S. Federal Income Tax Considerations.”

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Corporate Information

Our principal executive offices are located at 405 Park Avenue, 3rd Floor, New York, New York 10022. We maintain a website at www.BDCASeniorCapital.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

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FEES AND EXPENSES

The following table is intended to assist you in understanding the fees and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates, and the actual amount of fees and expenses may vary from these estimates. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “BDCA Senior Capital, Inc.,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in us.

Stockholder Transaction Expenses:

Expenses (as a percentage of offering price)(1)
Sales load to dealer manager(2)	10.00%

Offering expenses(3)	1.00%

Distribution reinvestment plan expenses(4)	—

Total stockholder transaction expenses	11.00%

Annual expenses (as a percentage of net assets attributable to common stock)(1)
Management fee(5)(7)	1.50%

Incentive fees(6)	0.00%

Interest payments on borrowed funds(7)	2.50%

Other expenses(8)	1.12%

Total Annual Expenses	5.12%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed our annual operating expenses would remain at the percentage levels set forth in the table above and that stockholders would pay a selling commission of 7.0% and a dealer manager fee of 3.0% with respect to common stock sold by us in this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return:(1)	$ [__]	$ [__]	$ [__]	$ [__]

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown.  While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. In addition, while the example assumes reinvestment of all distributions at NAV, participants in our distribution reinvestment plan will receive a number of shares of our common stock determined by dividing the total dollar amount of the distribution payable to a participant by the greater of 90.0% of the most recent offering price or at such price necessary to ensure that shares are not sold at a price that is below NAV. See “Distribution Reinvestment Plan” for additional information regarding our distribution reinvestment plan. See “Plan of Distribution” for additional information regarding stockholder transaction expenses.

_________________

(1)	Amount assumes we sell $150 million worth of our common stock in this offering which represents the amount we expect to sell during the 12 months following the commencement of the offering and also assumes we borrow funds equal to 50.0% of our net assets. Actual expenses will depend on the number of shares we sell in this offering and the amount of leverage we employ. For example, if we were to meet the minimum offering requirement only, our expenses as a percentage of the offering price would be significantly higher. There can be no assurance that we will sell $150 million worth of our common stock.

(2)	“Sales load” includes selling commissions of 7.0% and dealer manager fees of 3.0%.

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(3)	Amount reflects estimated offering expenses to be paid by us of up to $1.5 million if we raise $150 million in gross proceeds, including due diligence expenses associated therewith.

(4)	The expenses of administering our distribution reinvestment plan are included in “Other Expenses.”

(5)	Our management fee under the Investment Advisory Agreement is payable quarterly in arrears, and is calculated at an annual rate of 1.0% of the average value of our gross assets. See “Investment Advisory and Management Services Agreement — Advisory Fees.”

(6)	Based on our current business plan, we anticipate that we will begin to make investments as soon as practicable after we meet our minimum offering requirement, and we may have capital gains and interest income that could result in the payment of an incentive fee to our Adviser in the first year after completion of this offering. However, the incentive fees payable to our Adviser are based on our performance and will not be paid unless we achieve certain performance targets. As we cannot predict whether we will meet the necessary performance targets, we have assumed that no incentive fees will be paid for purposes of this chart. Once fully invested, we expect the incentive fees we pay to increase to the extent we earn greater interest income through our investments, and realize capital gains upon the sale of equity investments in our portfolio companies.

The incentive fee will consist of two parts. The first part, which we refer to as the subordinated incentive fee on income, will be calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding quarter. The payment of the subordinated incentive fee on income will be subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature. See “Investment Advisory and Management Services Agreement — Advisory Fees.”

The second part of the incentive fee, referred to as the incentive fee on capital gains during operations, is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to our liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 15.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

The subordinated incentive fee on income is subject to a total return requirement. This ensures that the cumulative subordinated incentive fees on income accrued and/or paid for the preceding 11 quarters or since inception, whichever is shorter, are less than 15.0% of the increase in our net assets during the same period. Specifically, this provides that no subordinated incentive fee on income in respect of our pre-incentive fee net investment income will be payable except to the extent 15.0% of the cumulative net increase in net assets resulting from operations over the then-current quarter and the 11 preceding quarters or since inception, whichever is shorter, exceeds the cumulative incentive fees on income accrued or paid for the then-current quarter and the 11 preceding quarters or since inception, whichever is shorter. See “Compensation of the Dealer Manager and the Investment Adviser.”

(7)	We may borrow funds to make investments, including before we have fully invested the initial proceeds of this offering. To the extent that we determine it is appropriate to borrow funds to make investments, the costs associated with such borrowing will be indirectly borne by our investors. The figures in the table assume we borrow for investment purposes an amount equal to 50.0% of our net assets (including such borrowed funds) and that the annual interest rate on the amount borrowed is 5.0%. Our ability to incur leverage during the 12 months following the commencement of this offering depends, in large part, on whether we meet our minimum offering requirement and, if so, the amount of money we are able to raise through the sale of shares registered in this offering.

(8)	Other expenses, including expenses incurred in connection with administering our business, are based on estimated amounts for the initial 12-month period of our investment operations following the date we meet our minimum offering requirement. See “Discussion of the Company’s Expected Operating Plans — Expenses.”

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COMPENSATION OF THE DEALER MANAGER AND THE INVESTMENT ADVISER

The dealer manager will receive compensation and reimbursement for services relating to this offering, and we compensate our Adviser for the investment and management of our assets. The most significant items of compensation, fees, expense reimbursements and other payments that we expect to pay to these entities and their affiliates are included in the table below. The selling commissions and dealer manager fee may vary for different categories of purchasers. See “Plan of Distribution.” This table assumes the shares are sold through distribution channels associated with the highest possible selling commissions and dealer manager fees. For illustrations of how the management fee, the subordinated incentive fee on income and the incentive fee on capital gains during operations are calculated, see “Investment Advisory and Management Services Agreement — Advisory Fees.”

Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (300,000,000 Shares)(1)

	Fees to the Dealer Manager

Selling commissions(2)

7.0% of gross offering proceeds from the offering; all selling commissions are expected to be reallowed to selected broker-dealers.

Alternatively, a selected broker-dealer may elect to receive a fee equal to 7.5% of gross proceeds from the sale of shares by such participating broker-dealer, with 2.5% thereof paid at the time of such sale and 1% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale, in which event, a portion of the dealer manager fee will be reduced such that the combined selling commission and dealer manager fee do not exceed 10.0% of gross proceeds of the offering. If the participating broker-dealer receives a 7.5% selling commission, then the dealer manager will receive a 2.5% dealer manager fee.

		$210,000,000 (assuming we pay 7.0% of gross proceeds) or $225,000,000 million (assuming we pay 7.5% of gross proceeds)

Dealer manager fee(2)	3.0% of gross proceeds, of which up to 1.5% may be reallowed to selected broker-dealers.	$90,000,000

	Reimbursement to Our Adviser

Other organization and offering expenses(3)	We reimburse our Adviser for the organizational and offering costs it incurs on our behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fee and the other organizational and offering expenses born by us to exceed 15.0% of the gross offering proceeds as the amount of proceeds increases. Based on our current estimate, we estimate that these expenses would be $30 million, or 1.0% of the gross offering proceeds, if we use the maximum amount offered.	$30,000,000

	Investment Adviser Fees

Management fee	We pay our Adviser a management fee calculated at an annual rate of 1.0% of our average gross assets. The management fee is payable quarterly in arrears, and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. All or any part of the management fee not taken as to any quarter shall be deferred without interest and may be taken in such other quarter as the Adviser will determine. The management fee for any partial month or quarter will be appropriately pro rated.	$26,700,000

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Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (300,000,000 Shares)(1)
Subordinated Incentive Fee on Income(4)

We pay our Adviser a subordinated incentive fee on income, which is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding quarter. The payment of the subordinated incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature (as described below). For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind, or PIK, interest and zero coupon securities), accrued income that we have not yet received in cash. The subordinated incentive fee on income is subject to a total return requirement. This ensures that the cumulative incentive fees to be paid for the then-current quarter and previously paid during the preceding 11 quarters or since inception, whichever is shorter, are less than 15.0% of the increase in our net assets during the same period. Specifically, this provides that no subordinated incentive fee on income in respect of our pre-incentive fee net investment income will be payable except to the extent 15.0% of the cumulative net increase in net assets resulting from operations over the then-current and 11 preceding quarters or since inception, whichever is shorter, exceeds the cumulative subordinated incentive fees on income accrued or paid for the then-current quarter and for the 11 preceding quarters or since inception, whichever is shorter. In other words, any subordinated incentive fee on income that is payable in a calendar quarter will be limited to the lesser of (i) 15.0% of the amount by which our pre-incentive fee net investment income for such calendar quarter exceeds the 1.5% hurdle, subject to the “catch-up” provision, and (ii) (x)

These amounts cannot be estimated since they are based upon the performance of the assets held by us. We have not commenced operations and have no prior performance. The amount of any subordinated incentive fee on income will be reported by us in our quarterly and annual financial statements filed with the SEC under the Exchange Act.

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Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (300,000,000 Shares)(1)

15.0% of the cumulative net increase in net assets resulting from operations for the then-current and 11 preceding calendar quarters or since inception, whichever is shorter, minus (y) the cumulative incentive fees accrued and/or paid for the 11 preceding calendar quarters or since inception, whichever is shorter. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the amount, if positive, of the sum of pre-incentive fee net investment income, base management fees, realized gains and losses and unrealized appreciation and depreciation of our company for the then-current and 11 preceding calendar quarters or since inception, whichever is shorter. In addition, the portion of such incentive fee that is attributable to deferred interest (such as PIK interest or OID) will be paid to our Adviser, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. Any reversal of such accounts would reduce net income for the quarter by the net amount of the reversal (after taking into account the reversal of incentive fees payable) and would result in a reduction and possibly elimination of the incentive fees for such quarter. There is no accumulation of amounts on the hurdle rate from quarter to quarter and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle and there is no delay of payment if prior quarters are below the quarterly hurdle. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. For purposes of this fee, adjusted capital means cumulative gross proceeds generated from sales of our common stock (including proceeds from our distribution reinvestment plan) reduced for distributions from non-liquidating dispositions of our investments paid to stockholders and amounts paid for share repurchases pursuant to our share repurchase program. We will pay the Adviser a subordinated incentive fee on income for each quarter as follows:

These amounts cannot be estimated since they are based upon the performance of the assets held by us. We have not commenced operations and have no prior performance. The amount of any subordinated incentive fee on income will be reported by us in our quarterly and annual financial statements filed with the SEC under the Exchange Act.

• No subordinated incentive fee on income is payable to the Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.5% or 6.0% annualized, or the “preferred return” on adjusted capital;

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Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (300,000,000 Shares)(1)
• 100% of our pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 1.76% in any calendar quarter (7.06% annualized) is payable to the Adviser. This portion of the subordinated incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income when our pre-incentive fee net investment income reaches 1.76% (7.06% annualized) in any calendar quarter; and

• For any quarter in which our pre-incentive fee net investment income exceeds 1.76% (7.06% annualized), the subordinated incentive fee on income equals 15.0% of the amount of our pre-incentive fee net investment income, as the preferred return and catch-up will have been achieved.

Incentive Fee on Capital Gains During Operations	The incentive fee on capital gains during operations is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to our liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 15.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.	These amounts cannot be estimated since they are based upon the performance of the assets held us. We have not commenced operations and have no prior performance. The amount of any incentive fee on capital gains will be reported by us in our quarterly and annual financial statements filed with the SEC under the Exchange Act.

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Type of Compensation	Determination of Amount	Estimated Amount for Maximum Offering (300,000,000 Shares)(1)

Other Expenses

Other Operating Expenses	We will pay our Administrator a fee and reimburse our Administrator’s out-of-pocket expenses in connection with its provision of administrative services to us. We will also reimburse the expenses incurred by our Adviser in connection with its provision of investment advisory services provided to us, including compensation payable by our Adviser to our chief compliance officer and other administrative personnel of our Adviser. We will not reimburse for personnel costs in connection with services for which our Adviser receives a separate fee. In addition, we will not reimburse our Adviser for (i) rent or depreciation, capital equipment or other costs of its own administrative items, or (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any executive officer, board member or controlling person of the Adviser.	Actual expenses are dependent on the terms of the fund administration servicing and fund accounting servicing agreements and therefore cannot be determined at this time

___________________________

(1)	Assumes all shares are sold at $10.00 per share with no reduction in selling commissions or dealer manager fees.

(2)	The selling commission and dealer manager fee may be reduced or waived in connection with certain categories of sales, such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. No selling commission or dealer manager fee will be paid in connection with sales under our distribution reinvestment plan. In addition, we may reimburse our dealer manager for due diligence expenses as supported by detailed and itemized invoices.

(3)	After raising at least $2.0 million in gross offering proceeds, including gross offering proceeds from the sale of shares purchased by our Adviser and its affiliates, we expect to begin directly incurring some organizational and offering expenses, as well as other expenses. The organizational and offering expense and other expense reimbursements may include a portion of costs incurred by our Adviser, their members and their affiliates on our behalf for legal, accounting, printing and other offering expenses, including for marketing, salaries and direct expenses of their employees, employees of their affiliates and others while engaged in registering and marketing the shares of our common stock, which shall include development of marketing and marketing presentations and training and educational meetings and generally coordinating the marketing process for us. Any such reimbursements will not exceed actual expenses incurred by our Adviser, their members or affiliates. Our Adviser, or its affiliates, will be responsible for the payment of our cumulative organizational and offering expenses to the extent they exceed the greater of $125,000 or 1.0% of the aggregate proceeds from the offering.

(4)	A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee preferred return and may result in an increase in the amount of incentive fees payable to our Adviser.

Certain of the fees payable to our Adviser are not based on the performance of our investments. See “Investment Advisory and Management Services Agreement” and “Certain Relationships and Related Party Transactions” for a more detailed description of the fees and expenses payable to our Adviser, the dealer manager and their affiliates and the conflicts of interest related to these arrangements.

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QUESTIONS AND ANSWERS ABOUT THIS OFFERING

Set forth below are some of the more frequently asked questions and answers relating to our structure, our management, our business and an offering of this type. See “Prospectus Summary” and the remainder of this prospectus for more detailed information about our structure, our management, our business, and this offering.

Q:  What is a “BDC”?

A:  BDCs are closed-end management investment companies that elect to be treated as business development companies under the 1940 Act. As such, BDCs are only subject to certain provisions of the 1940 Act, as well as the Exchange Act and, if conducting a public offering, the Securities Act of 1933, as amended, or the Securities Act. BDCs make investments in private or thinly-traded public companies in the form of debt or equity capital, with the goal of generating current income and capital growth, depending on the investment objective of the BDC. BDCs can be internally or externally managed and, if certain requirements are met, may qualify to elect to be taxed as “regulated investment companies” for federal tax purposes.

Q:  What is a “RIC”?

A:  A regulated investment company, or RIC, is an entity that qualifies and has elected to be taxed as a regulated investment company under Subchapter M of the Code. A RIC generally does not have to pay corporate-level U.S. federal income taxes on any income that it distributes to its stockholders from its tax earnings and profits. To qualify as a RIC, a company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, in order to obtain RIC tax treatment, a company must distribute to its stockholders, for each taxable year, at least 90.0% of its “investment company taxable income,” which is generally its net ordinary income plus the excess, if any, of net short-term capital gain over net long-term capital loss. Even if we qualify as a RIC, we generally will be subject to corporate-level U.S. federal income tax on our undistributed taxable income and could be subject to U.S. federal excise, state, local and foreign taxes. See “Material U.S. Federal Income Tax Considerations” for more information regarding RICs.

Q:  Who will choose which investments to make?

A:   Our Adviser will oversee the management of our investment activities and is responsible for making investment decisions with respect to our portfolio. All investment decisions made by our Adviser require the approval of its investment committee which will be led by Messrs. Budko and Grunewald. Our board of directors, including a majority of independent directors, oversees and monitors our investment performance and review the compensation we pay to our Adviser and determine whether the provisions of the Investment Advisory Agreement have been carried out.

Q:  How does a “best efforts” offering work?

A:  When securities are offered to the public on a “best efforts” basis, the broker-dealers participating in the offering are only required to use their best efforts to sell the offered securities. In this offering, broker-dealers will not have a firm commitment or obligation to purchase any of the shares of common stock we are offering.

Q:  How long will this offering last?

A:  This is a continuous offering of shares of our common stock as permitted by the federal securities laws. We intend to file post-effective amendments to this registration statement, which are subject to SEC review, to allow us to continue this offering for up to three years from the date of this prospectus. Under certain conditions, we may decide to extend this offering beyond three years. Your ability to purchase shares and submit shares for repurchase will not be effected by the expiration of this offering and the commencement of a new one. Generally, state registrations are for a period of one year. We may be required to discontinue selling shares in any state in which our registration is not renewed or otherwise extended annually.

Q:  What happens if you do not raise a minimum of $2.0 million in this offering?

A:  We will not sell any shares unless we sell a minimum of $2.0 million in shares by [__], 2015 (one year from the date of this prospectus), which will include gross offering proceeds from the sale of shares to our Adviser and its

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affiliates. Pending satisfaction of this minimum offering requirement, all subscription payments will be placed in an account held by the escrow agent, [__], in trust for our subscribers’ benefit, pending release to us. If we do not raise gross offering proceeds of $2.0 million by one year from the date of this prospectus, [__] will promptly return all funds in the escrow account (including interest), and we will stop offering shares. We will not pay any fees or expenses out of any funds returned to investors. See “Plan of Distribution.”

Q:  Will I receive a stock certificate?

A:  No. Our board of directors has authorized the issuance of shares of our capital stock without certificates. We expect that we will not issue shares in certificated form, although we may decide to issue certificates at such time, if ever, as we list our shares on a national securities exchange. We anticipate that all shares of our common stock will be issued in book-entry form only. The use of book-entry registration protects against loss, theft or destruction of stock certificates and reduces the offering costs.

Q:  Who can buy shares of common stock in this offering?

A:  In general, you may buy shares of our common stock pursuant to this prospectus if you have either (1) a net worth of at least $70,000 and an annual gross income of at least $70,000, or (2) a net worth of at least $250,000 (not including home, furnishings and personal automobiles). For this purpose, net worth does not include your home, home furnishings and personal automobiles. Our suitability standards also require that a potential investor (i) can reasonably benefit from an investment in us based on such investor’s overall investment objectives and portfolio structuring; (ii) is able to bear the economic risk of the investment based on the prospective stockholder’s overall financial situation; and (iii) has apparent understanding of (a) the fundamental risks of the investment, (b) the risk that such investor may lose his or her entire investment, (c) the lack of liquidity of the shares, (d) the background and qualifications of our Adviser, and (e) the tax consequences of the investment.

Generally, you must purchase at least $2,500 in shares of our common stock. After you have satisfied the applicable minimum purchase requirement, additional purchases must be in increments of at least $500, except for purchases made pursuant to our distribution reinvestment plan. These minimum net worth and investment levels may be higher in certain states, so you should carefully read the more detailed description under “Suitability Standards.”

Certain volume discounts may be available for large purchases. See “Plan of Distribution.” The net proceeds to us from a sale eligible for a volume discount will be the same, but the selling commissions payable to the selected broker-dealer will be reduced.

Our affiliates may also purchase shares of our common stock. The selling commissions and the dealer manager fee that are payable by other investors in this offering will be reduced or waived for our affiliates.

Q:  How do I subscribe for shares of common stock?

A:  If you meet the net worth and suitability standards and choose to purchase shares in this offering, you will need to (1) complete a subscription agreement, the form of which is attached to this prospectus as Appendix A, and (2) pay for the shares at the time you subscribe. We reserve the right to reject any subscription in whole or in part. After meeting the minimum offering requirement and holding our initial closing, we expect to accept subscriptions and admit new stockholders at [weekly closings]. After meeting our minimum offering requirement, subscriptions will be accepted or rejected by us within 30 days of receipt by us and, if rejected, all funds will be returned to subscribers without deduction for any expenses within ten business days from the date the subscription is rejected.

Q:  Is there any minimum initial investment required?

A:  Yes. To purchase shares in this offering, you must make an initial purchase of at least $2,500. Once you have satisfied the minimum initial purchase requirement, any additional purchases of our shares in this offering must be in amounts of at least $500 except for additional purchases pursuant to our distribution reinvestment plan. See “Plan of Distribution.”

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Q:  Can I invest through my IRA, SEP or after-tax deferred account?

A:  Yes, subject to the suitability standards. An approved fiduciary or trustee must process and forward to us subscriptions made through IRAs, Keogh plans and 401(k) plans. In the case of investments through IRAs, Keogh plans and 401(k) plans, we will send the confirmation and notice of our acceptance to the trustee or fiduciary. Please be aware that in purchasing shares, custodians or trustees of employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by ERISA or other applicable laws and to the prohibited transaction rules prescribed by ERISA and related provisions of the Code. In addition, prior to purchasing shares, the fiduciary, trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law, and would not constitute a fiduciary breach or prohibited transaction. See “Suitability Standards” for more information.

Q:  How will the payment of fees and expenses affect my invested capital?

A:  The payment of fees and expenses will reduce the funds available to us for investment in portfolio companies and the income generated by the portfolio as well as funds available for distribution to stockholders. The payment of fees and expenses will also reduce the book value of your shares of common stock.

Q:  Will the distributions I receive be taxable?

A:  Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gain. Distributions of our “investment company taxable income” (which is, generally, our taxable income excluding net capital gain) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to non-corporate stockholders (including individuals) are attributable to “qualified dividends” from U.S. corporations and certain qualified foreign corporations, such distributions may be eligible for a maximum tax rate of 20.0%. In this regard, it is anticipated that distributions paid by us generally will not be attributable to “qualified dividends” and, therefore, generally will not qualify for the preferential rate applicable to “qualified dividends.” Distributions of our net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) properly designated by us as “capital gain dividends” generally will be taxable to a U.S. stockholder as long-term capital gain that is currently taxable at a maximum rate of 20.0% in the case of individuals, trusts or estates, regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. stockholder.

Q: Are there any JOBS Act considerations?

A: In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. We are an ‘‘emerging growth company,’’ as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies. Such exemptions include, among other things, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act, reduced disclosure obligations relating to executive compensation in proxy statements and periodic reports, and exemptions from the requirement to hold a non-binding advisory vote on executive compensation and obtain stockholder approval of any golden parachute payments not previously approved. We have decided to take advantage of these exemptions.

Additionally, under Section 107 of the JOBS Act, an ‘‘emerging growth company’’ may take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This means an ‘‘emerging growth company’’ can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to ‘‘opt out’’ of such extended transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

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We could remain an ‘‘emerging growth company’’ for up to five years, or until the earliest of (1) the last day of the first fiscal year in which we have total annual gross revenue of $1 billion or more, (2) the date that we become a ‘‘large accelerated filer’’ as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common stock held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter), or (3) the date on which we have, during the preceding three year period, issued more than $1 billion in non-convertible debt.

Q:  When will I get my detailed tax information?

A:  We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain.

Q:  Are there any restrictions on the transfer of shares?

A:  No. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. We do not intend to list our securities on any securities exchange during the offering period, and we do not expect there to be a public market for our shares in the foreseeable future. As a result, your ability to sell your shares will be limited. We will not charge for transfers of our shares except for necessary and reasonable costs actually incurred by us.

Q:  Who can help answer my questions?

A:  If you have more questions about the offering or if you would like additional copies of this prospectus, you should contact your registered representative or the dealer manager at:

Realty Capital Securities, LLC
Three Copley Place, Boston, MA 02116
1-877-373-2522
Attention: Investor Services
www.rcsecurities.com

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RISK FACTORS

Investing in our common stock involves a number of significant risks. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our common stock. If any of the following events occur, our business, financial condition and results of operations could be materially and adversely affected. In such case, the NAV of our common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business and Structure

This is a blind pool offering. We have not identified specific investments that we will make with the proceeds from this offering, and you will not have the opportunity to evaluate our investments prior to purchasing shares of our common stock.

This is a blind pool offering. Neither we nor our Adviser has presently identified, made investments in or contracted to make investments in any debt or equity security. As a result, you will not be able to evaluate the economic merits, transaction terms or other financial or operational data concerning our investments prior to purchasing shares of our common stock. You must rely on our Adviser and our board of directors to implement our investment policies, to evaluate our investment opportunities and to structure the terms of our investments. Because investors are not able to evaluate our investments in advance of purchasing shares of our common stock, this offering may entail more risk than other types of offerings. This additional risk may hinder your ability to achieve your own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives.

We are a thinly capitalized new company and have no operating history.

We were recently formed on April 17, 2014 and will not commence operations until we receive gross proceeds of at least $2.0 million from this offering, including gross offering proceeds from the sale of our shares to our Adviser and/or its affiliates. We are subject to all of the business risks and uncertainties associated with any new business, including the risk that we will not achieve our investment objective and that the value of our common stock could decline substantially.

Current market conditions have impacted debt and equity capital markets in the United States, and we do not expect these conditions to improve in the near future.

Global credit and other financial markets have suffered substantial stress, volatility, illiquidity and disruption in recent years. These forces reached extraordinary levels in late 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. There has been little evidence that the risks posed by these forces have subsided or abated. In particular, the financial services sector has been and continues to be negatively impacted by significant write-offs as the value of the assets held by financial firms has declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations have also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty. This uncertainty has persisted and continues to persist well beyond the official “end-date” of the recession, estimated by the U.S. Bureau of Labor Statistics to be June 2009.

In the wake of the ongoing sub-par recovery of the U.S. economy, concerns persist regarding the slow pace of job and income growth and the overall economic health of domestic consumers, businesses and governments. The Congressional Budget Office is currently projecting an unemployment rate exceeding 7.5% through the end of 2014. Additionally, future economic expansion and business investment is threatened by perceptions of higher taxes and healthcare costs, as well as the high levels of government deficit spending. Should U.S. Congress be unable to reach an agreement regarding the federal budget and the debt ceiling, the federal government could experience an extended government shutdown, which is projected to cause a meaningful reduction in the gross domestic product

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and which may cause a government default, the extent and magnitude of which are unknown. The outcomes, or lack thereof, with respect to the government shutdown, debt ceiling negotiations, the implementation of the Patient Protection and Affordable Care Act of 2010 and a potential government default add uncertainty for economic performance in 2014 and beyond.   If economic uncertainty persists regarding the health of the U.S. economy, business activity could suffer, which would negatively impact our portfolio companies and ultimately our financial condition and your investment in us.

Economic activity has remain subdued and corporate interest rate risk premiums, otherwise known as credit spreads, remain at historically high levels, particularly in the loan and high yield bond markets. These conditions may negatively impact our ability to obtain financing, particularly from the debt markets. In addition, future financial market uncertainty could lead to further financial market disruptions and could further impact our ability to obtain financing, which could limit our ability to grow our business, fully execute our business strategy and could decrease our earnings, if any. Future financial market uncertainty could lead to further financial market disruptions and could further adversely impact our ability to obtain financing and the value of our investments.

Unfavorable economic conditions or other factors may affect our ability to borrow for investment purposes, and may therefore adversely affect our ability to achieve our investment objective.

Unfavorable economic conditions or other factors could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. An inability to successfully access the capital markets could limit our ability to grow our business and fully execute our business strategy and could decrease our earnings, if any.

There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time.

We intend to make distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a BDC, we may be limited in our ability to make distributions.

The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions that we pay may represent a return of capital to you which will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time.

We intend to declare distributions quarterly and pay distributions on a monthly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met. We will pay these distributions to our stockholders out of assets legally available for distribution. We cannot assure you that we will achieve investment results that will allow us to make a targeted level of distributions or increase our distribution rate each year. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this prospectus. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC can limit our ability to pay distributions. All distributions will be paid at the discretion of our board of directors and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our board of directors may deem relevant from time to time. We cannot assure you that we will pay distributions to our stockholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from the proceeds of this offering or from borrowings in anticipation of future cash flow, which may constitute a return of your capital and will lower your tax basis in your shares. Distributions from the proceeds of this offering or from borrowings also could reduce the amount of capital we ultimately invest in interests of portfolio companies. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level or at all.

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Price declines in the market for Leveraged Loans may adversely affect the fair value of over-the-counter debt securities we hold, reducing our NAV through increased net unrealized depreciation.

Prior to the onset of the financial crisis, CLOs, which are a type of leveraged investment vehicle holding corporate loans, hedge funds and other highly leveraged investment vehicles, comprised the majority of the market for purchasing and holding senior secured and second lien secured loans. As the secondary market pricing of the loans underlying these portfolios deteriorated during the fourth quarter of 2008, many investors, as a result of their generally high degrees of leverage, were forced to raise cash by selling their interests in performing loans in order to satisfy margin requirements or the equivalent of margin requirements imposed by their lenders. This resulted in a forced deleveraging cycle of price declines, compulsory sales, and further price declines, with widespread redemption requests and other constraints resulting from the credit crisis generating further selling pressure. Conditions in the market for Leveraged Loans may deteriorate again, which may cause pricing levels to decline. As a result, we may suffer unrealized depreciation and could incur realized losses in connection with the sale of over-the-counter debt securities we hold, which could have a material adverse impact on our business, financial condition and results of operations.

Our ability to achieve our investment objective depends on our Adviser’s ability to manage and support our investment process. If our Adviser were to lose any members of its senior management team, our ability to achieve our investment objective could be significantly harmed.

We are externally managed and depend upon the investment expertise, diligence, skill and network of business contacts of our Adviser’s investment professionals. We also depend, to a significant extent, on our Adviser’s access to the investment professionals and the information and deal flow generated by these investment professionals in the course of their investment and portfolio management activities. Our success depends to a significant extent on the continued service and coordination of our Adviser, including its key professionals. The departure of a significant number of our Adviser’s key professionals could have a materially adverse effect on our ability to achieve our investment objective. In addition, we can offer no assurance that our Adviser will remain our investment adviser or that we will continue to have access to their investment professionals or their information and deal flow.

Because our business model depends to a significant extent upon relationships with investment banks, business brokers, loan syndication and trading desks, and commercial banks, the inability of our Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that our Adviser will depend on its relationships with investment banks, business brokers, loan syndication and trading desks, and commercial banks, and we will rely to a significant extent upon these relationships to provide us with potential investment opportunities. If our Adviser falls to maintain its existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we will not be able to grow our investment portfolio. In addition, individuals with whom our Adviser’s professionals have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.

We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.

We will compete for investments with other BDCs and investment funds (including private equity funds and mezzanine funds), as well as traditional financial services companies such as commercial banks and other sources of funding. Moreover, alternative investment vehicles, such as hedge funds, also make similar investments in Leveraged Loans. As a result of these new entrants, competition for investment opportunities in Leveraged Loans may intensify. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. These characteristics could allow our competitors to consider a wider variety of investments in relation Leveraged Loan borrowers, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities in Leveraged Loans or otherwise if we do not match our competitors’ pricing, terms and structure. If we are forced to match our competitors’ pricing, terms and structure, we may not be able to achieve acceptable returns on our investments in

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Leveraged Loans or otherwise or may bear substantial risk of capital loss. A significant part of our competitive advantage stems from the fact that the market for investments in Leveraged Loans is underserved by traditional commercial banks and other financial sources. A significant increase in the number or the size of our competitors in this market could force us to accept less attractive investment terms. Furthermore, many of our competitors have greater experience operating under, or are not subject to, the regulatory restrictions that the 1940 Act will impose on us as a BDC.

A significant portion of our investment portfolio will be recorded at fair value as determined in good faith by our board of directors without the opinion of third-party valuation experts and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value, as determined by our board of directors. However, the majority of our investments will not be publicly traded or actively traded on a secondary market and will instead be traded on a privately negotiated over-the-counter secondary market for institutional investors. As a result, we will value these securities quarterly at fair value as determined in good faith by our board of directors and we do not intend to utilize opinions of third-party valuation experts.

Certain factors that may be considered in determining the fair value of our investments include dealer quotes for securities traded on the secondary market for institutional investors, the nature and realizable value of any collateral, the portfolio company’s earnings and its ability to make payments on its indebtedness, the markets in which the portfolio company does business, comparison to comparable publicly-traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private securities and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially understate or overstate the value that we may ultimately realize upon the sale of one or more of our investments.

Our board of directors may change our operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without stockholder approval if it determines that doing so will be in the best interests of stockholders. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our common stock. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we will have significant flexibility in investing the net proceeds of this offering and may use the net proceeds from this offering in ways with which investors may not agree or for purposes other than those contemplated at the time of this offering.

Changes in laws or regulations governing our operations may adversely affect our business or cause us to alter our business strategy.

We and our portfolio companies will be subject to regulation at the local, state and federal level. New legislation may be enacted or new interpretations, rulings or regulations could be adopted, including those governing the types of investments we are permitted to make, any of which could harm us and our stockholders, potentially with retroactive effect.

Additionally, any changes to the laws and regulations governing our operations relating to permitted investments may cause us to alter our investment strategy to avail ourselves of new or different opportunities. Such changes could result in material differences to the strategies and plans set forth in this prospectus and may result in our investment focus shifting from the areas of expertise of our Adviser to other types of investments in which our Adviser may have less expertise or little or no experience. Thus, any such changes, if they occur, could have a material adverse effect on our results of operations and the value of your investment.

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We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. We are an “emerging growth company,” as defined in the JOBS Act, and are eligible to take advantage of certain exemptions from, or reduced disclosure obligations relating to, various reporting requirements that are normally applicable to public companies.

We could remain an “emerging growth company” for up to five years, or until the earliest of (1) the last day of the first fiscal year in which we have total annual gross revenue of $1 billion or more, (2) December 31 of the fiscal year that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act (which would occur if the market value of our common stock held by non-affiliates exceeds $700 million, measured as of the last business day of our most recently completed second fiscal quarter, and we have been publicly reporting for at least 12 months) or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Under the JOBS Act, emerging growth companies are not required to (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, (2) comply with new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, which require mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor must provide additional information about the audit and the issuer’s financial statements, (3) comply with new audit rules adopted by the PCAOB after April 5, 2012 (unless the SEC determines otherwise), (4) provide certain disclosures relating to executive compensation generally required for larger public companies or (5) hold stockholder advisory votes on executive compensation. We have not yet made a decision as to whether to take advantage of any or all of the JOBS Act exemptions that are applicable to us. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result.

Additionally, the JOBS Act provides that an “emerging growth company” may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an “emerging growth company” can delay adopting certain accounting standards until such standards are otherwise applicable to private companies. However, we are electing to “opt out” of such extended transition period, and will therefore comply with new or revised accounting standards on the applicable dates on which the adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of such extended transition period for compliance with new or revised accounting standards is irrevocable.

Efforts to comply with the Sarbanes-Oxley Act will involve significant expenditures, and non-compliance with the Sarbanes-Oxley Act may adversely affect us.

Upon commencement of this offering, we will be subject to the Sarbanes-Oxley Act and the related rules and regulations promulgated by the SEC. Under current SEC rules, our management will be required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act and rules and regulations of the SEC thereunder. We will be required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a result, we expect to incur significant additional expenses in the near term, which may negatively impact our financial performance and our ability to pay distributions. This process also will result in a diversion of management’s time and attention. We cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of the same on our operations and we may not be able to ensure that the process is effective or that our internal control over financial reporting is or will be effective in a timely manner. In the event that we are unable to maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.

We may experience fluctuations in our quarterly results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in Leveraged Loans that meet our investment criteria, variations in the interest rates on the debt securities we acquire, the level of our expenses, variations in and the timing of the

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recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

Terrorist attacks, acts of war or natural disasters may affect any market for our common stock, impact the businesses in which we invest and harm our business, operating results and financial condition.

Terrorist acts, acts of war or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks and natural disasters are generally uninsurable.

Risks Related to our Adviser and its Affiliates

Our Adviser and its affiliates will face conflicts of interest as a result of its role as investment adviser for an affiliated business development company.

Our Adviser, BDCA Adviser, also serves as the investment adviser for BDCA, another public, non-listed business development company, pursuant to an investment advisory and management services agreement between it and BDCA. Further, our Adviser is not precluded from serving as investment adviser to any affiliated or unaffiliated BDCs that may be formed in the future. We therefore share the officers, managers and other personnel of BDCA Adviser with BDCA and, should it serve as investment adviser to future BDCs, with those BDCs as well. In serving in these dual capacities, the officers, managers and personnel of our Adviser may have obligations to BDCA or its investors, the fulfillment of which may not be in our best interests or the best interests of our stockholders. There is a possibility that we, BDCA, and any other BDCs advised by BDCA Adviser may make similar investments in the same portfolio companies. If this occurs, our Adviser may face conflicts of interest regarding the determination of whether to maintain or dispose of these investments in our portfolio and in the portfolios of other BDCs advised by our Adviser, including BDCA. We rely on our Adviser to manage the day-to-day activities and to implement our investment strategy. Our Adviser is presently, and in the future intends to continue to be, involved with the same responsibilities for BDCA. Furthermore, we rely on our Adviser to identify investment opportunities and make investment recommendations. BDCA relies on our Adviser to perform the same functions. As a result of these dual responsibilities, the officers, managers and personnel of our Adviser will devote only as much of their time to our business as our Adviser and its officers, managers and personnel determine is reasonably required, which may be substantially less than their full time.

We may be obligated to pay our Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.

Our Investment Advisory Agreement entitles our Adviser to receive incentive compensation on income regardless of any capital losses. In such case, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.

We expect that any incentive fee payable by us that relates to our net investment income may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. Pursuant to the Investment Advisory Agreement, our Adviser is not under any obligation to reimburse us for any part of the incentive fee they received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.

For federal income tax purposes, we may be required to recognize taxable income (such as deferred interest that is accrued as original issue discount) in circumstances in which we do not receive a corresponding payment in cash and to make distributions with respect to such income to maintain our status as a RIC even though we will not have

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received any corresponding cash amount. Under such circumstances, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code due to potential mismatch in timing between taxable income recognition and receipt of cash. This difficulty in making the required distribution may be amplified to the extent that we are required to pay an incentive fee with respect to such accrued income for which we have not received a corresponding cash payment. As a result, we may have to sell some of our investments at times or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for both of these purposes. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations.”

Our Adviser and its affiliates, including our officers and some of our directors, will face conflicts of interest caused by compensation arrangements with us and our affiliates, and such compensation arrangements may induce our Adviser to make speculative investments or incur debt.

Our Adviser and its affiliates will receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. Among other matters, the compensation arrangements could affect their judgment with respect to additional public offerings of equity by us, which allow the dealer manager to earn additional dealer manager fees and our Adviser to earn increased management fees.

Further, the incentive fee payable by us to our Adviser may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee payable to our Adviser is determined may encourage our Adviser to use leverage to increase the return on our investments. In addition, the fact that our management fee is payable based upon our gross assets, which would include any borrowings for investment purposes, may encourage our Adviser to use leverage to make additional investments. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor holders of our common stock. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during cyclical economic downturns.

The fees that we pay our Adviser could impact our investment returns.

We pay management and incentive fees to our Adviser, and reimburse our Adviser for certain expenses it incurs. In addition, investors in our common stock will invest on a gross basis and receive distributions on a net basis after expenses, resulting in, among other things, a lower rate of return than one might achieve through direct investments.

The part of the incentive fee payable by us that relates to our pre-incentive fee net investment income is computed and paid on income that may include interest that is accrued but not yet received in cash. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously used in the calculation of the incentive fee will become uncollectible.

In selecting and structuring investments appropriate for us, our Adviser will consider the investment and tax objectives of the Company and our stockholders as a whole, not the investment, tax or other objectives of any stockholder individually.

Certain of our stockholders may have different investment, tax and other objectives with respect to their investments in us. The different interests of individual stockholders may relate to or arise from, among other things, the nature of our investments, the structure or the acquisition of our investments, and the timing of disposition of our investments. As a consequence, conflicts of interest may arise in connection with decisions made by our Adviser, including with respect to the nature or structuring of our investments, that may be more beneficial for one stockholder than for another stockholder, especially with respect to stockholders’ individual tax situations.

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Risks Related to Business Development Companies

Our failure to invest a sufficient portion of our assets in qualifying assets could result in our failure to maintain our status as a business development company.

As a BDC, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70.0% of our total assets are qualifying assets. See “Regulation.” Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets. If we fail to invest a sufficient portion of our assets in qualifying assets, we could lose our status as a BDC, which could have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in our portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.

If we do not maintain our status as a BDC, we might be regulated as a closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act and correspondingly decrease our operating flexibility.

Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.

As a result of the annual distribution requirement to qualify as a RIC, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” including borrowing money from banks or other financial institutions only in amounts such that our asset coverage, as defined in the 1940 Act, meets the requirements under the 1940 Act, which currently requires an asset coverage ratio equaling at least 200% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately owned competitors, which may lead to greater stockholder dilution.

We expect to utilize leverage to generate capital to make additional investments. If the value of our assets declines, we may be unable to satisfy the asset coverage test under the 1940 Act, which could prohibit us from paying distributions and could prevent us from qualifying as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales and repayments may be disadvantageous.

Under the 1940 Act, we generally are prohibited from issuing or selling our common stock at a price below NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current NAV of the common stock if our board of directors, including a majority of the independent members of our board of directors, determine that such sale is in our best interests and the best interests of our stockholders, and our stockholders as well as those stockholders that are not affiliated with us approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our board of directors, closely approximates the fair value of such securities.

Our ability to enter into transactions with our affiliates will be restricted.

We will be prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of a majority of the independent members of our board of directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5.0% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and we will generally be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our board of directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether

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at the same or different times), without prior approval of our board of directors and, in some cases, the SEC. If a person acquires more than 25.0% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers or directors or their affiliates. Similar restrictions limit our ability to transact business with our officers or directors and their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any portfolio company of a private equity fund managed by our Adviser without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.

The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as management fees, incentive fees and other fees. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to achieve portfolio diversification and our investment objective, which may negatively impact our results of operations and reduce our ability to pay distributions to our stockholders.

We may be obligated to pay our Adviser incentive compensation payments even if we have incurred unrecovered cumulative losses from more than three years prior to such payments and may pay more than 15.0% of our net capital gains as incentive compensation payments because we cannot recover payments made in previous years.

Our Adviser will be entitled to incentive compensation for each fiscal quarter in an amount equal to a percentage of the excess of our investment income for that quarter (before deducting incentive compensation) above a threshold return for that quarter and subject to a total return requirement. The general effect of this total return requirement is to prevent payment of the foregoing incentive compensation except to the extent 15.0% of the cumulative net increase in net assets resulting from operations over the then-current and 11 preceding calendar quarters or since inception, whichever is shorter, exceeds the cumulative subordinated incentive fees on income accrued and/or paid for the 11 preceding calendar quarters or since inception, whichever is shorter. Consequently, we may pay an incentive fee if we incurred losses more than three years prior to the current calendar quarter even if such losses have not yet been recovered in full. Thus, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter. If we pay an incentive fee of 15.0% of our realized capital gains (net of all realized capital losses and unrealized capital depreciation on a cumulative basis) and thereafter experience additional realized capital losses or unrealized capital depreciation, we will not be able to recover any portion of the incentive fee previously paid.

Risks Related to Our Investments

Our investments in Leveraged Loans involve risk and we could lose all or part of our investment.

Investing in Leveraged Loans involves a number of significant risks. Leveraged Loans have historically experienced greater default rates than has been the case for investment grade securities. There can be no assurance as to the levels of defaults or recoveries that may be experienced on our investments in Leveraged Loans. Leveraged Loans in which we invest may be issued by companies with limited financial resources and limited access to alternative financing. Issuers of Leveraged Loans may be unable to meet their obligations under their debt securities that we hold. Such developments may be accompanied by deterioration in the value of collateral backing our investments. This could lead to a decline in value of our Leveraged Loan investments, which could result in a decline in our net earnings and NAV.

We may engage in active and frequent trading of Leveraged Loans, which could result in a relatively high portfolio turnover rate and a more volatile NAV per share. In addition, active and frequent trading will result in

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increased transaction and execution costs, which could negatively impact our financial condition and your investment in us.

We may engage in active and frequent trading of Leveraged Loans. If we pursue this strategy, we expect that we will have a relatively high portfolio turnover rate. Portfolio turnover and active and frequent trading may lead to the realization and distribution to our stockholders of higher short-term capital gains, which would increase their tax liability. Further, active and frequent trading generally involves some expense to us and to our stockholders, such as higher transactional and brokerage costs associated with the portfolio turnover, which may reduce our returns to our stockholders. These trading costs and tax effects associated with portfolio turnover may also adversely affect our performance.

In addition, active and frequent trading will result in a more volatile NAV per share. Active trading could result in the value of our portfolio appreciating or decreasing significantly over short periods of time, also causing our NAV per share to experience significant increases or decreases over short periods of time. Following our initial sale of shares upon meeting the minimum offering requirement, our offering price will be based in part on our then-current NAV per share, the volatility of our NAV per share could result in a more volatile public offering price per share. This could result in a public offering price per share that is significantly different in the future from the public offering price that you pay.

We intend to invest in Leveraged Loans, which may include Leveraged Loans of large-market companies. An investment in such Leveraged Loans bears lower credit risk and correspondingly offers lower yields. As a result, investments in these Leveraged Loans could result in a lower distribution rate than distribution rates of comparable BDCs.

An investment in Leveraged Loans, like an investment in any debt instrument, is a function of the credit risk associated with the borrower. Credit risk is the risk that a borrower will fail to make principal and interest payments when due or otherwise default on the terms of the debt instrument. Borrowers with higher credit risk typically offer higher yields to compensate for this added risk of default. Conversely, borrowers with lower credit risk typically offer lower yields. Therefore, under normal market conditions, an investment in a Leveraged Loan of a borrower with a higher credit risk will generate a higher yield to the investor, assuming the borrower makes all required interest and principal payments in a timely manner and according to the terms of the debt instrument.

We intend to invest in Leveraged Loans, which may include Leveraged Loans of large-market companies. Large-market companies typically have lower credit risk and a correspondingly lower yield. Lower yields from our Leveraged Loan investments could therefore result in a lower distribution rate to our stockholders than the distribution rates of other BDCs that make investments in primarily or exclusively middle-market and lower middle-market companies. As a result, an investment in us may result in a lower return than an investment in other BDCs.

We may acquire interests in Leveraged Loans either directly or indirectly. A holder of a participation in a loan is subject to additional risks not applicable to a holder of a direct interest in a loan.

We may acquire interests in Leveraged Loans either directly (by way of assignment from the selling institution) or indirectly (by purchasing a participation from the selling institution). As described in more detail below, holders of participations are subject to additional risks not applicable to a holder of a direct interest in a loan.

Participations we acquire in a selling institution’s portion of a loan typically result in a contractual relationship only with such selling institution, not with the borrower. In the case of a participation, we will generally have the right to receive payments of principal, interest and any fees to which it is entitled only from the institution selling the participation and only upon receipt by such selling institution of such payments from the borrower. By holding a participation in a loan, we generally will have no right to enforce compliance by the borrower with the terms of the loan agreement and may not directly benefit from the collateral supporting the loan in which we have purchased the participation. As a result, we will assume the credit risk of both the borrower and the institution selling the participation, which will remain the legal owner of record of the applicable loan. In the event of the insolvency of the selling institution, we may be treated as a general unsecured creditor of the selling institution, and even to the extent we are considered to have rights to the underlying loan proceeds, the value of such rights may be diminished by the exercise of setoff between the selling institution and the borrower. In addition, we may purchase a participation from a selling institution that does not itself retain any beneficial interest in any portion of the

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applicable loan and, therefore, may have limited interest in monitoring the terms of the loan agreement and the continuing creditworthiness of the borrower. When we hold a participation in a loan, we will not have the right to vote under the applicable loan agreement with respect to every matter that arises thereunder, and it is expected that each selling institution will reserve the right to administer the loan sold by it as it sees fit and, subject to the terms of the participation agreement, to amend the documentation evidencing such loan in all respects. Selling institutions voting in connection with such matters may have interests different from ours and may fail to consider our interests in connection with their votes.

In contrast, the purchaser of an assignment of an interest in a loan typically succeeds to all of the rights and obligations of the assigning selling institution and becomes a lender under the loan agreement with respect to that loan. As a purchaser of an assignment, we generally will have the same voting rights as other lenders under the applicable loan agreement, including the right to approve amendments to the loan agreement, to waive enforcement of breaches of covenants or to enforce compliance by the borrower with the terms of the loan agreement, and the right to set off claims against the borrower and to have recourse to collateral supporting the loan. Assignments are, however, arranged through private negotiations between assignees and assignors, and in certain cases the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than, those held by the assigning selling institution.

Assignments and participations are sold without recourse to the selling institutions, and the selling institutions will generally make minimal or no representations or warranties about the underlying loans, the borrowers, the documentation of the loans or any collateral securing the loans. In addition, we will be bound by provisions of the underlying loan agreements, if any, that require the preservation of the confidentiality of information provided by the borrower.

It is unclear how increased regulatory oversight and changes in the method for determining the London Interbank Offered Rate, or LIBOR, may affect the value of the financial obligations to be held or issued by us that are linked to LIBOR, or how such changes could affect our results of operations or financial condition.

As a result of concerns about the accuracy of the calculation of LIBOR, a number of British Bankers’ Association, or BBA, member banks entered into settlements with certain regulators and law enforcement agencies with respect to the alleged manipulation of LIBOR, and there are ongoing investigations by regulators and governmental authorities in various jurisdictions. Following a review of LIBOR conducted at the request of the U.K. government, on September 28, 2012, recommendations for reforming the setting and governing of LIBOR were released, or the Wheatley Review. The Wheatley Review made a number of recommendations for changes with respect to LIBOR, including additional statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the BBA to an independent administrator, changes to the method of the compilation of lending rates and new regulatory oversight and enforcement mechanisms for rate setting and a reduction in the number of currencies and tenors for which LIBOR is published. Based on the Wheatley Review and on a subsequent public and governmental consultation process, on March 25, 2013, the U.K. Financial Services Authority published final rules for the U.K. Financial Conduct Authority’s regulation and supervision of LIBOR, or the FCA Rules. In particular, the FCA Rules include requirements that (1) an independent LIBOR administrator monitor and survey LIBOR submissions to identify breaches of practice standards or potentially manipulative behavior, and (2) firms submitting data to LIBOR establish and maintain a clear conflicts of interest policy and appropriate systems and controls. The FCA Rules took effect on April 2, 2013. It is uncertain what additional regulatory changes or what changes, if any, in the method of determining LIBOR may be required or made by the U.K. government or other governmental or regulatory authorities. Accordingly, uncertainty as to the nature of such changes may adversely affect the market for or value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations. In addition, any further changes or reforms to the determination or supervision of LIBOR may result in a sudden or prolonged increase or decrease in reported LIBOR, which could have an adverse impact on the market for or value of any LIBOR-linked securities, loans, derivatives and other financial obligations or extensions of credit held by or due to us or on our overall financial condition or results of operations.

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Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

Even though we intend to generally structure certain of our investments as senior loans, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might recharacterize our debt investment and subordinate all or a portion of our claim to that of other creditors. In situations where a bankruptcy carries a high degree of political significance, our legal rights may be subordinated to other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower. A number of judicial decisions have upheld judgments of borrowers against lending institutions on the basis of various evolving legal theories, collectively termed “lender liability.” Generally, lender liability is founded on the premise that a lender has violated a duty (whether implied or contractual) of good faith, commercial reasonableness and fair dealing, or a similar duty owed to the borrower or has assumed an excessive degree of control over the borrower resulting in the creation of a fiduciary duty owed to the borrower or its other creditors or stockholders. Because of the nature of our debt investments we may be subject to allegations of lender liability.

In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder (a) intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower, (b) engages in other inequitable conduct to the detriment of such other creditors, (c) engages in fraud with respect to, or makes misrepresentations to, such other creditors or (d) uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.” Because of the nature of our debt investments, we may be subject to claims of equitable subordination.

Because affiliates of, or persons related to, our Adviser may hold equity or other interests in obligors of our portfolio companies, we could be exposed to claims for equitable subordination or lender liability or both based on such equity or other holdings.

The preceding discussion is based upon principles of U.S. federal and state laws. Insofar as debt investments are obligations of non-U.S. obligors, the laws of certain foreign jurisdictions may impose liability upon lenders or bondholders under factual circumstances similar to those described above, with consequences that may or may not be analogous to those described above under U.S. federal and state laws.

We may invest in obligations of non-U.S. obligors, which involve certain risks related to regional economic conditions and risks not normally associated with investments in the obligations of sovereign and corporate obligors located in the United States.

Although 70.0% of our investments must be used in U.S.-based companies, we may invest in obligations of obligors organized or incorporated under the laws of a country other than the United States or a state or territory thereof. Investments in the obligations of non-U.S. obligors involve certain special risks related to regional economic conditions and sovereign risks which are not normally associated with investments in the obligations of

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sovereign and corporate obligors located in the United States. We are unable to provide any information regarding the specific risks associated with purchasing a loan, participation interest or other investment governed by a law other than those of a U.S. jurisdiction. These risks may include and economic uncertainty, fluctuations of currency exchange rates, lower levels of disclosure and regulation in foreign securities markets, confiscatory taxation, taxation of income earned in foreign nations or other taxes or restrictions imposed with respect to investments in foreign nations, foreign exchange controls (which may include suspension of the ability to transfer currency from a given country and repatriation of investments) and uncertainties as to the status, interpretation and application of laws including, but not limited to those relating to insolvency. In addition, there is often less publicly available information about non-U.S. obligors than about sovereign and corporate obligors in the United States. Sovereign and corporate obligors in countries other than the United States may not be subject to uniform accounting, auditing and financial reporting standards, and auditing practices and requirements for both foreign public and private obligors may not be comparable to those applicable to U.S. companies. It also may be difficult to obtain and enforce a judgment relating to investments issued by a non-U.S. obligor in a court outside the United States.

Second priority liens on collateral securing our loans may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Some of our loans will be secured on a second priority basis by the same collateral securing senior secured debt of the portfolio companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before we receive anything. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

We generally will not control our portfolio companies.

We generally will not control our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments in privately held companies, we may not be able to dispose of our interests in our portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

Defaults by our portfolio companies will harm our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger

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cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company.

We intend to hold Leveraged Loans issued by companies that may enter into bankruptcy proceedings.

Leveraged Loan issuers may experience bankruptcy or similar financial distress. The bankruptcy process has a number of significant inherent risks. Many events in a bankruptcy proceeding are the product of contested matters and adversary proceedings and are beyond the control of the creditors. A bankruptcy filing by an issuer may adversely and permanently affect the issuer. If the proceeding is converted to a liquidation, the value of the issuer may be significantly less than the liquidation value that was believed to exist at the time of the investment. The duration of a bankruptcy proceeding is also difficult to predict, and a creditor’s return on investment can be adversely affected by delays until the plan of reorganization or liquidation ultimately becomes effective. The administrative costs of a bankruptcy proceeding are frequently high and would be paid out of the debtor’s estate prior to any return to creditors. Because the standards for classification of claims under bankruptcy law are vague, our influence with respect to the class of securities or other obligations we own may be lost by increases in the number and amount of claims in the same class or by different classification and treatment. In the early stages of the bankruptcy process, it is often difficult to estimate the extent of, or even to identify, any contingent claims that might be made. In addition, certain claims that have priority by law (for example, claims for taxes) may be substantial.

We may participate on creditors’ committees to negotiate the management of financially troubled companies.

We may (through an agent) participate on committees formed by creditors to negotiate the management of financially troubled companies that may or may not be in bankruptcy or we may seek to negotiate directly with the debtors with respect to restructuring issues. If we do join a creditors’ committee, the participants of the committee would be interested in obtaining an outcome that is in their respective individual best interests and there can be no assurance of obtaining results most favorable to our interests. By participating on such committees, we may be deemed to have duties to other creditors represented by the committees, which might expose us to liability to such other creditors who disagree with our actions.

We may also be provided with material non-public information that may restrict our ability to trade in such company’s securities. While we intend to comply with all applicable securities laws and to make judgments concerning restrictions on trading in good faith, we may trade in a company’s securities while engaged in such company’s restructuring activities. Such trading creates a risk of litigation and liability that may cause us to incur significant legal fees and potential losses.

Investments in non-investment grade CLO securities may be illiquid, may have a higher risk of default, and may not produce current returns.

Our investments in CLO securities will generally be non-investment grade. Non-investment grade CLO securities tend to be illiquid, have a higher risk of default and may be more difficult to value than investment grade bonds. Recessions or poor economic or pricing conditions in the markets associated with CLO securities may cause higher defaults or losses than expected. Non-investment grade securities are considered speculative, and their capacity to pay principal and interest in accordance with the terms of their issue is not certain. These risks could be exacerbated to the extent that the investments in CLO securities are concentrated in one or more obligor.

We invest in equity securities of CLOs, and may invest in debt securities of CLOs, collateralized primarily by Leveraged Loans. Accordingly, such securities involve the same risks associated with investing in Leveraged Loans on a levered basis, including credit risk, liquidity risk, interest rate risk and market risk. Changes in a variety of factors, including interest rates, defaults, interest rate spreads, interest rate curves, investor perception of macroeconomic risks and market outlook, and demand for debt securities issued by CLOs may cause the cash flows provided by and the market prices for CLO equity securities to fluctuate significantly. CLOs are typically privately offered and sold and CLO securities may be thinly traded or have a limited trading market.

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Some of our investments in CLOs may be in newly-issued CLOs. Generally, new-issue CLOs make their initial distribution to underlying debt and equity tranches four to eight months after closing, and subsequent payments are generally made on a quarterly basis. Additionally, equity securities of CLOs do not have a stated coupon and only have claims to residual cash flows after payments to securities ranked senior to equity securities have been made. Changes in a variety of factors, including interest rates, defaults, interest rate spreads, interest rate curves, loan prepayments and performance of collateral underlying CLO securities may cause the cash flows generated by our investments in the debt and equity tranches of CLOs to fluctuate significantly, and in certain instances may be shut off all together either temporarily or permanently. Therefore, the cash flows and earnings we receive from our CLO investments may fluctuate significantly.

Our investments in CLO securities may be riskier and less transparent to us and our stockholders than direct investments in the underlying companies.

We invest in equity and debt tranches of CLOs collateralized primarily by Leveraged Loans. Generally, there may be less information available to us regarding the underlying investments held by such CLO vehicles than if we had invested directly in the underlying companies. As a result, our stockholders will not know the details of the underlying securities of the CLO vehicles in which we will invest. Our CLO investments will also be subject to the risk of leverage associated with the debt issued by such CLOs and the repayment priority of senior debt holders in such CLO vehicles.

The accounting and tax implications of such investments are complicated. In particular, reported revenue from the equity tranche investments of these CLO vehicles are recorded each quarter in accordance with GAAP under the effective interest rate method based on the future projected cash flows. Our current taxable earnings on these investments, however, will depend upon the ownership of the CLO equity tranche as well as for certain CLOs any election we make to mark-to-market our taxable income. Unless we elect mark-to-market treatment, our current taxable income will generally not be determinable until after the end of the fiscal year of each individual CLO vehicle that ends within our fiscal year and may be materially different from both the cash distributions we receive and revenue we record in accordance with GAAP. In general, we may be required to record current taxable income based on our proportionate share of the ordinary earnings and net capital gain of the CLO vehicle or based on changes to fair value if we elect mark-to-market treatment for certain eligible CLO investments, even if such income is not distributed to us by the CLO vehicle. As a result, the reported revenue to our stockholders under GAAP from investments in these CLO vehicles may not be reflective of the taxable income we record for such investments, and the current cash flow we receive from these CLO investments may be less than the current taxable income we record from these investments that we are required to distribute to our stockholders.

There is the potential for interruption and deferral of cash flow from CLO investments.

If certain minimum collateral value ratios or interest coverage ratios are not met by a CLO, then cash flow that otherwise would have been available to pay distributions to us on our CLO investments may instead be used to redeem any senior notes or to purchase additional Leveraged Loans, until the ratios again equal or exceed the minimum required levels or any senior notes are repaid in full. This could result in a reduction in the distribution or principal paid to the holders of the CLO investments, which would adversely impact our returns.

Leveraged Loans that are collateral of our CLO investments are subject to prepayments and calls, increasing re-investment risk and the inability of a CLO collateral manager to reinvest the proceeds of the prepayment of its loan collateral may adversely affect us.

The underlying Leveraged Loans of our CLO investments may be prepaid more quickly than expected, which could have an adverse impact on the value of our CLO investment. Prepayment rates are influenced by changes in interest rates and a variety of economic, geographic and other factors beyond our control, and consequently cannot be predicted with certainty. There can be no assurance that for any CLO investment, in the event that any of the Leveraged Loans of a CLO underlying such investment are prepaid, the CLO collateral manager will be able to reinvest such proceeds in new Leveraged Loans with equivalent investment returns. If the CLO collateral manager cannot reinvest in new Leveraged Loans with equivalent investment returns, the proceeds available to pay interest, principal or other distributions to the CLO securities may be adversely affected.

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We may not have the ability to control the timing of a call position on our CLO investments.

Our CLO investments generally do not contain optional call provisions, other than a call, at the option of the holders of the equity tranches, for the senior notes and the junior secured notes to be paid in full after the expiration of an initial period (referred to as the “non-call period”).

The exercise of the call option is by the relevant percentage (usually a majority) of the holders of the equity tranche. Therefore, where we do not hold the relevant percentage, we will not be able to control the timing of the exercise of the call option. The equity tranche also generally has a call at any time based on certain tax event triggers. In any event, the call can only be exercised by the holders of the equity tranche if they can demonstrate (in accordance with the detailed provisions in the transaction) that the senior notes and junior secured notes will be paid in full if the call is exercised.

We have limited control of the administration and amendment of Leveraged Loans owned by the CLOs in which we invest.

We will not be able to directly enforce any rights and remedies in the event of a default of a Leveraged Loan held by a CLO vehicle. In addition, the terms and conditions of the Leveraged Loans underlying our CLO investments may be amended, modified or waived only by the agreement of the underlying lenders. Generally, any such agreement must include a majority or a super majority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. Consequently, the terms and conditions of the payment obligations arising from Leveraged Loans could be modified, amended or waived in a manner contrary to our preferences.

Engaging in hedging transactions may expose us to additional risks

We may enter into interest rate or currency hedges. Hedging against interest rate and currency fluctuations may expose us to additional risks and could harm our financial performance. Our use of hedging would not eliminate the risk that the value of our investments could decline or that our investment performance would be better off if we did not hedge. The effectiveness of our hedging is dependent on the price we pay for the hedge and the correlation of the hedge to the risk it is designed to mitigate. It may arise that the cost of a hedging instrument exceeds its expected benefits or that an instrument may not hedge all of the risk for which it was designed to mitigate. Additionally, the use of hedging instruments exposes us to counterparty risk including the failure to perform under the contract such as nonpayment. In the case of the early termination of a hedge agreement upon the occurrence of certain events of default or termination events set forth in the hedge agreement we may be required to make a payment to the hedge provider.

Risks Relating to Debt Financing

If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.

The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for gain or loss on invested equity capital. If we use leverage to partially finance our investments, through borrowing from banks and other lenders, you will experience increased risks of investing in our common stock. If the value of our assets increases, leveraging would cause the NAV attributable to our common stock to increase more sharply than it would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause our NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any increase in our income in excess of interest payable on the borrowed funds would cause our net income to increase more than it would without the leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make common stock distribution payments. Leverage is generally considered a speculative investment technique.

As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least

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200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations, and may cause us to be unable to make distributions. The amount of leverage that we employ will depend on our Adviser’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing.

In addition, recent legislation under consideration by the U.S. Congress proposes to decrease this asset coverage amount such that we would be able to maintain a 1:1 ratio between our total assets and indebtedness. If this legislation is enacted, we would therefore be permitted to incur leverage beyond the current limitations of the 1940 Act, which would further increase the risks of loss in the event of a decline in the value of our assets. This legislation would also increase the risks of an investment in our common stock.

Changes in interest rates may affect our cost of capital and net investment income.

Since we intend to use debt to finance investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

You should also be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee preferred return and may result in a substantial increase of the amount of incentive fees payable to our Adviser with respect to pre-incentive fee net investment income. See “Investment Advisory and Management Services Agreement.”

Prepayments of Leveraged Loans of our portfolio companies could adversely impact our results of operations and reduce our return on equity.

We are subject to the risk that the investments in Leveraged Loans that we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt representing the Leveraged Loan being prepaid, and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity.

Risks Relating to this Offering and Our Common Stock

Investors will not know the purchase price per share at the time they submit their subscription agreements, and the purchase price may be higher than the prior [weekly closing] price per share.

After satisfying the minimum offering requirement, the purchase price at which you purchase shares will be determined at each [weekly closing] date to ensure that the sales price, after deducting selling commissions and dealer manager fees, is equal to or greater than our NAV per share. As a result, in the event of an increase in our NAV per share, your purchase price may be higher than the prior [weekly closing] price per share, and therefore you may receive a smaller number of shares than if you had subscribed at the prior [weekly closing] price. See “Plan of Distribution.”

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This is a “best efforts” offering, and if we are unable to raise substantial funds, we will be limited in the number and type of investments we may make, and the value of your investment in us may be reduced in the event our assets under-perform.

This offering is being made on a best efforts basis, whereby the dealer manager and broker-dealers participating in the offering are only required to use their best efforts to sell our shares and have no firm commitment or obligation to purchase any of the shares. In addition, selling brokers may have more than one business development company offering to choose to emphasize to prospective purchasers, a choice that may make success in conducting the offering more difficult. Even though we have established a minimum size of our offering necessary for us to release funds from the escrow account and utilize subscription funds, such amount will not, by itself, be sufficient for us to purchase a diversified portfolio of investments. To the extent that less than the maximum number of shares is subscribed for, the opportunity for diversification of our investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base.

The shares sold in this offering will not be listed on an exchange or quoted through a quotation system for the foreseeable future, if ever. Therefore, if you purchase shares in this offering, you will have limited liquidity and may not receive a full return of your invested capital if you sell your shares.

The shares offered by us are illiquid assets for which there is not expected to be any secondary market nor is it expected that any will develop in the future. We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage, which may include follow-on offerings after completion of this initial offering. However, there can be no assurance that we will complete a liquidity event within such time or at all. We expect that our board of directors, in the exercise of its duties to us, will determine to pursue a liquidity event when it believes that then-current market conditions are favorable for a liquidity event, and that such an event is in our best interests. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange or (3) a merger or another transaction approved by our board in which our stockholders will receive cash or shares of a publicly traded company.

In making the decision to apply for listing of our shares, our directors will try to determine whether listing our shares or liquidating our assets will result in greater value for our stockholders. In making a determination of what type of liquidity event is in our best interests, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, market conditions, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our common stock, internal management requirements to become a perpetual life company and the potential for stockholder liquidity. If our shares are listed, we cannot assure you a public trading market will develop. Since a portion of the offering price from the sale of shares in this offering will be used to pay expenses and fees, the full offering price paid by stockholders will not be invested in portfolio companies. As a result, even if we do complete a liquidity event, you may not receive a return of all of your invested capital.

You should also be aware that shares of publicly traded closed-end investment companies frequently trade at a discount to their NAV. If our shares are eventually listed on a national exchange, we would not be able to predict whether our common stock would trade above, at or below NAV. This risk is separate and distinct from the risk that our NAV per share may decline.

We initially established the offering price for our shares of common stock on an arbitrary basis, and the offering price may not accurately reflect the value of our assets.

The price of our common stock was initially established on an arbitrary basis and was not based on the amount or nature of our assets or our book value. Further, we are only required under the 1940 Act to adjust our public offering price to ensure that we do not sell shares at a price which is below our NAV per share. We have adopted a policy to ensure that our NAV will not exceed 88.5% of our public offering price nor fall below 87.0% of our public offering price. However, we are not required to continue this policy and may modify it in the future. Therefore, at any given time, the offering price per share may not reflect the per share value of our interests in our portfolio companies.

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Because the dealer manager is an affiliate of our Adviser, you will not have the benefit of an independent review of the prospectus customarily performed in underwritten offerings.

The dealer manager, Realty Capital Securities, is an affiliate of AR Capital and will not make an independent review of us or the offering. Accordingly, you will have to rely on your own broker-dealer to make an independent review of the terms of this offering. If your broker-dealer does not conduct such a review, you will not have the benefit of an independent review of the terms of this offering. Further, the due diligence investigation of us by the dealer manager cannot be considered to be an independent review and, therefore, may not be as meaningful as a review conducted by an unaffiliated broker-dealer or investment banker. You will not have the benefit of an independent review and investigation of this offering of the type normally performed by an unaffiliated, independent underwriter in an underwritten public securities offering. In addition, we do not, and do not expect to, have research analysts reviewing our performance or our securities on an ongoing basis. Therefore, you will not have an independent review of our performance and the value of our common stock relative to publicly traded companies.

Our dealer manager signed a Letter of Acceptance, Waiver and Consent with FINRA. Any further action, proceeding or litigation with respect to the substance of the Letter of Acceptance, Waiver and Consent could adversely affect this offering or the pace at which we raise proceeds.

In April 2013, our dealer manager received notice and a proposed Letter of Acceptance, Waiver and Consent, or AWC, from FINRA, the self-regulatory organization that oversees broker dealers, that certain violations of SEC and FINRA rules, including Rule 10b-9 under the Exchange Act and FINRA Rule 2010, occurred in connection with its activities as a co-dealer manager for a public offering. Without admitting or denying the findings, our dealer manager submitted an AWC, which FINRA accepted on June 4, 2013. In connection with the AWC, our dealer manager consented to the imposition of a censure and a fine of $60,000.

Beginning 12 months after meeting our minimum offering requirement, and on a quarterly basis thereafter, we intend to offer to repurchase your shares on a quarterly basis. As a result you will have limited opportunities to sell your shares and, to the extent are able to sell your shares under the program you may not be able to recover the amount of your investment in our shares.

Beginning 12 months after meeting our minimum offering requirement, and on a quarterly basis thereafter, we intend to commence tender offers to allow you to tender your shares on a quarterly basis at a price equal to 90.0% of the public offering price on the date of repurchase. As proposed, the share repurchase program will include numerous restrictions that limit your ability to sell your shares. Under the share repurchase program, shares will not be eligible for repurchase for the first year after purchase except upon death or qualifying disability of a stockholder. We intend to limit the number of shares repurchased pursuant to our proposed share repurchase program as follows: (1) we currently intend to limit the number of shares to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares; (2) we do not expect to repurchase shares in any calendar year in excess of 25.0% of the weighted average number of shares outstanding in the prior calendar year; (3) unless you tender all of your shares, you must tender at least 25.0% of the amount of shares you have purchased in the offering and must maintain a minimum balance of $2,500 subsequent to submitting a portion of your shares for repurchase by us; and (4) to the extent that the number of shares put to us for repurchase exceeds the number of shares that we are able to purchase, we will repurchase shares on a pro rata basis, not on a first-come, first-served basis. Further, we will have no obligation to repurchase shares if the repurchase would violate the restrictions on distributions under federal law or Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency. These limits may prevent us from accommodating all repurchase requests made in any quarter. Our board of directors may amend, suspend or terminate the repurchase program upon 30 days’ notice. We will notify you of such developments (1) in the quarterly reports mentioned above or (2) by means of a separate mailing to you, accompanied by disclosure in a current or periodic report under the Exchange Act. During this offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws. In addition, although we have adopted a share repurchase program, we have discretion to not repurchase your shares, to suspend the plan, and to cease repurchases. Further, the plan has many limitations and should not be relied upon as a method to sell shares promptly, or if you are able to sell your shares, you may only be able to do so at a discount to our then-current NAV.

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The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our stockholders.

When we make quarterly repurchase offers pursuant to the share repurchase program, we may offer to repurchase shares at a price that is lower than the price you paid for shares in our offering. As a result, to the extent you have the ability to sell your shares to us as part of our share repurchase program, the price at which you may sell your shares, which we expect to be 90.0% of the public offering price on the date of repurchase under ordinary conditions, may be lower than what you paid in connection with your purchase of shares in our offering.

In addition, in the event you choose to participate in our share repurchase program, you will be required to provide us with notice of your intent to participate prior to knowing what the NAV per share will be on the repurchase date. Although you will have the ability to withdraw your repurchase request prior to the repurchase date, to the extent you seek to sell your shares to us as part of our periodic share repurchase program, you will be required to do so without knowledge of what the repurchase price of our shares will be on the repurchase date.

We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in the timeframe contemplated by this prospectus.

Delays in investing the net proceeds of this offering may impair our performance. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results.

In addition, even if we are able to raise significant proceeds, we will not be permitted to use such proceeds to co-invest with certain entities affiliated with our Adviser in transactions originated by our Adviser unless we first obtain an exemptive order from the SEC. We currently intend to seek an exemptive order, and the SEC has granted exemptive relief for co-investments to BDCs in the past. However, there can be no assurance that we will obtain such relief.

We anticipate that, depending on market conditions, it may take us several months before we have raised sufficient funds to make any investments or to invest the proceeds of this offering in securities meeting our investment objective and providing sufficient diversification of our portfolio. During this period, we will invest the net proceeds of this offering primarily in cash, cash equivalents, U.S. government securities, repurchase agreements and high-quality debt instruments maturing in one year or less from the time of investment, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective.

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock with rights and privileges superior to common stockholders without common stockholder approval.

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. Our board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock.

Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50.0% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock.

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Your interest in us will be diluted if we issue additional shares, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Our charter authorizes us to issue additional shares of common stock. Pursuant to our charter, a majority of our entire board of directors may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. After your purchase in this offering, our board may elect to sell additional shares in this or future public offerings, issue equity interests in private offerings or issue share-based awards to our independent directors or employees of our Adviser. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares.

Certain provisions of our charter and bylaws as well as provisions of the Maryland General Corporation Law could deter takeover attempts and have an adverse impact on the value of our common stock.

Our charter and bylaws, as well as certain statutory and regulatory requirements, contain certain provisions that may have the effect of discouraging a third party from attempting to acquire us. Under the Maryland General Corporation Law, “control shares” acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by employees who are directors of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act under the Maryland General Corporation Law any and all acquisitions by any person of our shares of stock. Our board may amend the bylaws to remove that exemption in whole or in part without stockholder approval. The Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. Under the Maryland General Corporation Law, specified “business combinations,” including mergers, consolidations, share exchanges, or, in circumstances specified in the statute, asset transfers or issuances or reclassifications of equity securities, between a Maryland corporation and any person who owns 10.0% or more of the voting power of the corporation’s outstanding voting stock, and certain other parties (each an “interested stockholder”), or an affiliate of the interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter any of the specified business combinations must be approved by two super majority votes of the stockholders unless, among other conditions, the corporation’s common stockholders receive a minimum price for their shares. See “Description of Our Securities — Business Combinations.”

Under the Maryland General Corporation Law, certain statutory provisions permit a corporation that is subject to the Exchange Act and that has at least three independent directors to be subject to certain corporate governance provisions notwithstanding any contrary provision in the corporation’s charter and bylaws. Among other provisions, a board of directors may classify itself without the vote of stockholders. Further, our board of directors, by electing into certain statutory provisions and notwithstanding any contrary provision in the charter or bylaws, may (i) provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting, (ii) reserve for itself the right to fix the number of directors, and (iii) retain for itself the exclusive power to fill vacancies created by the death, removal or resignation of a director. A corporation may be prohibited by its charter or by resolution of its board of directors from electing to be subject to any of the provisions of the statute. We are not prohibited from implementing any or all of the statute.

Additionally, our board of directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock; and our board of directors may, without stockholder action, amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. These provisions may inhibit a change of control in circumstances that could give the holders of our common stock the opportunity to realize a premium over the value of our common stock.

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Federal Income Tax Risks

We may fail to qualify as a RIC may be subject to certain corporate-level taxes regardless of whether we continue to qualify as a RIC.

To obtain and maintain RIC tax treatment under the Code, we must meet the following annual distribution, income source and asset diversification requirements. See “Material U.S. Federal Income Tax Considerations.”

•	The annual distribution requirement for a RIC will be satisfied if we distribute to our stockholders on an annual basis at least 90.0% of our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. We will be subject to corporate-level U.S. federal income tax on any of our undistributed income or gain. Additionally, we will be subject to a 4.0% nondeductible federal excise tax to the extent that we do not satisfy certain additional minimum distribution requirements on a calendar-year basis. Because we may use debt financing, we are subject to an asset coverage ratio requirement under the 1940 Act and may in the future become subject to certain financial covenants under loan and credit agreements that could, under certain circumstances, restrict us from making distributions necessary to satisfy the distribution requirement. If we are unable to obtain cash from other sources, we could fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

•	The income source requirement will be satisfied if we obtain at least 90.0% of our gross income for each year from dividends, interest, gains from the sale of stock or securities or similar sources.

•	The asset diversification requirements must be satisfied at the end of each quarter of our taxable year. At least 50.0% of the value of our assets must consist of cash, cash equivalents, U.S. government securities, securities of other RICs, and other acceptable securities; and no more than 25.0% of the value of our assets can be invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer, of two or more issuers that are controlled, as determined under applicable Code rules, by us and that are engaged in the same or similar or related trades or businesses or of certain “qualified publicly traded partnerships.” Failure to meet these requirements may result in our having to dispose of certain investments quickly in order to prevent the loss of RIC status. Because most of our investments will be in private companies, and therefore will be relatively illiquid, any such dispositions could be made at disadvantageous prices and could result in substantial losses.

If we fail to qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions. We may also be subject to certain U.S. federal excise taxes, as well as state, local and foreign taxes.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discounts and include such amounts in our taxable income in the current year, instead of upon disposition, as an election not to do so would limit our ability to deduct interest expenses for tax purposes.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain

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RIC tax treatment under the Code. We may have to sell some of our investments at times or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and become subject to corporate-level income tax. For additional discussion regarding the tax implications of a RIC, see “Material U.S. Federal Income Tax Considerations — Qualification and Taxation as a RIC.”

You may have current tax liability on distributions you elect to reinvest in our common stock but would not receive cash from such distributions to pay such tax liability.

If you participate in our distribution reinvestment plan, you will be deemed to have received, and for U.S. federal income tax purposes will be taxed on, the amount reinvested in our common stock to the extent the amount reinvested was not a tax-free return of capital. As a result, unless you are a tax-exempt entity, you may have to use funds from other sources to pay your tax liability on the value of our common stock received from the distribution.

If we do not qualify as a “publicly offered regulated investment company,” as defined in the Code, you will be taxed as though you received a distribution of some of our expenses.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering , (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period because we fail to meet any of these required conditions, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional distribution to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a non-publicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible to an individual only to the extent they exceed 2.0% of such a stockholder’s adjusted gross income, and are not deductible for alternative minimum tax purposes. While we anticipate that we will constitute a publicly offered regulated investment company after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus constitute forward-looking statements because they relate to future events or our future performance or financial condition. The forward-looking statements contained in this prospectus may include statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of the investments that we expect to make;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital; and

•	the timing of cash flows, if any, from the operations of our portfolio companies.

In addition, words such as “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words. The forward-looking statements contained in this prospectus involve risks and uncertainties. Our actual results could differ materially from those implied or expressed in the forward-looking statements for any reason, including the factors set forth in “Risk Factors” and elsewhere in this prospectus. Other factors that could cause actual results to differ materially include:

•	changes in the economy;

•	risks associated with possible disruption in our operations or the economy generally due to terrorism or natural disasters; and

•	future changes in laws or regulations and conditions in our operating areas.

We have based the forward-looking statements included in this prospectus on information available to us on the date of this prospectus, and we assume no obligation to update any such forward-looking statements. Except as required by the federal securities laws, we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised to consult any additional disclosures that we may make directly to you or through reports that we in the future may file with the SEC, including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. The forward-looking statements and projections contained in this prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act.

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ESTIMATED USE OF PROCEEDS

Use of Proceeds

We intend to use substantially all of the proceeds from this offering, net of expenses, to invest in a leveraged portfolio composed primarily of diversified investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans of U.S. companies with large principal amounts that are broadly syndicated and have an active secondary trading market. The remainder may be used for operating expenses, distributions to stockholders and for general corporate purposes.

We anticipate that it will take us up to 12 to 24 months after conclusion of this offering to invest substantially all of the net proceeds of the offering in accordance with our investment strategy, depending on the availability of appropriate investment opportunities consistent with our investment objective and market conditions. We cannot assure you we will achieve our targeted investment pace. Delays in investing the net proceeds of this offering may impair our performance. We may be unable to invest the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results. See “Risk Factors — Risks Related to this Offering and Our Common Stock – We may be unable to invest a significant portion of the net proceeds of this offering on acceptable terms in the timeframe contemplated by this prospectus.”

Pending investment of net offering proceeds in our targeted assets, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities, repurchase agreements, and other short-term securities consistent with our election to be treated as a BDC and our election to be taxed as a RIC, which may produce returns that are significantly lower than the returns which we expect to achieve when our portfolio is fully invested in securities meeting our investment objective. As a result, any distributions that we pay during this period may be substantially lower than the distributions that we may be able to pay when our portfolio is fully invested in securities meeting our investment objective. During this time, we may employ a portion of the net proceeds to pay operating expenses, to make distributions to stockholders, and for general corporate purposes. We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level or at all. In addition, during this time we will pay management fees to our Adviser as described elsewhere in this prospectus.

The following table sets forth our estimates of how we intend to use the gross proceeds from this offering. Information is provided assuming that we sell: (1) the minimum number of shares required to meet our minimum offering requirement, or 200,000 shares, and (2) the maximum number of shares registered in this offering, or 300,000,000 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of the common stock and the actual number of shares of common stock we sell in the offering. The amounts in this table assume that the full fees and commissions are paid on all shares of our common stock offered to the public on a best efforts basis. All or a portion of the selling commission and dealer manager fee may be reduced or eliminated in connection with certain categories of sales such as sales for which a volume discount applies, sales through investment advisers or banks acting as trustees or fiduciaries and sales to our affiliates. The reduction in these fees will be accompanied by a corresponding reduction in the per share purchase price but will not affect the amounts available to us for investments. Because amounts in the following table are estimates, they may not accurately reflect the actual receipt or use of the offering proceeds.

	Minimum Offering		Maximum Offering
	Amount	%	Amount	%
Gross Proceeds	$2,000,000	100.0%	3,000,000,000	100.0%
Less:
Selling Commission	140,000	7.0	210,000,000	7.0
Dealer Manager Fee	60,000	3.0	90,000,000	3.0
Offering Expenses	125,000	6.25	30,000,000	1.0
Net Proceeds/Amount Available for Investments	$1,675,000	83.75%	$2,670,000,000	89.0%

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DISTRIBUTIONS

We intend to authorize and declare distributions quarterly and pay distributions on a monthly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met. Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to authorize and declare a quarterly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates, and your distributions will begin to accrue on the date we accept your subscription for shares of our common stock. From time to time, we may also pay interim distributions at the discretion of our board. Each year a statement on Internal Revenue Service Form 1099-DIV (or such successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of paid-in capital surplus which is a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.

We have not established any limit on the extent to which we may use borrowings, if any, or proceeds from this offering to fund distributions (which may reduce the amount of capital we ultimately invest in assets). There can be no assurance that we will be able to sustain distributions at any particular level.

From time to time and not less than quarterly, our Adviser will be required to review our accounts to determine whether distributions are appropriate. We shall distribute pro rata to our stockholders funds received by us which our Adviser deems unnecessary for us to retain.

To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90.0% of our net ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute, or be deemed to distribute, during each calendar year an amount at least equal to the sum of (1) 98.0% of our net ordinary income for the calendar year, (2) 98.2% of our capital gain in excess of capital loss for the one-year period ending on October 31 of such calendar year and (3) any net ordinary income and net capital gain for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. We can offer no assurance that we will achieve results that will permit the payment of any distributions and, if we issue senior securities, we will be prohibited from paying distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation” and “Material U.S. Federal Income Tax Considerations.”

We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, if we make a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.”

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DISCUSSION OF THE COMPANY’S EXPECTED OPERATING PLANS

The information in this section contains forward-looking statements that involve risks and uncertainties. Please see “Risk Factors” and “Special Note Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. You should read the following discussion in conjunction with the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

Overview

We are a newly organized specialty finance company formed as a Maryland corporation on April 17, 2014 to make debt investments in Leveraged Loans. We will be an externally managed, non-diversified closed-end investment company that intends to elect to be treated as a business development company under the 1940 Act, and that intends to elect to be taxed for U.S. federal income tax purposes, and to qualify annually thereafter, as a RIC under the Code.

Our objective is to generate both current income and, to a lesser extent, capital appreciation through our investments. We intend to achieve this objective by predominantly investing in a portfolio composed primarily of Leveraged Loans. We also intend to invest in equity tranches of CLOs that are collateralized primarily by Leveraged Loans and may invest in debt tranches of CLOs collateralized primarily by Leveraged Loans. To a lesser extent we may invest in directly originated loans, mezzanine and unitranche loans and high yield bonds. Additionally, we may from time to time hold or invest in other equity investments and other debt or equity securities generally arising from a restructuring of Leveraged Loan positions previously held by us. Our Adviser will also periodically evaluate all investments, both individually and as a component of our overall portfolio, to determine whether we should acquire or dispose of any assets on an opportunistic basis. We intend to utilize leverage to enhance stockholder returns, and believe that, when properly financed and hedged, our investment strategy can produce attractive risk-adjusted returns.

We plan to hold many of our investments to maturity or repayment, but will sell our investments earlier if a liquidity event takes place, such as the sale or recapitalization of a portfolio company, or if we determine a sale of one or more of our investments to be in our best interest.

Characteristics of and Risks Related to Investments in Private Companies

A core component of our strategy will be to invest in the corporate debt of privately held companies. Investments in private companies pose certain incremental risks as compared to investments in public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress. Second, the investments themselves may often be illiquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. In addition, less public information generally exists about private companies. Finally, these companies may often not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of our Adviser to obtain adequate information through its due diligence efforts to evaluate the creditworthiness of and risks involved in investing in these companies. These companies and their financial information will also generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies that are designed to protect investors.

Operating and Regulatory Structure

Our investment activities are managed by our Adviser and supervised by our board of directors, a majority of whom are independent. Under our Investment Advisory Agreement, we pay our Adviser a quarterly management fee based on our gross assets as well as incentive fees based on our performance. See “Investment Advisory and Management Services Agreement.”

We expect to enter into a fund administration servicing agreement and a fund accounting servicing agreement, each with U.S. Bancorp. We expect that our Administrator will provide us with services such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for us to operate. Realty Capital Securities, our dealer manager and affiliate, is a related party to our Adviser and will receive compensation

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and fees for services related to this offering, and our Adviser will receive compensation and fees for the investment and management of our assets. Both the Adviser and our dealer manager will receive fees during the offering, acquisition, operational and liquidation states. We will pay the administrator a fee for the performance of its services under the fund administration servicing and fund accounting servicing agreements. See “Administrative Services.”

Revenues

We plan to generate revenue in the form of dividends or interest payable on the debt securities that we hold and capital gains, if any, on the sole prior to maturity of any debt instruments or other equity interests that we acquire in portfolio companies. In addition, we may generate revenue in the form of commitment, origination, structuring or diligence fees, monitoring fees, fees for providing managerial assistance and possibly consulting fees and performance-based fees. Any such fees will be generated in connection with our investments and recognized as earned.

Expenses

Our primary operating expenses are the payment of advisory fees and other expenses under the Investment Advisory Agreement. The investment advisory fees compensate our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments.

We bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	corporate and organizational expenses relating to offerings of our common stock, subject to limitations included in our Investment Advisory Agreement;

•	the cost of calculating our NAV, including the cost of any third-party valuation services;

•	the cost of effecting sales and repurchase of shares of our common stock and other securities;

•	investment advisory fees;

•	transfer agent and custodial fees;

•	fees and expenses associated with marketing efforts;

•	federal and state registration fees;

•	federal, state and local taxes;

•	independent directors’ fees and expenses;

•	costs of proxy statements, stockholders’ reports and notices;

•	fidelity bond, directors and officers/errors and omissions liability insurance and other insurance premiums;

•	direct costs such as printing, mailing, long distance telephone, and staff incurred by our Adviser;

•	fees and expenses associated with independent audits and outside legal costs, including compliance with the Sarbanes-Oxley Act;

•	costs associated with our reporting and compliance obligations under the 1940 Act and applicable federal and state securities laws;

•	brokerage commissions for our investments;

•	all other expenses incurred by our Adviser in performing its obligations, subject to the limitations included in the Investment Advisory Agreement; and

•	all other expenses incurred by either our Administrator or us in connection with administering our business, including payments under the administration agreement that will be based upon our allocable portion of overhead and other expenses incurred by our Administrator in performing its obligations under the

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proposed administration agreement, including rent and our allocable portion of the costs of compensation and related expenses of our chief compliance officer and chief financial officer and their respective staffs.

Financial Condition, Liquidity and Capital Resources

We will generate cash primarily from the net proceeds of this offering, and from cash flows from fees, interest and dividends earned from our investments and principal repayments and proceeds from sales of our investments. Our primary use of funds will be investments in Leveraged Loans, payments of our expenses and distributions to holders of our common stock. Immediately after we receive subscriptions for 200,000 shares and meet our minimum offering requirement, gross subscription funds will total $2.0 million. Subsequent to meeting our minimum offering requirement, we will then sell our shares on a continuous basis at a price of $10.00; however, if our NAV per share, or NAV, increases, we intend to supplement this prospectus and sell our shares at a higher price as necessary to ensure that the shares are not sold at a price which, after deduction of selling commissions and dealer manager fees, is below our NAV. As a result of regulatory requirements, we will not sell our shares at a public offering price in which our NAV exceeds 90.0% of the public offering price. Additionally, in each [weekly closing], we have elected to review our NAV and intend to ensure that our NAV will not fall below 87.0%, or exceed 88.5%, of our public offering price. In connection with each closing on the sale of shares of our common stock pursuant to this prospectus, our board of directors or a committee thereof is required to make the determination within 48 hours of the time that we price our shares for sale that we are not selling shares of our common stock at a price below our then-current NAV. Prior to each closing, to the extent required to disclose material information, including changes in the offering price per share, to prospective investors, we will update the information contained in this prospectus by filing a prospectus supplement with the SEC, and we will also post any updated information to our website.

As a business development company, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. If this ratio declines below 200%, we cannot incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. For more information regarding the risks related to our use of leverage, see “Risk Factors — Risks Related to Business Development Companies —  Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth” and “Risk Factors — Risks Related to Debt Financing — If we borrow money, the potential for gain or loss on amounts invested in us will be magnified and may increase the risk of investing in us.”

We intend to enter into an expense support agreement, or the Expense Support Agreement, with our Adviser, whereby our Adviser may pay up to 100% of our operating expenses, or the Expense Support Payment, for any period beginning on the effective date of the Registration Statement, until we and the Adviser mutually agree otherwise. The purpose of the Expense Support Agreement is to reduce our offering and operating expenses until we have achieved economies of scale sufficient to ensure that we are able to bear a reasonable level of expense in relation to our investment income. The Expense Support Payment for any month shall be paid to us by the Adviser in cash or offsets against amounts due from us to the Adviser. Operating expenses subject to this agreement include expenses as defined by U.S. GAAP, including, without limitation, advisory fees payable and interest on indebtedness for such period, if any.

The North American Securities Administrators Association, in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time, or the NASAA Omnibus Guidelines, requires that our affiliates and sponsors have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our affiliates and sponsors have an aggregate financial net worth in excess of those amounts required by the NASAA Omnibus Guidelines.

Capital Contribution by AR Capital

On May 19, 2014, AR Capital contributed an aggregate of $200,000 to purchase 22,222 shares of common stock at $9.00 per share from this offering, which represents the public offering price of $10.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share. Because no selling commission or

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dealer manager fees will be paid on the gross offering proceeds from these sales, the per share net offering proceeds received by us are equal to the per share net offering proceeds that we will receive from this offering from unaffiliated investors. Additionally, AR Capital will not tender its shares for repurchase as long as our Adviser continues to serve as our investment adviser.

Distribution Policy

We intend to authorize and declare distributions quarterly and pay distributions on a monthly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met. Subject to our board of directors’ discretion and applicable legal restrictions, our board of directors intends to authorize and declare a quarterly distribution amount per share of our common stock. We will then calculate each stockholder’s specific distribution amount for the month using record and declaration dates and your distributions will begin to accrue on the date we accept your subscription for shares of our common stock. From time to time, we may also pay interim distributions, including capital gains distributions, at the discretion of our board. Each year a statement on Internal Revenue Service Form 1099-DIV (or successor form) identifying the source of the distribution (i.e., paid from ordinary income, paid from net capital gain on the sale of securities, or a return of paid-in capital surplus which is a nontaxable distribution) will be mailed to our stockholders. Our distributions may exceed our earnings, especially during the period before we have substantially invested the proceeds from this offering. As a result, a portion of the distributions we make may represent a return of capital for tax purposes.

We intend to elect to be treated for U.S. federal income tax purposes, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code. To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90.0% of our ordinary income and net short-term capital gain in excess of net long-term capital loss, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute, or be deemed to distribute, during each calendar year an amount at least equal to the sum of (1) 98.0% of our ordinary income for the calendar year, (2) 98.2% of our capital gain in excess of capital loss for the one-year period ending on October 31 of such calendar year and (3) any ordinary income and net capital gain for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax.

We have adopted an “opt in” distribution reinvestment plan for our common stockholders. As a result, if we make a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of our common stock. See “Distribution Reinvestment Plan.” Any distributions reinvested under the plan will nevertheless remain taxable to the U.S. stockholder. If you hold shares in the name of a broker or financial intermediary, you should contact the broker or financial intermediary regarding your election to receive distributions in additional shares of our common stock.

Critical Accounting Policies

This discussion of our expected operating plans is based upon our expected financial statements, which will be prepared in accordance with accounting principles generally accepted in the U.S., or GAAP. The preparation of these financial statements will require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets and any other parameters used in determining such estimates could cause actual results to differ. In addition to the discussion below, we will describe our critical accounting policies in the notes to our future financial statements.

Valuation of Portfolio Investments

Our board of directors has established procedures for the valuation of our investment portfolio. These procedures are detailed below.

Investments for which market quotations are readily available will be valued at such market quotations.

For most of our investments, market quotations are not available. With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, our board of directors has approved a multi-step valuation process each quarter, as described below:

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1.	Each portfolio company or investment will be valued by our Adviser, potentially with information received from one or more independent valuation firms engaged by our board of directors;

2.	the independent valuation firm, if involved, will conduct independent appraisals and make an independent assessment of the value of each investment;

3.	the valuation committee of our board of directors will review and discuss the preliminary valuation prepared by our Adviser and that of the independent valuation firm, if any; and

4.	our board of directors will discuss the valuations and determine the fair value of each investment in our portfolio in good faith based on the input of our Adviser, the independent valuation firm, if any, and the valuation committee.

Investments will be valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present value amount (discounted) calculated based on an appropriate discount rate. The measurement is based on the net present value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public, M&A comparables, the principal market and enterprise values, among other factors.

We have adopted Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 820, Fair Value Measurements and Disclosures (formerly Statement of Financial Accounting Standards No. 157, Fair Value Measurements), which defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles and expands disclosures about fair value measurements.

ASC Topic 820 clarifies that the exchange price is the price in an orderly transaction between market participants to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. The transaction to sell the asset or transfer the liability is a hypothetical transaction at the measurement date, considered from the perspective of a market participant that holds the asset or owes the liability. ASC Topic 820 provides a consistent definition of fair value which focuses on exit price and prioritizes, within a measurement of fair value, the use of market-based inputs over entity-specific inputs. In addition, ASC Topic 820 provides a framework for measuring fair value and establishes a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels of valuation hierarchy established by ASC Topic 820 are defined as follows:

Level 1:  Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2:  Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3:  Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level of input that is significant to the fair value measurement.

Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

In accordance with ASC Topic 820, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

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Net Realized Gains or Losses and Net Change in Unrealized Appreciation or Depreciation

We will measure realized gains or losses by the difference between the net proceeds from the repayment or sale and the amortized cost basis of the investment, without regard to unrealized appreciation or depreciation previously recognized, but considering unamortized upfront fees and prepayment penalties. Net change in unrealized appreciation or depreciation will reflect the change in portfolio investment values during the reporting period, including any reversal of previously recorded unrealized appreciation or depreciation, when gains or losses are realized.

Contractual Obligations

Payments for investment advisory services under the Investment Advisory Agreement in future periods are equal to (a) a management fee calculated at an annual rate of 1.0% of the value of our gross assets and (b) an incentive fee based on our performance. See “Investment Advisory and Management Services Agreement.” We expect to enter into an administration agreement and a fund accounting servicing agreement, each with U.S. Bancorp. We anticipate that our Administrator will be reimbursed for administrative expenses incurred on our behalf. See “Administrative Services.”

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WHAT YOU SHOULD EXPECT WHEN INVESTING IN A BDC

Overview

A BDC is a category of investment company, regulated under the 1940 Act and, created by legislation in 1980 designed to promote investment in small businesses. Congress authorized investment companies meeting certain qualifications to elect BDC status, and thereby become subject to modified provisions of the 1940 Act, in order to facilitate the flow of capital to private companies and smaller publicly-traded companies that may be unable to access public capital markets or avail themselves to other conventional forms of financing. The 1940 Act provides a body of regulation for investment companies whose shares are offered to the public and regulates investment companies registered under the 1940 Act, such as mutual funds. While not registered under the 1940 Act, BDCs are subject to regulatory requirements under the 1940 Act (albeit modified provisions of the 1940 Act).

Most BDCs are operated so as to qualify to be taxed as a RIC for U.S. federal income tax purposes because a RIC generally is not subject to corporate-level U.S. federal income tax on any of its ordinary income and long-term capital gain that it distributes to its stockholders so long as it distributes at least 90.0% of its “investment company taxable income” to its stockholders in a timely manner and meets certain asset diversification and income requirements.

We believe that the BDC industry should continue to experience growth principally because BDCs provide the following benefits to individual investors:

•	Access to investments that have historically been accessible only by high-net-worth and institutional investors, such as pension funds and endowments, primarily due to high minimum investment requirements and necessary specialized investment expertise;

•	Investments managed by professionals typically unavailable to individual investors, who have specialized expertise and experience necessary to fully understand and evaluate investment opportunities and manage investment holdings;

•	Potential to reduce risk by diversifying an individual’s investment over a portfolio of assets without requiring a large investment; and

•	Investor protection under the 1940 Act, a substantive regulatory and disclosure regime designed to, among other things, limit opportunities for overreaching by affiliates.

Transaction Types

The portfolio companies in which BDCs typically invest require capital for a number of different corporate purposes, including management buyouts, leveraged buyouts, recapitalizations and growth and acquisition financing.

•	Management Buyouts. Management buyouts often occur when business owners, often for estate planning reasons, seek to transition out of an investment, while existing management believes that the potential for significant value creation remains in the company. In such transactions, company management will often seek a financial sponsor to aid in the purchase of its company through a combination of equity and debt. BDCs assist in providing capital for these purposes.

•	Leveraged Buyouts. Leveraged buyouts occur when financial investors such as private equity firms purchase companies with balance sheets and cash flows that can sustain additional leverage, which amplifies the potential for an equity holder’s gain. This leverage can include several layers, including senior secured, second lien and mezzanine debt. BDCs often serve as partners in structuring the lending syndicate responsible for this leverage.

•	Recapitalizations. Recapitalizations occur when firms can benefit by changing their capital structures to enhance equity returns or allow existing investors to realize value through a significant, one-time distribution. In some instances, firms may be able to support additional debt due to growth in profitability and in other cases may seek external investment to partially or fully replace existing investors.

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Recapitalizations are also a key means of exit for institutional investors which are required to return capital at the end of their funds’ lives.

•	Growth and Acquisition Financings. Growth and acquisition financings occur when private firms need capital to fund growth opportunities. Private firms represent a significant portion of the growth segment of the U.S. economy and these firms often do not have adequate internally generated cash flow to fund growth organically or through acquisitions. These firms usually seek capital from external sources, including banks, private equity firms and venture capital firms. BDCs provide an accessible source of capital and, importantly, managerial assistance to these portfolio companies in executing the strategic plans for these growth opportunities.

Investment Types

Investments by BDCs may take a number of different forms, depending on the portfolio company’s needs and capital structure. Typically investors determine the appropriate type of investment based upon their risk and return requirements. Senior debt is situated at the top of the capital structure, and typically has the first claim on some or all of the assets and cash flows of the company, followed by second lien debt, mezzanine debt, preferred equity and finally common equity. Due to this priority of cash flows and claims on assets, an investment’s risk increases as it moves further down the capital structure. Investors are usually compensated for this risk associated with junior status in the form of higher returns, either through higher interest payments or potentially higher capital appreciation. We intend to focus primarily on investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans; however, we intend for our investments to have some claim to the assets of the portfolio downside protection for us and our stockholders.

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INVESTMENT OBJECTIVE AND POLICIES

Our Company

We are a newly organized specialty finance company incorporated in Maryland. We are managed by BDCA Adviser, a private investment firm that is registered as an investment adviser under the Advisers Act. We expect to enter into a fund administration servicing agreement and fund accounting servicing agreement, each with U.S. Bancorp, our Administrator. Our Administrator will provide the administrative services, such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for us to operate.

Our objective is to generate both current income and, to a lesser extent, capital appreciation through our investments. We intend to achieve this objective by predominantly investing in a portfolio composed primarily of diversified investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans, of U.S. companies with large principal amounts that are broadly syndicated and have an active secondary trading market, which we refer to collectively as Leveraged Loans. Under normal market conditions, we intend to have at least 75.0% of our investments in Leveraged Loans.

Our investment focus on Leveraged Loans does not target particular issuers based on revenues, assets or enterprise value; however, we expect most of our portfolio companies will have annual revenues in excess of $250 million. In compliance with 1940 Act requirements, our Leveraged Loan borrowers will be U.S.-based companies that (1) are privately-held, (2) have outstanding equity that only trades over-the-counter, (3) have less than $250 million in equity market capitalization, (4) are in, or emerging from, bankruptcy, or (5) are unable to meet their obligations without material assistance from non-traditional providers of capital such as us. Under normal market conditions, we intend to have a majority of our portfolio in below investment grade securities, but our Adviser is not limited to investing only in below investment grade securities and may invest in securities of any credit rating. While we intend to have a substantial majority of our assets in Leveraged Loans, we may also invest to a lesser extent in directly originated loans, mezzanine and unitranche loans and high yield bonds on an opportunistic basis.

We also intend to invest in equity tranches of CLOs collateralized primarily by Leveraged Loans and may invest in debt tranches of CLOs collateralized primarily by Leveraged Loans. Under normal market conditions, we intend to limit our investments in CLOs to not more than 25.0% of our portfolio. To a lesser extent we may invest in directly originated loans, mezzanine and unitranche loans and high yield bonds. Additionally, we may from time to time hold or invest in other equity investments and other debt or equity securities generally arising from a restructuring of Leveraged Loan positions previously held by us. Our Adviser will periodically evaluate all investments, both individually and as a component of our overall portfolio, to determine whether we should acquire or dispose of any assets on an opportunistic basis.

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we will not be permitted to co-invest with our Adviser or its affiliates in transactions originated by our Adviser or its affiliates unless we obtain an exemptive order from the SEC. We currently intend to file an application for exemptive relief to co-invest with our Adviser and its affiliates.

Prior to obtaining exemptive relief, we intend to co-invest alongside our Adviser or its affiliates in accordance with existing regulatory guidance. For example, at any time, we may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. While we desire to receive exemptive relief from the SEC, given the latitude permitted within existing regulatory guidance and our current universe of investment opportunities, we do not feel that the absence of exemptive relief materially affects our ability to achieve our investment objectives.

To enhance our opportunity for gain, we intend to employ leverage as market conditions permit and at the discretion of our Adviser, but in no event will leverage employed exceed the amount permitted by the 1940 Act, which is currently 50.0% of the value of our assets. We believe when properly financed and hedged, our investment strategy can produce attractive risk-adjusted returns.

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Our Adviser

Under the terms of our Investment Advisory Agreement, our Adviser oversees the management of our activities and is responsible for making investment decisions with respect to our portfolio. Our Adviser is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. Our Adviser is wholly-owned by AR Capital, which is controlled by Nicholas S. Schorsch, our chairman and chief executive officer, and William M. Kahane, one of our directors.

AR Capital has sponsored one public, non-listed BDC and 12 public, non-listed REITs, three of which subsequently listed their shares on a national securities exchange. These issuers include: BDCA, organized on January 25, 2011; NYRT, a REIT organized on October 6, 2009; PE-ARC, a REIT organized on October 13, 2009; ARC RCA, a REIT organized on July 29, 2010; ARC Daily NAV, a REIT organized on September 10, 2010; ARC Global, a REIT organized on July 13, 2011; ARCT IV, a REIT organized on February 14, 2012; ARC HT II, a REIT organized on October 15, 2012; ARC RFT, a REIT organized on November 15, 2012; ARCT V, a REIT organized on January 22, 2013; and PE-ARC II, a REIT organized on June 5, 2013. The three public, non-listed REITs sponsored by AR Capital that subsequently listed their shares of common stock on a national securities exchange are: ARCP, organized on December 2, 2010; ARC HT, organized on August 23, 2010; and NYRT, organized on October 6, 2009.

Leveraged Loan Overview

A Leveraged Loan is a type of corporate debt instrument extending credit to a borrower, usually one with existing outstanding debt, that is originated, structured, negotiated and administered by a financial institution or consortium of financial institutions. These consortiums may then syndicate loans of third-party investors. These investors are known as the primary market. After being placed into the primary market, other investors may seek to buy and sell Leveraged Loan positions to other third-party investors in over-the-counter transactions. This is known as the secondary market. Leveraged Loan investors in both the primary and secondary markets may include institutional investors, domestic and foreign banks, finance companies and securities firms. Institutional investors such as insurance companies, hedge funds and mutual funds typically account for the majority of trading activity, followed by domestic and foreign banks. We intend to invest in Leveraged Loans primarily through the secondary markets.

Generally, Leveraged Loans are not rated investment grade by credit ratings agencies, and typically have very high interest rates associated with them. Leveraged loans are typically used as capital for a corporate transaction such as a merger, acquisition or leveraged buyout, a recapitalizations of the borrower’s balance sheet, as capital for refinancing existing debt, or to fund general corporate purposes or significant corporate projects. See “What You Should Expect When Investing in a BDC.”

Terms of a Leveraged Loan

A Leveraged Loan’s terms typically include floating interest rates, meaning that the interest from the loan is some specified percentage, or spread, added to a market index rate. Spreads are typically expressed in basis points and are defined at origination and may be adjusted over the life of a loan to account for changes in a borrower’s credit profile according to predefined credit covenants. Market spreads vary according to market dynamics. Interest rates are periodically reset to reflect changes in market index rates. The specified percentage depends on the perceived creditworthiness of the borrower, the loan terms, the security underlying the loan, the existing debt of the borrower, and other factors. The market index rate most typically used is LIBOR, usually the six-month LIBOR rate. Leveraged Loans also have comparatively short maturities relative to traditional corporate debt instruments such as high-yield bonds. Leveraged Loans are generally secured by some or even all of the assets of a borrower. This broad security interest means a higher recovery rate than for unsecured bonds or debt instruments subordinate in priority to the Leveraged Loans. Interest on Leveraged Loans are payable monthly.

The Leveraged Loan Market

There is no uniform definition of the criteria of the Leveraged Loan market. Some industry practitioners define a Leveraged Loan market participant based on the applicable spread over the market index rate. Others define a Leveraged Loan market participant based on the issuer’s credit rating. Leveraged Loans are generally rated “Ba1”

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or lower by Moody’s, “BB+” or lower by Standard & Poors, or “BB+” or lower by Fitch Ratings, Inc., or Fitch (collectively, “below investment grade”). Others define a Leverage Loan market participant based on the size of the issuer. Standard & Poors, for example, defines large-market loans as loans from issuers with earnings before interest, taxes, depreciation and amortization, or EBITDA, of greater than $50 million and middle-market loans as loans from issuers with EBITDA of less than $50 million.

Collateral of a Leveraged Loan

Leveraged Loans may be structured with various lien priorities on underlying collateral, with the market primarily split between first lien loans and second lien loans. Principal payments of second lien loans are generally paid after payments to first lien loans or other loans with seniority in priority of payments. As a result, second lien loans generally have a higher spread compared to first lien loans. The market for second lien loans is significantly smaller and less liquid than the market for first lien loans.

Market Opportunity

We believe that the banking and financial services crisis, which began in the summer of 2007 and which continues to constrain capital formation activities, created an opportunity for specialty financial services companies with experience negotiating, structuring and managing Leveraged Loan investments to capitalize on compelling opportunities to generate attractive yields for investors seeking current income. We believe the following factors create favorable investment opportunities to generate attractive risk-adjusted returns for our stockholders.

•	The Leveraged Loan market provides investors seeking current income with an attractive risk-adjusted return profile. The interest on a Leveraged Loan is determined based on a spread over a market index rate that resets periodically. Further, the terms of the Leveraged Loans provide for a “floor,” or minimum market index rate, thus providing protection during a period of dramatically decreasing interest rates. We believe these characteristics offer investors in Leveraged Loans a form of interest rate protection in periods of rising and falling interest rates.

•	Leveraged Loans are typically collateralized by a company’s assets and structured with first lien or second lien priority on collateral. The structure of these loans provides for greater security and potential recovery in the event of default compared to other subordinated fixed-income products which have a lesser claim on the collateral or may be unsecured. These structural characteristics, combined with reduced volatility, attractive credit fundamentals and favorable liquidity, provide investors with an opportunity to generate attractive returns on an absolute and risk-adjusted basis. Because an investment in the equity tranche of a CLO exposes us to the cash flows of a variety of Leveraged Loans based on numerous different borrower profiles, investing in equity tranches of CLOs effectively allows us to invest in leveraged portfolios of Leveraged Loans. We believe that CLOs of Leveraged Loans, when appropriately structured and managed, will also provide us with opportunities to generate attractive risk-adjusted returns.

•	Regulatory reform is making Leveraged Loans less attractive to banks. Due to the financial services crisis that began in the summer of 2007, banks have been exposed to increased regulatory reform which has subjected the industry to more stringent requirements concerning loan underwriting standards, documentation and risk retention in order to comply with new guidelines. As a result, we believe the cost to comply with these guidelines is increasing bank expenses in connection with originating these loans, which decreases the attractiveness of the terms of these loans of traditional providers of capital such as banks. These additional costs have led to decreased ability and interest among traditional lenders in originating and syndicating Leveraged Loans. Alternative capital providers to the Leveraged Loan market, such as our Company, stand to benefit from this decreased demand and commensurate lack of meaningful competition for Leveraged Loans from traditional providers of capital.

•	The market for CLOs has recovered since the financial downturn with $86 billion of issuance in 2013 as compared to $21 million in 2008, according to JP Morgan Research. As of April 4, 2014, Wells Fargo counts 692 active CLOs with a principal balance of $262 billion. The size of the market of CLOs collateralized by Leveraged Loans should provide ample opportunities for us to find investments in this asset class.

•	Strong demand for debt capital. We believe borrowers will continue to require capital to refinance existing debt, support growth and finance acquisitions. The financial difficulties and widespread consolidation in the U.S. financial services industry has reduced the capacity of lenders able to meet this demand. In

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addition, we believe the large amount of uninvested capital held by funds of private equity firms, estimated by Preqin Ltd., an alternative assets industry data and research company, at $389 billion as of October 2013 (to be updated), will continue to drive demand for Leveraged Loans. We believe that private equity firms will be active participants in acquisitions as a result of this uninvested capital, as these firms seek to generate yield for their investors. As private equity firms consider various acquisitions, they will seek to augment the use of their capital in such transactions with capital provided from other sources. One primary use of Leveraged Loans is to finance acquisitions by private equity firms. Thus, we expect that private equity firms will continue to pursue acquisitions and to seek to leverage their equity investments with Leveraged Loans funded by us.

•	Conservative capital structures. Following the credit crisis, which the U.S. Bureau of Labor Statistics defines as occurring between December 2007 and June 2009, lenders have required borrowers to decrease their leverage ratios, specifically to protect lenders during periods of economic downturns. These conservative capital structures have resulted in an improved financial condition of the borrowers and thus their ability to meet the terms of their debt obligations. This has increased the attractiveness of Leveraged Loans, as well as all debt instruments, to the providers of capital such as us.

Investment Criteria

We intend to establish investment criteria to be followed by our Adviser in evaluating the appropriateness of an investment opportunity in a Leveraged Loan. Specifically, we intend to invest in Leveraged Loans with the following attributes:

Broadly Syndicated. A syndicated loan is one that is provided by a group of lenders and is structured, arranged, and administered by one or several national or international commercial or investment banks, known as arrangers. The borrower pays the arranger a fee, usually between 1% and 5% of the loan amount, for raising investor capital for the loan. A loan syndication generally functions as a “book building” exercise, in which the arranger will seek commitments from investors based on a range of spreads over an applicable market index rate, usually LIBOR. At the end of the process, the arranger will aggregate the commitments and then determine the applicable spread over LIBOR based on commitment demand. We will seek to invest in Leveraged Loans with multiple different investor participants and arranged by large national or international commercial or investment banks acting as the arranger.

Underwritten or “Best Efforts” Offering. There are generally three types of Leveraged Loan syndications: (1) underwritten syndications, (2) “best efforts” syndications, and (3) “club deal” syndications. In an underwritten syndication, the arranger will guarantee the entire commitment amount and syndicate the loan. If the arranger is unable to obtain commitments to fully subscribe the loan, the arranger will be forced to absorb the difference. In a “best efforts” syndication, the arranger commits to underwrite less than the entire amount of the loan, and the borrower faces the risk that the loan may not close at the desired loan amount. A “club deal” syndication is generally a smaller loan (usually $25 million to $100 million) that is premarketed to a group of relationship lenders. To mitigate the risk of an undersubscribed loan, we will only invest in Leveraged Loans arranged in an underwritten or “best efforts” syndication.

Active Secondary Trading Market. Leveraged Loans are sold in two markets, the primary market and the secondary market. The primary market investors are banks, finance companies, and institutional investors, which make commitments to the arranger for some portion of the loan amount. After being placed in the primary market, these primary market investors are free to trade their portion of the Leveraged Loan on the secondary market. These trades are structured as either assignments or participations, and secondary market participants usually trade through the dealer desks at larger commercial or investment banks. We will only invest in Leveraged Loans that have an active secondary trading market, to ensure that our investment in the Leveraged Loan will have sufficient liquidity should we wish to trade.

Large Loan Amounts. Leveraged Loans are usually divided into two tranches: a bank (or “pro rata”) tranche and an institutional tranche. While both of these tranches share covenant and collateral protection, as the names indicate they are marketed to different investors in the primary market. The pro rata tranche typically has a lower spread over LIBOR, a shorter term, and a more aggressive amortization schedule. The institutional tranche typically has a higher spread over LIBOR, a longer term, and a back-end loaded amortization schedule. We will only invest in Leveraged Loans with tranche sizes over $200 million.

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Below- or Non-Investment Grade. Leveraged Loans are infrequently rated investment grade. Whether a Leveraged Loan is investment grade or not will depend on the perceived credit risk of the borrower. Borrowers with high credit risk will have a lower credit rating or may be non-investment grade. Borrowers with a low credit risk will have a correspondingly higher credit rating. Investment grade Leveraged Loans offer dramatically lower yields than non-investment grade Leveraged Loans. We intend to invest in Leveraged Loans that are rated below-investment grade, or would be rated non-investment grade if they were rated.

Business Strategy

Our long-term investment objective is to generate both current income and, to a lesser extent, capital appreciation through our investments. We intend to achieve this objective by predominantly investing in a leveraged portfolio composed primarily of Leveraged Loans. We have adopted the following business strategy to achieve our investment objectives:

•	Utilize the experience and expertise of the principals of our Adviser. Our Adviser’s senior management team, through affiliates of AR Capital, sponsors one public, non-listed BDC and 12 public, non-listed REITs. The principals of our Adviser, Nicholas S. Schorsch, William M. Kahane, Nicholas Radesca, Peter M. Budko and Robert K. Grunewald, have extensive relationships with loan syndication and trading desks, lending groups, management teams, investment bankers, and other industry sources that we believe will provide us with attractive investment opportunities.

•	Focus on Leveraged Loans. We will invest at least 75.0% of our assets in Leveraged Loans, either holding them directly or indirectly in an investment such as a CLO that is securitized by Leveraged Loans. A CLO is a security secured by pools of assets, in this case Leveraged Loans, and issued in multiple tranches with varying risk-reward attributes. We also plan to invest opportunistically in CLOs collateralized primarily by Leveraged Loans. In such instances, our primary investment focus will be on equity tranches of CLOs. We believe that because an investment in the equity tranche of a CLO exposes us to the cash flows of a variety of Leveraged Loans based on numerous different borrower profiles, investing in equity tranches effectively allows us to invest in leveraged portfolios of Leveraged Loans. We may also invest portions of our portfolio in debt tranches of CLOs collateralized primarily by Leveraged Loans. As a BDC, we are restricted from holding more than 30.0% of our assets in nonqualified investments, as defined by Section 55(a) of the 1940 Act. Investments in debt and equity tranches of CLOs are deemed nonqualified assets for BDC compliance purposes; therefore, under normal market conditions, we intend to limit our investments in CLOs to no more than 25.0% of our portfolio. However, under certain market conditions and subject to our principal investment strategy and the perceived relative risk-adjusted returns of the various asset classes in which we intend to invest, we may operate with an asset composition outside of the ranges described in this paragraph for extended periods of time.

•	Employ disciplined underwriting policies and rigorous portfolio management. We expect to employ an extensive underwriting process which includes a comprehensive review of the potential portfolio companies, an analysis of their competitive position, financial performance and overall industry dynamics. In addition, we will perform substantial due diligence on potential investments, and seek to invest with management teams and private equity sponsors who have proven capabilities in building value. We will offer managerial assistance to our portfolio companies, giving them access to our investment experience, direct industry expertise and contacts, and allowing us to continually monitor their progress. As part of the monitoring process, our Adviser will analyze monthly and quarterly financial statements versus the previous periods and year, review financial projections, meet with management, attend board meetings and review all compliance certificates and covenants.

•	Limited opportunistic investments. We may invest to a limited extent opportunistically in mezzanine and unitranche loans, high yield bonds and directly originated loans made to corporate borrowers, which investments may be thinly traded, hold a subordinated position in collateral, or be from smaller issuers. We may also from time to time own other equity investments, and debt or equity securities generally arising from a restructuring of Leveraged Loans previously held by us.

•	Leverage. We intend to utilize leverage to enhance stockholder returns. The 1940 Act currently permits us, as a BDC, to issue senior securities in amounts such that our asset coverage is at least 200% after each issuance of senior securities. “Asset coverage” is defined in the 1940 Act as the ratio which the value of the

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total assets, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness. We intend to use proceeds from such indebtedness to acquire investments and for general corporate purposes.

•	Focus on long-term credit performance and principal protection. We will structure our customized loan investments on a conservative basis with prudent capital reserve and liquidity, profitability and financial ratio maintenance requirements, first or second lien security interests where possible and cash origination fees payable to us or our Adviser. We will seek strong deal protections for our customized debt investments, including default penalties, information rights, board observation rights, and affirmative, negative and financial covenants, such as lien protection and prohibitions against change of control. We believe these protections will reduce our risk of capital loss.

•	Diversification. We will seek to diversify our portfolio broadly among companies in a multitude of different industries, thereby reducing the concentration of credit risk in any one company or sector of the economy.

Investment Selection

Our investment philosophy and portfolio construction will involve:

•	An assessment of the overall macroeconomic environment and financial markets;

•	Intensive research and analysis on specific portfolio company characteristics, opportunities, threats, strengths, and weaknesses; and

•	Prior to investing, a detailed consideration of minimizing potential down-side risk, with an emphasis on capital preservation and low volatility.

The foundation of our investment philosophy is intensive credit investment analysis and strict investment criteria based on fundamental value-oriented research and diversification. We will follow a rigorous selection process based on:

•	A comprehensive analysis of issuer creditworthiness, including a quantitative and qualitative assessment of the issuer’s business and future prospects;

•	An evaluation of the management team, including prior experience, cohesiveness, and years of collaboration together;

•	An analysis of business strategy and long-term industry trends based on a review of relevant trade journals and publications and conversations with knowledgeable industry participants; and

•	An in-depth review and assessment of capital structure, financial results and financial projections.

We will seek to identify those issuers exhibiting superior fundamental risk-return profiles with a particular focus on investments with the following characteristics:

•	Established companies with a history of positive and stable operating cash flows. We seek to invest in established companies with sound historical financial performance throughout all phases of the market cycle. We typically focus on companies with a history of profitability. We do not intend to invest in start-up companies or companies with speculative business plans or lack of meaningful strategic direction.

•	Experienced management team. We generally will require that our portfolio companies have an experienced management team. We also seek to invest in companies that have a strong equity incentive program in place that properly aligns the interests of management with a company’s investors.

•	Strong franchises and sustainable competitive advantages. We seek to invest in companies with proven products or services and strong regional or national operations. We will avoid those companies and industries without competitive advantages or that operate in a commodity-like industry.

•	Industries with positive long-term dynamics. We seek to invest in companies in industries with positive long-term dynamics.

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Intensive Credit Analysis / Due Diligence

The process through which we will make an investment decision involves extensive research into the target company, its industry, its growth prospects and its ability to withstand adverse conditions. If the senior investment professional responsible for the transaction determines that an investment opportunity should be pursued, we will engage in an intensive due diligence process. Though each transaction will necessarily involve its unique process based on the analysis required, after a potential portfolio company is identified, we may conduct the following due diligence steps:

•	Meeting with senior management to understand the industry as a whole and the portfolio company’s business more fully, and to evaluate the ability of the senior management team to execute the portfolio company’s strategic vision;

•	Checking management backgrounds and references;

•	Performing a detailed review of historical and projected financial performance and earnings;

•	Conducting a competitive analysis, and comparing the issuer to its main competitors;

•	Researching industry and financial publications to understand industry wide growth trends;

•	Assessing asset value and the ability of physical infrastructure and information systems to handle anticipated growth; and

•	Investigating legal risks and the adequacy of financial and accounting (internal and external) systems.

Investments

We anticipate that during our offering period we will predominately invest in a portfolio composed primarily of Leveraged Loans. We also will invest in equity tranches of CLOs collateralized primarily by Leveraged Loans and may invest in debt tranches of CLOs collateralized primarily by Leveraged Loans. To a lesser extent we may invest in directly originated loans, mezzanine and unitranche loans and high yield bonds. Our Adviser will periodically evaluate all investments, both individually and as component of our portfolio, to determine whether we should acquire or dispose of any assets on an opportunistic basis. We expect that each investment will vary proportionately with the size of our capital base.

Portfolio Monitoring

In addition, with respect to customized financing transactions, our Adviser will monitor our portfolio companies to determine if each company is meeting its business plan and to assess the appropriate course of action for each company.

We will employ several methods of evaluating and monitoring the performance and value of our investments, which may include, but are not limited to, the following:

•	Assessment of successful execution of the portfolio company’s business plan and compliance with applicable covenants;

•	Regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;

•	Evaluation of a portfolio company’s success in achieving periodic benchmarks established by our Adviser and portfolio company management;

•	Offering significant managerial assistance to our portfolio companies from our Adviser’s officers, managers and personnel, including assistance in director and officer recruitment, referral of outside professionals such as management consultants or bankers and providing financial and management expertise through our Adviser’s experience in the business of the portfolio company; and

•	Review of monthly and quarterly financial statements and financial projections for the portfolio company.

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Opportunistic Acquisitions and Dispositions

Our Adviser will periodically evaluate all investments, both individually and as a component of our overall portfolio, to determine whether we should acquire or dispose of any assets in our portfolio on an opportunistic basis. Opportunistic asset acquisitions involve the use of a valuation approach to identify assets whose current market prices are at a discount to their intrinsic value. Conversely, opportunistic dispositions involve the use of the same valuation approach to identify assets whose current market prices are at a premium to their intrinsic value. In both instances, intrinsic value is based on the combination of the valuation assessment of the portfolio company’s operations with the financial condition reflected in the current market price of the asset. The opportunistic value trading strategy attempts to take advantage of valuation inefficiencies and underappreciated fundamental prospects present in the marketplace. To do this, our Adviser may use mid-cycle estimates, growth prospects, the identification of a revaluation catalyst and competitive advantages as some of the factors in its determination of the future economic prospects and underlying financial condition of the portfolio company. Thus, our Adviser uses a portfolio company’s liabilities and assets as set forth in its public filings and as adjusted by factors our Adviser may deem appropriate to include in its intrinsic value calculation for the portfolio company.

Competition

Our primary competition in providing financing for acquisitions, buyouts and recapitalizations of Leveraged Loan borrowers will include public and private buyout and other private equity funds, commercial and investment banks, commercial financing companies, other BDCs and, to the extent they provide an alternative form of financing, hedge funds. Many of our competitors are substantially larger and have considerably greater financial, technical, and marketing resources than we do. For example, some competitors may have a lower cost of funds as well as access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act will impose on us as a business development company. We expect to use the industry information of our investment professionals, to which we will have access, to assess investment risks and determine appropriate pricing for our investments in portfolio companies.

Properties

Our executive offices are located at 405 Park Avenue, 3rd Floor, New York, New York 10022. We believe that our current office facilities are adequate for our business as we intend to conduct it.

Legal Proceedings

Neither we nor our Adviser is currently subject to any material legal proceedings.

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DETERMINATION OF NAV

We, with the assistance of our Adviser, will determine the NAV of our investment portfolio each quarter. Securities that are publicly-traded will be valued at the reported closing price on the valuation date. Securities that are not publicly-traded will be valued at fair value as determined in good faith by our board of directors. In connection with that determination, we anticipate that our Adviser will prepare portfolio company valuations using relevant inputs, including but not limited to indicative dealer quotes, values of like securities, the most recent portfolio company financial statements and forecasts.

In September 2006, the FASB issued guidance which clarifies the definition of fair value and requires companies to expand their disclosure about the use of fair value to measure assets and liabilities in interim and annual periods subsequent to initial recognition. This guidance defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance also establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, which includes inputs such as quoted prices for similar securities in active markets and quoted prices for identical securities where there is little or no activity in the market; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

With respect to investments for which market quotations are not readily available, we expect to undertake a multi-step valuation process each quarter, as described below:

•	Each portfolio company or investment will be valued by the Adviser, potentially with assistance from one or more independent valuation firms engaged by our board of directors;

•	The independent valuation firm(s), if involved, will conduct independent appraisals and make an independent assessment of the value of each investment;

•	The [valuation committee] of our board of directors will review each preliminary valuation and our Adviser and an independent valuation firm (if applicable) will supplement the preliminary valuation to reflect any comments provided by the valuation committee; and

•	Our board of directors will discuss the valuations and determine the fair value of each investment, in good faith, based on the input of our Adviser, independent valuation firm (to the extent applicable) and the [valuation committee] of our board of directors.

Determination of fair values involves subjective judgments and estimates. Accordingly, the notes to our financial statements refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations on our financial statements. Below is a list of considerations that our board of directors may consider when valuing our equity and debt investments.

Securities for which market quotations are readily available on an exchange are valued at the reported closing price on the valuation date. Our board may also obtain quotes with respect to certain of the Company's investments from pricing services or brokers or dealers in order to value assets. When doing so, our board determines whether the quote obtained is sufficient according to GAAP to determine the fair value of the security. If determined adequate, our board uses the quote obtained.

Investments without a readily determined market value are primarily valued using a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted). The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that our board may take into account in fair value pricing the Company's investments include, as relevant: available current market data, including relevant and applicable market trading and transaction comparables, applicable market yields and multiples, security covenants, call protection provisions, information rights, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flows, the markets in which the portfolio company does business, comparisons of financial ratios of peer companies that are public,

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mergers and acquisitions comparables, and enterprise values, among other factors. When available, broker quotations and quotations provided by pricing services are considered as an input in the valuation process.

For an investment in an investment fund that does not have a readily determinable fair value, our board measures the fair value of the investment predominately based on the NAV per share of the investment fund if the NAV of the investment fund is calculated in a manner consistent with the measurement principles of FASB, Accounting Standards Codification, or ASC, Topic 946, Financial Services — Investment Companies, as of the Company's measurement date. However, in determining the fair value of the Company's investment, our board may make adjustments to the NAV per share in certain circumstances, based on our board’s analysis of any restrictions on redemption of the shares of the investment as of the measurement date.

For investments in collateralized securities, we will model both the assets and liabilities of each collateralized securities’ capital structure. The model uses a waterfall engine to store the collateral data, generate collateral cash flows from the assets, and distribute the cash flows to the liability structure based on priority of payments. The waterfall cash flows are discounted using rates that incorporate risk factors such as default risk, interest rate risk, downgrade risk, and credit spread risk, among others. In addition, we consider broker quotations and quotations provided by pricing services as an input to determining fair value when available.

Determinations in Connection With Offerings

We are offering shares on a continuous basis at an initial offering price of $10.00 per share; however, to the extent that our NAV increases, we will sell at a price necessary to ensure that shares are not sold at a price per share, after deduction of selling commissions and dealer manager fees, that is below NAV. After meeting the minimum offering requirements, we will then sell our shares at a public offering price established by our board of directors or a committee thereof. We are prohibited under the 1940 Act from selling our shares of common stock at a public offering price, after deducting selling commissions and dealer manager fees, that is below our NAV per share. As a result of regulatory requirements, we will not sell our shares at a public offering price where our NAV exceeds 90.0% of the public offering price. Additionally, in connection with each [weekly closing], we intend to ensure that our NAV will fall below 87.0% or exceed 88.5% of our public offering price. Should the NAV fall outside of this range, we will adjust the public offering price accordingly.

In reviewing our public offering price in connection with each closing date, our board of directors or a committee thereof will be required to make the determination that we are not selling shares of our common stock at a price below the then-current NAV of our common stock at the time at which the sale is made. Our board of directors or a committee thereof considers the following factors, among others, in making such determination:

•	the NAV of our common stock disclosed in the most recent periodic report we filed with the SEC;

•	our management’s assessment of whether any material change in the NAV has occurred (including through the realization of net gains on the sale of our portfolio investments) from the period beginning on the date of the most recently disclosed NAV to the period ending two days prior to the date of the closing on and sale of our common stock; and

•	the magnitude of the difference between (i) a value that our board of directors or a committee thereof has determined reflects the current NAV of our common stock, which is generally based upon the NAV of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the NAV of our common stock since the date of the most recently disclosed NAV of our common stock, and (ii) the current offering price of our common stock.

Importantly, this determination does not require that we calculate NAV in connection with each closing. Instead, it involves a determination by our board of directors or a committee thereof that we are not selling shares at a price which, after deducting selling commissions and dealer manager fees, is below the then-current NAV at the time at which the sale of shares is made. To the extent that there is even a remote possibility that we may issue shares of our common stock at a price which, after deducting selling commissions and dealer manager fees, is below the then-current NAV per share, our board of directors or a committee thereof will elect either to postpone the closing until such time that there is no longer the possibility of the occurrence of such event or to undertake to

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calculate our NAV within 48 hours of the issuance of shares of our common stock in order to ensure that it will not be at a price which, after deducting selling commissions and dealer manager fees, is below our NAV per share.

Promptly following any adjustment to the public offering price per share of our common stock, we will update our prospectus by filing a prospectus supplement with the SEC disclosing the public offering price per share, and we will also post the updated information on our website at www.BDCASeniorCapital.com.

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MANAGEMENT

Our business and affairs are managed under the direction of our board of directors. The responsibilities of our board of directors include, among other things, the oversight of our investment activities, the quarterly valuation of our assets, oversight of our financing arrangements and corporate governance activities. Our board of directors currently has an audit committee, [a valuation committee] and a nominating and corporate governance committee, and may establish additional committees from time to time as necessary. Each director will serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Although the number of directors may be increased or decreased, a decrease will not have the effect of shortening the term of any incumbent director. Any director may resign at any time and may be removed with or without cause by the stockholders upon the affirmative vote of at least a majority of all the votes entitled to be cast generally in the election of directors. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

A vacancy created by an increase in the number of directors or the death, resignation, removal, adjudicated incompetence or other incapacity of a director may be filled only by a vote of a majority of the remaining directors.

Board of Directors and Executive Officers

Our board of directors consists of five members, a majority of whom are not “interested persons” as defined in Section 2(a)(19) of the 1940 Act. We refer to these individuals as our independent directors. Members of our board of directors will be elected annually at our annual meeting of stockholders. We are prohibited from making loans or extending credit, directly or indirectly, to our directors or executive officers under Section 402 of the Sarbanes-Oxley Act.

Directors

Information regarding our board of directors is set forth below. We have divided the directors into two groups — independent directors and interested directors.

Name	Age	Director Since	Expiration of Current Term

Interested Directors

Nicholas S. Schorsch	53	April 2014	[__]

William M. Kahane	66	April 2014	[__]

Independent Directors

[__]	[__]	[__] 2014	[__]

[__]	[__]	[__] 2014	[__]

[__]	[__]	[__] 2014	[__]

Executive Officers

The following persons serve as our executive officers in the following capacities:

Name	Age	Position(s) Held with the Company	Executive Officer Since

Nicholas S. Schorsch	53	Chief Executive Officer	[__]

Peter M. Budko	54	President, Chief Operating Officer	[__]

Nicholas Radesca	48	Chief Financial Officer, Treasurer and Secretary	[__]

Robert K. Grunewald	51	Chief Investment Officer	April 2014

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The address for each director and executive officer of the Company is c/o BDCA Senior Capital, Inc., 405 Park Avenue, 3rd Floor, New York, New York 10022.

Biographical Information

Interested Directors:

Nicholas S. Schorsch has served as the chairman of the board and chief executive officer of our company since its formation in April 2014, and has served as an interested director and chief executive officer of BDCA since its formation in May 2010. Mr. Schorsch served as chairman of the board of directors of ARCT until January 2013 when ARCT closed its merger with Realty Income Corporation and, until March 2012, the chief executive officer, of ARCT, the ARCT advisor and the ARCT property manager since their formation in August 2007. Mr. Schorsch has served as chairman and the chief executive officer of NYRT, the NYRT property manager and the NYRT advisor since their formation in October 2009. Mr. Schorsch has served as the chief executive officer of the PE-ARC advisor since its formation in December 2009. Mr. Schorsch has been the chairman and the chief executive officer of ARC RCA and the ARC RCA advisor since their formation in July 2010 and May 2010, respectively. Mr. Schorsch has been the chairman and the chief executive officer of ARC HT, the ARC HT advisor and the ARC HT property manager since their formation in August 2010. Mr. Schorsch has been chairman and the chief executive officer of BDCA since its formation in May 2010. Mr. Schorsch has been the chairman and chief executive officer of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager since their formation in September 2010. Mr. Schorsch also has been the chairman and chief executive officer of ARCP and the ARCP advisor since their formation December 2010 and November 2010, respectively. Mr. Schorsch served as chairman and chief executive officer of ARCT III, the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until the close of ARCT III’s merger with ARCP in February 2013. Mr. Schorsch has been the chairman and chief executive officer of ARC Global, the ARC Global advisor and the ARC Global property manager since their formation in July 2011, July 2011 and January 2012, respectively. Mr. Schorsch has served as the chief executive officer and chairman of the board of directors of ARCT IV since its formation February 2012 and as the chief executive officer of the ARCT IV advisor and the ARCT IV property manager since their formation in February 2012. Mr. Schorsch has served as the chairman of the board of directors of ARC HT II since its formation in October 2012. Mr. Schorsch has served as the chairman of the board of directors and chief executive officer of ARC RFT since its formation in November 2012 and as chief executive officer of the ARC RFT advisor since its formation in November 2012. Mr. Schorsch has served as chairman of the board of directors of ARCT V and as chief executive officer of ARCT V, the ARCT V advisor and the ARCT V property manager since its inception in January 2013. Mr. Schorsch has served as executive chairman of the board of directors of RCS Capital Corporation, or RCS Capital, since February 2013 and as co-chief executive officer of RCS Capital Management since April 2013. He also served as chairman of the board of directors of American Realty Capital Hospitality Trust, Inc., or ARC HOST, since its formation in July 2013 and as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Mr. Schorsch has served as a director of the general partner of American Energy Capital Partners, LP since its formation in October 2013. Mr. Schorsch has served as the chief executive officer and chairman of the board of directors of American Realty Capital New York City REIT, Inc., or ARC NYCR, and chief executive officer of ARC NYCR’s advisor and ARC NYCR’s property manager since their respective formations in December 2013.

From September 2006 to July 2007, Mr. Schorsch was chief executive officer of an affiliate, American Realty Capital, a real estate investment firm. Mr. Schorsch founded and formerly served as president, chief executive officer and vice chairman of American Financial Realty Trust, or AFRT, from its inception as a REIT in September 2002 until August 2006. AFRT was a publicly traded REIT (which was listed on the NYSE within one year of its inception) that invested exclusively in offices, operation centers, bank branches, and other operating real estate assets that are net leased to tenants in the financial services industry, such as banks and insurance companies. Through American Financial Resource Group, or AFRG, and its successor corporation, AFRT, Mr. Schorsch executed in excess of 1,000 acquisitions, both in acquiring businesses and real estate property with transactional value of approximately $5 billion, while also operating offices in Europe that focused on sale and leaseback and other property transactions in Spain, France, Germany, Finland, Norway and the United Kingdom. In 2003, Mr. Schorsch received an Entrepreneur of the Year award from Ernst & Young. From 1995 to September 2002, Mr. Schorsch served as chief executive officer and president of AFRG, AFRT’s predecessor, a private equity firm founded for the purpose of acquiring operating companies and other assets in a number of industries. Prior to AFRG,

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Mr. Schorsch served as president of a non-ferrous metal product manufacturing business, Thermal Reduction. He successfully built the business through mergers and acquisitions and ultimately sold his interests to Corrpro (NYSE) in 1994. Mr. Schorsch attended Drexel University.

We believe that Mr. Schorsch’s current experience as chairman and chief executive officer of NYRT, ARC RCA, ARC DNAV, ARC HT, ARCP, ARC Global, ARCT IV, ARC RFT, ARCT V, ARC HOST, NYCR, and RCS Capital, his current experience as chairman of ARC HT II, his previous experience as president, chief executive officer and vice chairman of AFRT and chairman and chief executive officer of ARCT, ARCT III and ARCT IV, and his significant real estate acquisition experience, make him well qualified to serve as our chairman of our board of directors.

William M. Kahane has been an interested director of our company since our formation in April 2014. He also serves as an interested director of BDCA and, until March 2012, was president of BDCA. Mr. Kahane served as the president and chief operating officer of our Adviser from its formation in June 2010 until March 2012. Mr. Kahane has been active in the structuring and financial management of commercial real estate investments for over 35 years. Mr. Kahane served as an executive officer of ARCT, the ARCT advisor and the ARCT property manager from their formation in August 2007 until the closing of ARCT’s merger with Realty Income Corporation in January 2013. He also served as a director of ARCT from August 2007 until January 2013. Mr. Kahane has served as a director of ARC RCA since its formation in July 2010. He also had served as an executive officer of ARC RCA and the ARC RCA advisor from their formation in July 2010 and May 2010, respectively, until March 2012. Mr. Kahane also has been a director of PE-ARC and the president, chief operating officer and treasurer of the PE-ARC advisor since their formation in December 2009. Mr. Kahane has served as a director of NYRT since its formation in October 2009 and had served as an executive officer of NYRT from October 2009 until March 2012 and as an executive officer of the NYRT advisor and property manager from their formation in November 2009 until March 2012. Mr. Kahane served as a director of ARC DNAV and an executive officer of ARC DNAV, the ARC DNAV advisor and the ARC DNAV property manager from their formation in September 2010 until March 2012. Mr. Kahane served as an executive officer of ARCT III from October 2010 until April 2012 and as an executive officer of the ARCT III advisor and the ARCT III property manager from their formation in October 2010 until April 2012. Mr. Kahane has served as a director of ARC HT since its formation in August 2010 and as president and chief operating officer of ARC HT, the ARC HT adviser and the ARC HT property manager from August 2010 until March 2012. Mr. Kahane served as a director and executive officer of ARCP and as an executive officer of the ARCP adviser from their formation in December 2010 and November 2010, respectively, until March 2012. Mr. Kahane was reappointed as a director of ARCP in February 2013. Mr. Kahane was appointed as a director of ARC HT II in March 2013. Mr. Kahane has served as chief executive officer and a director of RCS Capital since February 2013. Mr. Kahane has served as chief executive officer and president of ARC HOST since August 2013. Mr. Kahane has also served as co-chief executive officer of the ARC HOST adviser and as chief executive officer of the ARC HOST property manager since August 2013. Mr. Kahane has served as a member of the board of managers of the ARC HOST sub-property manager since August 2013. Mr. Kahane has served as a director of Cole Real Estate Income Strategy (Daily NAV), Inc. and Cole Credit Property Trust, Inc. since the Company’s acquisition of Cole in February 2014. Mr. Kahane has served as a member of the investment committee of Aetos Capital Asia Advisors, a $3 billion series of opportunistic funds focusing on assets primarily in Japan and China, since 2008.

Mr. Kahane began his career as a real estate lawyer practicing in the public and private sectors from 1974 to 1979. From 1981 to 1992, Mr. Kahane worked at Morgan Stanley & Co., specializing in real estate, becoming a managing director in 1989. In 1992, Mr. Kahane left Morgan Stanley to establish a real estate advisory and asset sales business known as Milestone Partners which continues to operate and of which Mr. Kahane is currently the chairman. Mr. Kahane served as a trustee at AFRT (April 2003 to August 2006), during which time Mr. Kahane served as chairman of the finance committee of AFRT’s board of trustees. Mr. Kahane has been a managing director of GF Capital Management & Advisors LLC, or GF Capital, a New York-based merchant banking firm, where he has directed the firm’s real estate investments since 2001. GF Capital offers comprehensive wealth management services through its subsidiary TAG Associates LLC, a leading multi-client family office and portfolio management services company with approximately $5 billion of assets under management. Mr. Kahane also was on the board of directors of Catellus Development Corp., a NYSE growth-oriented real estate development company, where he served as chairman. Mr. Kahane received a B.A. from Occidental College, a J.D. from the University of California, Los Angeles Law School and an MBA from Stanford University’s Graduate School of Business.

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We believe that Mr. Kahane’s current experience as a director of ARC RCA, NYRT, ARC HT, ARC HT II, ARCP and PE-ARC, his prior experience as an executive officer and director of ARC DNAV, ARCT III and ARCT, his prior experience as chairman of the board of Catellus Development Corp. and his significant investment banking experience in real estate, make him well qualified to serve as a member of our board of directors.

Independent Directors:

[TBD]

Executive Officers (who are not directors):

Nicholas Radesca has served as the chief financial officer and treasurer of our company since its formation in April 2014, and has served in the same capacities for BDCA and our Adviser since February 2013. Mr. Radesca has served as our secretary since June 2013. Mr. Radesca has also served as the chief financial officer and treasurer of ARC RFT and the ARC RFT advisor since January 2013. Mr. Radesca has served as chief financial officer and treasurer of AEP’s general partner since October 2013. Prior to joining American Realty Capital in December 2012, Mr. Radesca was employed by Solar Capital Management, LLC, from March 2008 to May 2012, where he served as the chief financial officer and corporate secretary for Solar Capital Ltd. and its predecessor company, and Solar Senior Capital Ltd., both of which are publicly traded business development companies. From 2006 to February 2008, Mr. Radesca served as the chief accounting officer at iStar Financial Inc., a publicly traded commercial REIT, where his responsibilities included overseeing accounting, tax and SEC reporting. Prior to iStar, Mr. Radesca served in various senior accounting and financial reporting roles at Fannie Mae, Del Monte Foods Company, Providian Financial Corporation and Bank of America. Mr. Radesca has more than 20 years of experience in financial reporting and accounting and is a licensed certified public accountant in New York and Virginia. He holds a B.S. in accounting from the New York Institute of Technology and an M.B.A. from the California State University, East Bay.

Peter M. Budko has served as president and chief operating officer of our company since its formation in April 2014. He has also served as president of BDCA since April 2012 and has served as its chief operating officer since January 2011. Mr. Budko has served as the chief executive officer of our Adviser since June 2010. He also served as the chief investment officer of our company from May 2010 until April 2012. Mr. Budko founded and formerly served as managing director and group head of the Structured Asset Finance Group, a division of Wachovia Capital Markets from 1997 to 2006. As head of this group, Mr. Budko had responsibility for a diverse platform of structured financial and credit products, including commercial asset securitization; net lease credit financing and acquisitions; structured tax free asset exchange solutions and qualified intermediary services for real estate exchange investors. While at Wachovia, Mr. Budko acquired over $5 billion of assets. From 1987 to 1997, Mr. Budko worked in the Private Placement and Corporate Real Estate Finance Groups at NationsBank Capital Markets (predecessor to Bank of America Securities), becoming head of the Corporate Real Estate Finance group in 1990. Within the Private Placement group, Mr. Budko was responsible for the origination, structuring and placement of highly structured debt offerings by corporate issuers within NationsBank. Mr. Budko received a B.A. in Physics from the University of North Carolina.

Robert K. Grunewald has served as the chief investment officer of our company since its formation in April 2014 and as chief investment officer of BDCA since April 2012. Mr. Grunewald has also served as the chief investment officer of our Adviser since September 2011. Mr. Grunewald has over 25 years of experience with middle-market finance, business development companies and asset management. Within the finance industry, he has participated as a lender, investment banker, M&A advisor, portfolio manager and hedge fund operator. As head of Financial Services M&A at NationsBank/Montgomery Securities from 1992 through 1997, Mr. Grunewald and his team completed numerous assignments for clients throughout the specialty finance industry. In 1997, Mr. Grunewald was recruited to lead the Specialty Finance Investment Banking Practice at what became Wachovia Securities. At Wachovia, Mr. Grunewald managed a number of high profile transactions, including initial public offerings and secondary offerings for some of the largest publicly-traded BDCs and finance companies including Capital Source, American Capital Strategies, Allied Capital, Ares Capital and Gladstone Capital. In 2006, Mr. Grunewald joined American Capital Strategies, or ACAS, a publicly-traded BDC and global asset manager with current assets under management in excess of $52 billion. As head of the Financial Services Investment Practice from 2006 through 2009, Mr. Grunewald and his team focused on investment activity in the specialty finance, insurance, depository and asset management sectors. In his three years at ACAS, Mr. Grunewald committed over $1

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billion to debt and equity investments and also founded two highly successful financial services companies at ACAS: Core Financial Holdings, a diversified commercial finance company and asset based lender, and American Capital Agency Corporation (NASDAQ: AGNC), a publicly-traded mortgage REIT, currently with over $43 billion in assets. Mr. Grunewald’s relationships and contacts within the middle-market finance arena will allow our Adviser to source debt and equity investments from a large universe of middle-market originators and sponsors.

Corporate Leadership Structure

Since our inception, Mr. Schorsch has served as chairman of our board of directors and our chief executive officer. Our board of directors believes that our chief executive officer is best situated to serve as chairman because he is the director most familiar with our business and industry and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. In addition, prior to the commencement of the offering, we intend to designate one of our independent director nominees to serve as the Lead Director for all meetings of our independent directors held in executive session. The Lead Director will have the responsibility of presiding at all executive sessions of our board of directors, consulting with the chairman and chief executive officer on board and committee meeting agendas, acting as a liaison between management and the independent directors and facilitating teamwork and communication between the independent directors and management. We believe the combined role of chairman and chief executive officer, together with an independent Lead Director, is in the best interest of our Company because it provides the appropriate balance between strategic development and independent oversight of management.

Committees of the Board of Directors

Audit Committee

Our audit committee is composed entirely of independent directors. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. We expect [__], [__] and [__] to serve as the members of our audit committee.

[Valuation Committee

Our valuation committee is composed entirely of independent directors. The valuation committee establishes guidelines and makes recommendations to our board of directors regarding the valuation of our loans and investments. The valuation committee is responsible for aiding our board of directors in fair value pricing of debt and equity securities that are not publicly traded or for which current market values are not readily available. The board of directors and valuation committee may utilize the services of a nationally recognized independent valuation firm to help them determine the fair value of these securities. We expect [__], [__] and [__] to serve as members of the valuation committee.]

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is composed entirely of independent directors. The nominating and corporate governance committee is responsible for selecting, researching and nominating directors for election by our stockholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management. Our nominating and corporate governance committee will consider stockholders’ proposed nominations for director; however, please see “Description of our Securities” for more information on certain requirements that must be met in connection therewith. We expect [__], [__] and [__] to serve as the members of our nominating and corporate governance committee.

Compensation of Directors

Prior to meeting our minimum offering requirement, our directors are not entitled to compensation. Subsequent to meeting our minimum offering requirement, independent directors will receive an annual fee of $20,000 plus reimbursement of any reasonable out-of pocket expenses incurred in connection with their service on the board. In

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addition, the chairman of the audit committee will receive an annual fee of $5,000 and the chairman of each of the nominating and corporate governance committee [and the valuation committee] will receive an annual fee of $2,500 for their additional services, if any, in these capacities. In addition, our independent directors will receive compensation for the in-person attendance of certain industry-related events and seminars in the amount of (1) $2,500 for each day of an external seminar, conference, panel, forum or other industry-related event that does not exceed four hours or (2) $5,000 for each day of an external seminar, conference, panel, forum or other industry-related event that exceeds four hours. In addition, we purchase directors’ and officers’ liability insurance on behalf of our directors and officers.

Compensation of Executive Officers

None of our executive officers will receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business are provided to us by our officers and the employees of our Adviser and Administrator pursuant to the terms of the Investment Advisory Agreement and each of the fund administration servicing agreement and the fund accounting servicing agreement.

Oversight of Risk Management

Our board of directors, in its entirety, will play an active role in overseeing management of our risks. Our board of directors will regularly review information regarding our credit, liquidity and operations, as well as the risks associated with each. Each committee of our board of directors will play a distinct role with respect to overseeing management of our risks:

•	Audit Committee: Our audit committee will oversee the management of enterprise risks. To this end, our audit committee will meet at least annually (i) to discuss our risk management guidelines, policies and exposures and (ii) with our independent registered public accounting firm to review our internal control environment and other risk exposures.

•	[Valuation Committee. Our valuation committee will oversee the risks relating to the valuation of our assets and the fair value determinations by our board of directors. In fulfillment of this duty, the valuation committee will meet at least quarterly to discuss the methodologies, inputs and assumptions used in the valuation of our assets and the risks attendant in such methodologies, inputs and assumptions.]

•	Nominating and Corporate Governance Committee: Our nominating and corporate governance committee will manage risks associated with the independence of our board of directors and potential conflicts of interest.

While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the committees will each report to our board of directors on a regular basis to apprise our board of directors regarding the status of remediation efforts of known risks and of any new risks that may have arisen since the previous report.

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PORTFOLIO MANAGEMENT

Our Adviser will be responsible for the overall management of our activities and will be responsible for making investment decisions with respect to our portfolio. We anticipate that all new investments will be required to be approved by a consensus of the Investment Committee of our Adviser, which will be led by Messrs. Schorsch and Kahane. For more information regarding the business experience of Messrs. Schorsch and Kahane, see “Management — Board of Directors and Executive Officers.” The members of the investment committee will receive no direct compensation from us. Such members may be employees or partners of our Adviser and may receive compensation or profit distributions from our Adviser.

Our Investment Adviser

Our Adviser is a Delaware limited liability company formed on June 15, 2010 that is registered as an investment adviser under the Advisers Act. Our Adviser is wholly-owned by AR Capital, which is controlled by Nicholas S. Schorsch, our chairman and chief executive officer, and William M. Kahane, our president and member of our board of directors. The principal executive offices of our Adviser are located at 405 Park Avenue, 3rd Floor, New York, New York 10022.

The background and experience of the principals of our Adviser and the senior investment professionals employed or retained by our Adviser and its affiliates are described in the “Management — Board of Directors and Executive Officers” section of this prospectus.

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INVESTMENT ADVISORY AND MANAGEMENT SERVICES AGREEMENT

Investment Adviser Services

Our Adviser, BDCA Adviser, is a Delaware limited liability company that is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our board of directors, our Adviser will manage the day-to-day operations of, and provide investment advisory and management services to us. Under the terms of our Investment Advisory Agreement, our Adviser, among other things:

•	determines the composition and allocation of our portfolio, the nature and timing of the changes therein and the manner of implementing such changes;

•	identifies, evaluates and negotiates the structure of the investments we make;

•	executes, monitors and services our investments;

•	determines the securities and other assets that we will purchase, retain, or sell;

•	performs due diligence on prospective portfolio companies; and

•	provides us with such other investment advisory, research and related services as we may, from time to time, reasonably require for the investment of our funds.

Our Adviser’s services under the Investment Advisory Agreement are not exclusive, and it is free to furnish similar services to other entities so long as its services to us are not impaired.

Pursuant to the Expense Support Agreement to be entered into between us and our Adviser, our Adviser may make Expense Support Payments to us on a monthly basis in an amount up to 100% of our operating expenses. Such payment may be in any combination of cash or offsets against amounts due from us to our Adviser. Pursuant to the terms of the Expense Support Agreement, we agree to reimburse our Adviser, if requested, the amount of such Expense Support Payments within three years from the date the Expense Support Payment is incurred.

Advisory Fees

Pursuant to the Investment Advisory Agreement, we pay our Adviser a fee for investment advisory and management services consisting of two components — a management fee and an incentive fee.

Management Fees

The management fee is calculated at an annual rate of 1.0% of our average gross assets. The management fee is payable quarterly in arrears, and is calculated based on the average value of our gross assets at the end of the two most recently completed calendar quarters. All or any part of the management fee not taken as to any quarter shall be deferred without interest and may be taken in such other quarter as the Adviser will determine. The management fee for any partial month or quarter will be appropriately pro rated.

Incentive Fees

The incentive fee consists of two parts. The first part, referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on our “pre-incentive fee net investment income” for the immediately preceding quarter. The payment of the subordinated incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature (as described below).

For this purpose, pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees, other than fees for providing managerial assistance, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses for the quarter (including the management fee, expenses payable under the administration agreement and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee). Pre-incentive fee net investment income includes, in

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the case of investments with a deferred interest feature (such as original issue discount debt instruments with payment-in-kind interest and zero coupon securities), accrued income that we have not yet received in cash. The subordinated incentive fee on income is subject to a total return requirement. This ensures that the cumulative incentive fees accrued or to be paid for the then-current quarter and previously paid during the preceding 11 quarters or since inception, whichever is shorter, are less than 15.0% of the increase in our net assets during the same period. Specifically, this provides that no subordinated incentive fee on income in respect of our pre-incentive fee net investment income will be payable except to the extent 15.0% of the cumulative net increase in net assets resulting from operations over the then-current and 11 preceding quarters or since inception, whichever is shorter, exceeds the cumulative subordinated incentive fees on income accrued or to be paid for the then-current quarter and previously paid for the 11 preceding quarters or since inception, whichever is shorter. In other words, any subordinated incentive fee on income that is payable in a calendar quarter will be limited to the lesser of (i) 20% of the amount by which our pre-incentive fee net investment income for such calendar quarter exceeds the 1.5% hurdle, subject to the “catch-up” provision, and (ii) (x) 15.0% of the cumulative net increase in net assets resulting from operations for the then-current and 11 preceding calendar quarters or since inception, whichever is shorter, minus (y) the cumulative subordinate incentive fees on income accrued and/or paid for the 11 preceding calendar quarters or since inception, whichever is shorter. For the foregoing purpose, the “cumulative net increase in net assets resulting from operations” is the amount, if positive, of the sum of pre-incentive fee net investment income, base management fees, realized gains and losses and unrealized appreciation and depreciation of our company for the then current and 11 preceding calendar quarters or since inception, whichever is shorter. In addition, the portion of such incentive fee that is attributable to deferred interest (such as PIK interest or original issue discount) will be paid to our Adviser, together with interest thereon from the date of deferral to the date of payment, only if and to the extent we actually receive such interest in cash, and any accrual thereof will be reversed if and to the extent such interest is reversed in connection with any write-off or similar treatment of the investment giving rise to any deferred interest accrual. Any reversal of such accounts would reduce net income for the quarter by the net amount of the reversal (after taking into account the reversal of incentive fees payable) and would result in a reduction and possibly elimination of the incentive fees for such quarter. There is no accumulation of amounts on the hurdle rate from quarter to quarter and accordingly there is no clawback of amounts previously paid if subsequent quarters are below the quarterly hurdle and there is no delay of payment if prior quarters are below the quarterly hurdle.

Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. For purposes of this fee, adjusted capital means cumulative gross proceeds generated from sales of our common stock (including proceeds from our distribution reinvestment plan) reduced for distributions from non-liquidating dispositions of our investments paid to stockholders and amounts paid for share repurchases pursuant to our share repurchase program.

The calculation of the subordinated incentive fee on income for each quarter is as follows:

•	No subordinated incentive fee on income shall be payable to the Adviser in any calendar quarter in which our pre-incentive fee net investment income does not exceed the preferred return rate of 1.5% or 6.0% annualized, the “preferred return” on adjusted capital;

•	100% of our pre-incentive fee net investment income, if any, that exceeds the preferred return but is less than or equal to 1.76% in any calendar quarter (7.06% annualized) shall be payable to the Adviser. This portion of the subordinated incentive fee on income is referred to as the “catch up” and is intended to provide the Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income when the pre-incentive fee net investment income reaches 1.76% (7.06% annualized) in any calendar quarter; and

•	For any quarter in which our pre-incentive fee net investment income exceeds 1.76% (7.06% annualized), the subordinated incentive fee on income shall equal 15.0% of the amount of our pre-incentive fee net investment income, as the preferred return and catch-up will have been achieved.

The second part of the incentive fee, referred to as the incentive fee on capital gains during operations, is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to the our liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement). This fee equals 15.0% of our incentive fee capital gains, which equals our realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed

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net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

Examples of Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee (*):

Alternative 1 — Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 1.25%

•	Hurdle rate (1) = 1.5%

•	Management fee (2) = 0.25%

•	Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%

•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 0.80%

Pre-incentive net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2 — Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 2.70%

•	Hurdle rate (1) = 1.5%

•	Management fee (2) = 0.25%

•	Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%

•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.25%

•	Cumulative incentive compensation accrued or paid for preceding 11 calendar quarters = $9,000,000

•	15.0% of cumulative net increase in net assets resulting from operations over current and preceding 11 calendar quarters = $8,000,000

Although our pre-incentive fee net investment income exceeds the hurdle rate of 1.5%, no incentive fee is payable because 15.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar quarters did not exceed the cumulative income and capital gains incentive fees accrued or paid for the preceding 11 calendar quarters.

Alternative 3 — Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 3.0%

•	Hurdle rate (1) = 1.5%

•	Management fee (2) = 0.25%

•	Other expenses (legal, accounting, custodian, transfer agent, etc.) (3) = 0.20%

•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.55%

•	Cumulative incentive compensation accrued or paid for preceding 11 calendar quarters = $9,000,000

•	15% of cumulative net increase in net assets resulting from operations over current and preceding 11 calendar quarters = $10,000,000

Because our pre-incentive fee net investment income exceeds the hurdle rate of 1.5% and because 15.0% of the cumulative net increase in net assets resulting from operations over the then current and 11 preceding calendar

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quarters exceeds the cumulative income and capital gains incentive fees accrued or paid for the preceding 11 calendar quarters, an incentive fee would be payable.

•	Incentive fee = 15.0% × pre-incentive fee net investment income, subject to “catch-up” (4)

•	Incentive fee = 100% × “catch-up” + (15.0% × (pre-incentive fee net investment income – 1.5%))

•	Catch-up = 1.76% – 1.5%

= 0.26%

•	Incentive fee = (100% × 0.26%) + (15.0% × (1.76% – 1.5%))

= 0.26% + (15.0% × 0.26%)

= 0.26% + 0.039%

= 0.299%

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(1)	Represents 6.0% annualized hurdle rate.

(2)	Represents 1.0% annualized management fee.

(3)	Excludes organizational and offering expenses.

(4)	The “catch-up” provision is intended to provide our Adviser with an incentive fee of 15.0% on all of our pre-incentive fee net investment income as if a hurdle rate did not apply when our net investment income exceeds in any calendar quarter.

(*)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets.

Example 2: Capital Gains Portion of Incentive Fee:

Alternative 1: Assumptions

•	Year 1: $20 million investment made in company A (“Investment A”), and $30 million investment made in company B (“Investment B”)

•	Year 2: Investment A sold for $50 million and fair market value, or FMV, of Investment B determined to be $32 million

•	Year 3: FMV of Investment B determined to be $25 million

•	Year 4: Investment B sold for $31 million

The capital gains portion of the incentive fee would be:

•	Year 1: None

•	Year 2: Capital gains incentive fee of $4.5 million ($30 million realized capital gains on sale of Investment A multiplied by 15.0%)

•	Year 3: None

•	Year 4: Capital gains incentive fee of $150,000 ($4.65 million ($31 million cumulative realized capital gains multiplied by 15.0%) less $4.5 million (capital gains fee taken in Year 2)

Alternative 2 — Assumptions

•	Year 1: $20 million investment made in company A (“Investment A”), $30 million investment made in company B (“Investment B”) and $25 million investment made in company C (“Investment C”)

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•	Year 2: Investment A sold for $50 million, FMV of Investment B determined to be $25 million and FMV of Investment C determined to be $25 million

•	Year 3: FMV of Investment B determined to be $27 million and Investment C sold for $30 million

•	Year 4: FMV of Investment B determined to be $35 million

•	Year 5: Investment B sold for $20 million. ($3.75 million (15.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $4.8 million cumulative capital gains fee paid in Year 2 and Year 3)

The capital gains incentive fee, if any, would be:

•	Year 1: None

•	Year 2: $3.75 million capital gains incentive fee (15.0% multiplied by $25 million ($30 million realized capital gains on Investment A less unrealized capital depreciation on Investment B)

•	Year 3: $1.05 million capital gains incentive fee.(1) $4.8 million (15.0% multiplied by $32 million ($35 million cumulative realized capital gains less $3 million unrealized capital depreciation)) less $3.75 million capital gains fee received in Year 2)

•	Year 4: None

•	Year 5: None. $3.75 million (15.0% multiplied by $25 million (cumulative realized capital gains of $35 million less realized capital losses of $10 million)) less $4.8 million cumulative capital gains fee paid in Year 2 and Year 3

____________________

(1)	As illustrated in Year 3 of Alternative 2 above, if BDCA Senior Capital, Inc. were to be wound up on a date other than December 31st of any year, BDCA Senior Capital, Inc. may have paid aggregate capital gains incentive fees that are more than the amount of such fees that would be payable if BDCA Senior Capital, Inc. had been wound up on December 31 of such year.

The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized and actual returns may vary from those shown in the examples above.

Payment of Our Expenses

Our primary operating expenses are the payment of fees and other expenses under our Investment Advisory Agreement and the fund administration servicing and fund accounting servicing agreements with our Administrator. The investment advisory fee compensates our Adviser for its work in identifying, evaluating, negotiating, executing, monitoring and servicing our investments.

Subject to the limitations included in the Investment Advisory Agreement, we bear all other expenses of our operations and transactions, including (without limitation) fees and expenses relating to:

•	corporate and organizational expenses relating to offerings of our common stock, subject to limitations included in the Investment Advisory Agreement;

•	amounts paid to third parties for administrative services;

•	the cost associated with the investigation and monitoring of our investments;

•	the cost of calculating our NAV;

•	the cost of effecting sales and repurchases of shares of our common stock and other securities;

•	management and incentive fees payable pursuant to the Investment Advisory Agreement;

•	fees payable to third parties relating to, or associated with, making investments and valuing investments (including independent valuation firms);

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•	transfer agent and custodial fees, fees and expenses associated with marketing efforts (including attendance at investment conferences and similar events);

•	federal and state registration fees;

•	any exchange listing fees;

•	federal, state and local taxes;

•	independent directors’ fees and expenses;

•	brokerage commissions;

•	costs of proxy statements;

•	stockholders’ reports and notices;

•	costs of preparing government filings, including periodic and current reports with the SEC;

•	fidelity bond, liability insurance and other insurance premiums;

•	printing, mailing, independent accountants and outside legal costs; and

•	all other expenses incurred by our Adviser in performing its obligations subject to the limitations included in the Investment Advisory Agreement.

Indemnification

The Investment Advisory Agreement provides that our Adviser and its officers, directors, controlling persons and any other person or entity affiliated with it acting as our agent shall not be entitled to indemnification for any liability or loss suffered by such indemnitee, nor shall such indemnitee be held harmless for any loss or liability suffered by us, unless (i) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Company; (ii) the indemnitee was acting on behalf of or performing services for the Company; (iii) such liability or loss was not the result of negligence or misconduct by the indemnitee; and (iv) such indemnification or agreement to hold harmless is recoverable only out of the Company’s net assets and not from stockholders. In addition, the indemnitee shall not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee; (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court of law considering the request for indemnification has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.

Fiduciary Duty of Investment Adviser

Under the terms of our Investment Advisory Agreement, our Adviser has a fiduciary responsibility for the safekeeping and use of all of our funds and assets, whether or not in our Adviser’s immediate possession or control. Our Adviser may not employ, or permit another to employ, such funds or assets in any manner except for our exclusive benefit. In addition, our Adviser may not, by entry into an agreement with any of our stockholders or otherwise, contract away the fiduciary obligation owed to us and our stockholders under common law.

No Exclusive Agreement

Under the terms of the Investment Advisory Agreement, our Adviser may not be granted an exclusive right to sell or exclusive employment to sell our assets.

Rebates, Kickbacks and Reciprocal Arrangements

Under the terms of the Investment Advisory Agreement, our Adviser may not (i) receive or accept any rebate, give-up or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participate in

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any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions, or (iii) enter into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our stock or give investment advice to a potential stockholder; provided, however, that our Adviser may pay a registered broker-dealer or other properly licensed agent from sales commissions for selling or distributing our common stock.

Commingled Funds

Under the terms of the Investment Advisory Agreement, our Adviser may not permit or cause to be permitted the commingling of our funds with the funds of any other entity. However, nothing shall prohibit our Adviser from establishing a master fiduciary account pursuant to which separate sub-trust accounts may be established for the benefit of affiliated investment programs, provided that our funds are protected from the claims of other programs and creditors of such programs.

Limitations on Reimbursement of Expenses

Our charter provides that we will reimburse the Adviser for all of our expenses incurred by our Adviser as well as the actual cost of goods and services used for or by us and obtained from entities not affiliated with our Adviser. No reimbursement will be permitted for services for which our Adviser is entitled to compensation by way of a separate fee. Excluded from the allowable reimbursement will be: (i) rent or depreciation, utilities, capital equipment and other administrative items of our Adviser; and (ii) salaries, fringe benefits, travel expenses and other administrative items incurred or allocated to any executive officer or board member of our Adviser (or any individual performing such services) or a holder of 10.0% or greater equity interest in our Adviser (or any person having the power to direct or cause the direction of our Adviser, whether by ownership of voting securities, by contract or otherwise). At this time, we are unable to predict the amount, if any, of such reimbursable expenses for the next fiscal year.

Termination of Investment Advisory Agreement

The Investment Advisory Agreement may be terminated at any time, without the payment of any penalty by our Adviser, upon 120 days’ written notice to us, and by us upon 60 days’ written notice to our Adviser. After the termination of the Investment Advisory Agreement, our Adviser will not be entitled to compensation for further services provided except that it shall be entitled to receive from us within 30 days after the effective date of such termination all unpaid reimbursements and all earned but unpaid fees payable to our Adviser prior to termination of the Investment Advisory Agreement. If we and our Adviser cannot agree on the amount of such reimbursements and fees, the Investment Advisory Agreement provides that the parties will submit to binding arbitration which cost will be borne equally by the terminated Adviser and us. Upon termination, our Adviser shall promptly (i) deliver to our board of directors a full accounting, including a statement showing all payments collected by it and a statement of all money held by it, covering the period following the date of the last accounting furnished to our board of directors, (ii) deliver to our board of directors all of our assets and documents then in custody of our Adviser and (iii) cooperate with us to provide an orderly management transition.

Duration of Investment Advisory Agreement

We have entered into the Investment Advisory Agreement with our Adviser. Unless earlier terminated as described above, the Investment Advisory Agreement remains in effect from year-to-year thereafter if approved annually by our board of directors or by the affirmative vote of the holders of a majority of our outstanding voting securities, including, in either case, approval by a majority of our directors who are not interested persons. An affirmative vote of the holders of a majority of our outstanding voting securities is also necessary in order to make material amendments to the Investment Advisory Agreement.

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ADMINISTRATIVE SERVICES

We expect to enter into a fund administration servicing agreement and a fund accounting servicing agreement, each with our Administrator. Our Administrator will provide services to us, such as accounting, financial reporting, legal and compliance support and investor relations support, necessary for us to operate.

Pursuant to the fund administration servicing agreement and the fund accounting servicing agreement, we will be required to pay our Administrator annual fees equal to 10 basis points on the first $500,000,000 that we raise in connection with our initial public offering and seven basis points on any amount raised between $500,000,000 and $1,500,000,000, five basis points on any amount raised between $1,500,000,000 and $2,500,000,000 and 2.5 basis points on the balance of the assets, with a minimum annual fee of $25,000. We also will be required to pay an annual $3,000 fee for support provided to our chief compliance officer and reimburse our Administrator for out of pocket expenses incurred on our behalf.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have entered into an Investment Advisory Agreement with our Adviser, which is wholly owned by AR Capital, which is controlled by Mr. Schorsch, our chairman and chief executive officer, and Mr. Kahane, a member of our board of directors. Our chief financial officer and chief compliance officer and the other investment professionals of our Adviser may also serve as principals of other investment managers affiliated with our Adviser or AR Capital that may in the future manage investment funds with investment objectives similar to ours.

On May 19, 2014, AR Capital contributed an aggregate of $200,000 to purchase 22,222 shares of common stock at $9.00 per share prior to the commencement of this offering, which represents the public offering price of $10.00 per share minus selling commissions of $0.70 per share and dealer manager fees of $0.30 per share. Because no selling commission or dealer manager fees will be paid on the gross offering proceeds from these sales, the per share net offering proceeds received by us are equal to the per share net offering proceeds that we will receive in this offering from unaffiliated investors.

Any transaction with our affiliates must be on terms no less favorable than could be obtained from an unaffiliated third party and must be approved by a majority of the directors, including a majority of disinterested directors.

Reorganization of our Sponsor

Our sponsor is the successor entity as a result of a series of reorganization transactions, or the reorganization, in which certain lines of business were reorganized under two parent companies, RCAP Holdings, LLC, which was, prior to our organization, the sponsor of BDCA, and AR Capital, our current sponsor and the current sponsor of BDCA. Our dealer manager and transfer agents are subsidiaries of RCAP Holdings, LLC, which is under common control with AR Capital. Each of AR Capital and RCAP Holdings, LLC is controlled directly or indirectly by Nicholas S. Schorsch and William M. Kahane.

Affiliated Dealer Manager

We have engaged Realty Capital Securities, an affiliate of AR Capital, as our dealer manager and will pay fees to such entity pursuant to the dealer manager agreement. Under the terms of the dealer manager agreement, Realty Capital Securities is expected to act as our exclusive dealer manager until the end of our initial public offering or until the dealer manager agreement is terminated by us or them.

In April 2013, our dealer manager received notice and a proposed AWC from FINRA, the self-regulatory organization that oversees broker dealers, indicating that certain violations of SEC and FINRA rules, including Rule 10b-9 under the Exchange Act and FINRA Rule 2010, occurred in connection with its activities as a co-dealer manager for a public offering. Without admitting or denying the findings, our dealer manager submitted an AWC, which FINRA accepted on June 4, 2013. In connection with the AWC, our dealer manager consented to the imposition of a censure and a fine of $60,000.

Allocation of Our Adviser’s Time

We rely, in part, on our Adviser to manage our day-to-day activities and to implement our investment strategy. Our Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities which are unrelated to us, including its role as investment adviser to BDCA. As a result of these activities, our Adviser, its employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. Therefore, our Adviser, its personnel, and certain affiliates may experience conflicts of interest in allocating management time, services, and functions among us and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other affiliated entities than to us. However, our Adviser believes that it and its affiliates have sufficient personnel to discharge fully their responsibilities to all activities in which they are involved.

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Competition/Co-Investment

As a BDC, we are subject to certain regulatory restrictions in making our investments. For example, we will not be permitted to co-invest with our Adviser or its affiliates in transactions originated by our Adviser or its affiliates unless we obtain an exemptive order from the SEC. We currently intend to file an application for exemptive relief to co-invest with our Adviser and its affiliates.

Prior to obtaining exemptive relief, we intend to co-invest alongside our Adviser or its affiliates only in accordance with existing regulatory guidance. For example, at any time, we may co-invest in syndicated deals and secondary loan market transactions where price is the only negotiated point. While we desire to receive exemptive relief from the SEC, given the latitude permitted within existing regulatory guidance and our current universe of investment opportunities, we do not feel that the absence of exemptive relief materially affects our ability to achieve our investment objective.

Appraisal and Compensation

Our charter provides that, in connection with any transaction involving a merger, conversion or consolidation, either directly or indirectly, involving us and the issuance of securities of a surviving entity after the successful completion of such transaction, or “roll-up,” an appraisal of all our assets will be obtained from a competent independent appraiser which will be filed as an exhibit to the registration statement registering the roll-up transaction. Such appraisal will be based on all relevant information and shall indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up. The engagement of such independent appraiser shall be for the exclusive benefit of our stockholders. A summary of such appraisal shall be included in a report to our stockholders in connection with a proposed roll-up. All stockholders will be afforded the opportunity to vote to approve such proposed roll-up, and shall be permitted to receive cash in an amount of such stockholder’s pro rata share of the appraised value of our net assets.

Expense Support Agreement

We intend to enter into an expense support agreement with our Adviser, whereby the Adviser may pay Expense Support Payments for any period beginning on the commencement date of this offering until we and the Adviser mutually agree otherwise. The purpose of the Expense Support Agreement is to reduce our operating expenses until we have achieved economies of scale sufficient to ensure that we are able to bear a reasonable level of expense in relation to our investment income. The Expense Support Payment for any month shall be paid to us by the Adviser in cash or offsets against amounts due from us to the Adviser. Operating expenses subject to this agreement include expenses as defined by U.S. GAAP, including, without limitation, advisory fees payable and interest on indebtedness for such period, if any.

Sales and Leases to Company

Our charter provides that we may not purchase or lease assets in which our Adviser or any of its affiliates has an interest unless all of the following conditions are met: (a) the transaction occurs at our formation and is fully disclosed to our stockholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert, as such term is defined in our charter. However, our Adviser may purchase assets in its own name (and assume loans in connection therewith) and temporarily hold title thereto, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, provided that all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to our Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired shall be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to our Adviser apart from compensation otherwise permitted by the NASAA Omnibus Guidelines.

Sales and Leases to the Adviser, Directors or Affiliates

Our charter provides that we may not sell assets to our Adviser or any affiliate thereof unless such sale is duly approved by the holders of shares of stock entitled to cast a majority of all the votes entitled to be cast on the matter. We may not lease assets to our Adviser or any affiliate thereof unless both of the following conditions are met:

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(i) the transaction occurs at our formation and is fully disclosed to the stockholders in the prospectus or in a periodic report and (ii) the terms of the transaction are fair to us.

Loans

Our charter provides that, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to our Adviser or any affiliate thereof.

Commissions on Financing, Refinancing or Reinvestment

Our charter provides that we generally may not pay, directly or indirectly, a commission or fee to our Adviser or any affiliate thereof in connection with the reinvestment of profits and available reserves or of the proceeds of the refinancing of assets.

Lending Practices

Our charter provides that, with respect to financing made available to us by our Adviser, our Adviser may not receive interest in excess of the lesser of our Adviser’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. Our Adviser may not impose a prepayment charge or penalty in connection with such financing and our Adviser may not receive points or other financing charges. In addition, our Adviser will be prohibited from providing us with financing with a term in excess of 12 months.

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CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

After this offering, no person will be deemed to control us, as such term is defined in the 1940 Act. The following table sets forth, as of the date of this prospectus, information with respect to the beneficial ownership of our common stock by:

•	each person known to us to beneficially own more than 5.0% of the outstanding shares of our common stock;

•	each of our directors and each executive officer; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There is no common stock subject to options that are currently exercisable or exercisable within 60 days of the offering.

Shares Beneficially Owned as of the date of this Prospectus
Name and Address(1)	Number	Percentage assuming minimum amount is purchased	Percentage assuming maximum amount is purchased
5% Stockholders:

AR Capital, LLC	22,222	8.0%	*

Interested Directors:

Nicholas S. Schorsch	—	—	—

William M. Kahane	—	—	—

Independent Directors:

[__]	—	—	—

[__]	—	—	—

[__]	—	—	—

Officers (that are not directors)

Nicholas Radesca	—	—	—

Peter M. Budko	—	—	—

Robert K. Grunewald	—	—	—

All officers and directors as a group (7 persons)	—	—	—

__________

(1)	The address of each beneficial owner is c/o BDCA Senior Capital, Inc., 405 Park Avenue, 3rd Floor, New York, New York 10022.

*	Less than 1.0%

The following table sets forth, as of the date of this prospectus, the dollar range of our equity securities that is expected to be beneficially owned by each of our directors.

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Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)(3)

Interested Directors:

Nicholas S. Schorsch	—

William M. Kahane	—

Independent Directors:

[__]	—

[__]	—

[__]	—

___________________

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

(2)	The dollar range of equity securities beneficially owned by our directors is based on an assumed initial public offering price of $10.00 per share.

(3)	The dollar range of equity securities beneficially owned is: None, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, or over $100,000.

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DISTRIBUTION REINVESTMENT PLAN

Our board of directors intends to authorize and we intend to declare quarterly distributions that will be paid on a monthly basis beginning the month in which the minimum offering requirement is met. We have adopted an “opt in” distribution reinvestment plan pursuant to which you may elect to have the full amount of your cash distributions reinvested in additional shares of our common stock. Participants in our distribution reinvestment plan are free to elect or revoke reinstatement in the distribution plan within a reasonable time as specified in the plan. If you do not elect to participate in the plan you will automatically receive any distributions we declare in cash. For example, if our board of directors authorizes, and we declare, a cash distribution, then if you have “opted in” to our distribution reinvestment plan you will have your cash distributions reinvested in additional shares of our common stock, rather than receiving the cash distributions. Shares issued pursuant to our distribution reinvestment plan will be issued on the same date that we hold the first closing of the month for the sale of shares in this offering. Your reinvested distributions will purchase shares at a price equal to 90.0% of the price that shares are sold in the offering on such closing date. Shares issued pursuant to our distribution reinvestment plan will have the same voting rights as our shares of common stock offered pursuant to this prospectus.

If you wish to receive your distribution in cash, no action will be required on your part to do so. If you are a registered stockholder, you may elect to have your entire distribution reinvested in shares of additional common stock by notifying DST Systems, Inc., the Plan Administrator, in writing so that such notice is received by the Plan Administrator no later than the record date for distributions to stockholders. If you elect to reinvest your distributions in additional shares of stock, the Plan Administrator will set up an account for shares you acquire through the plan and will hold such shares in non-certificated form. If your shares are held by a broker or other financial intermediary, you may “opt in” to our distribution reinvestment plan by notifying your broker or other financial intermediary of your election.

We intend to use newly issued shares to implement the plan. The number of shares we will issue to you is determined by dividing the total dollar amount of the distribution payable to you by a price equal to 90.0% of the price that the shares are sold in the offering on such closing date.

Pursuant to the NASAA Omnibus Guidelines, our distribution reinvestment plan must be operated in accordance with federal and state securities laws. No selling commissions or fees may be deducted directly or indirectly from reinvested funds by us. The reinvestment funds must be invested into our common stock. Where required by law, investors must receive a prospectus which is current as of the date of each reinvestment. The broker-dealers authorized by our dealer manager to participate in this offering will aid us in blue sky compliance and performance of due diligence responsibilities and will contact investors to ascertain whether the investors continue to meet the applicable states’ suitability standards. However, we will remain responsible for blue sky matters with respect to our distribution reinvestment plan, including with regards to the registration or exemption of the shares issued under our distribution reinvestment plan.

There will be no selling commissions, dealer manager fees or other sales charges to you if you elect to participate in the distribution reinvestment plan. We will pay the Plan Administrator’s fees under the plan.

If you receive distributions in the form of common stock, you generally are subject to the same federal, state and local tax consequences as you would be had you elected to receive your distributions in cash. The amount of the distribution for stockholders receiving our common stock will be equal to the fair market value of the common stock received. Your basis for determining gain or loss upon the sale of common stock received in a distribution from us will be equal to the total dollar amount of the distribution payable in cash. Any common stock received in a distribution will have a holding period for tax purposes commencing on the day following the day on which the shares are credited to your account.

We reserve the right to amend, suspend or terminate the distribution reinvestment plan. We may terminate the plan upon notice in writing mailed to you at least 30 days prior to any record date for the payment of any distribution by us. You may terminate your account under the plan by filling out the disbursement change form. Please contact DST Systems at (866) 771-2088 for a copy of this form. You may send the completed form to the Plan Administrator at P.O. Box 219865, Kansas City, Missouri 64121-9865.

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All correspondence concerning the plan should be directed to the Plan Administrator by mail at P.O. Box 219865, Kansas City, Missouri 64121-9865 or by phone at (866) 771-2088.

We have filed the complete form of our distribution reinvestment plan with the SEC as an exhibit to this registration statement of which this prospectus is a part. You may obtain a copy of the plan by request to the Plan Administrator, by mail at P.O. Box 219865, Kansas City, Missouri 64121-9865, by phone at (866) 771-2088.

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DESCRIPTION OF OUR SECURITIES

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Stock

Our authorized stock consists of 500,000,000 shares of stock, par value $0.001 per share, of which 450,000,000 shares are classified as common stock and 50,000,000 shares are classified as preferred stock. There is currently no market for our common stock, and we do not expect that a market for our shares will develop in the future. No stock has been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally will not be personally liable for our debts or obligations.

Set forth below is a chart describing the classes of our securities outstanding as of May 23, 2014:

(1)	(2)	(3)	(4)
Title of Class	Amount Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount under Column(3)

Common Stock	100,000,000	[__]	22,222

Common Stock

Under the terms of our charter, all shares of our common stock will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock will have no preemptive, exchange, conversion or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock will be entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors.

Preferred Stock

Under the terms of our charter, our board of directors is authorized to issue shares of preferred stock in one or more classes or series without stockholder approval. The board has discretion to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Every issuance of preferred stock will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50.0% of our total assets after deducting the amount of such distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if distributions on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions. Pursuant to the NASAA Omnibus Guidelines, before any preferred stock may be issued by us, a majority of our independent directors that do not have an interest in the transaction must (1) approve any such offering of preferred stock and (2) have access, at our expense, to our securities counsel or independent legal counsel.

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Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and (iii) our Adviser and its directors, executive officers and controlling persons, and any other person or entity affiliated with it. However, in accordance with guidelines adopted by the North American Securities Administrators Association, our charter and the Investment Advisory Agreement provide that we may not indemnify an indemnitee for any liability or loss suffered by such indemnitee nor hold harmless such indemnitee for any loss or liability suffered by us unless (1) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of our Company, (2) the indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Adviser, an affiliate of our Adviser or an interested director of the Company, or was not the result of gross negligence or willful misconduct by an independent director of the Company and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In addition, we expect that our Adviser will indemnify us for losses or damages arising out of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

In addition, we will not provide indemnification to a person for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered and sold as to indemnification for violations of securities laws. We may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which

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indemnification is being sought only if all of the following conditions are met: (i) the legal action relates to acts or omissions with respect to the performance of duties or services on our behalf; (ii) the indemnitee has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the indemnitee undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification. We may not incur the cost of that portion of liability insurance which insures the indemnitee for any liability as to which the indemnitee is prohibited from being indemnified under our charter and bylaws.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with the board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Election of Directors; Number of Directors; Vacancies; Removal

Under the mandatory provisions of Maryland law, our stockholders elect our directors to hold office until the next annual meeting of stockholders and until their successors are elected and qualify. As permitted by Maryland law, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present will be required to elect a director, unless the charter or bylaws provides for a greater amount of all the votes cast. Thus, our stockholders have the sole power to elect directors (except to temporarily fill vacancies, as discussed further below).

Our charter provides that a majority of our board of directors must be independent directors except for a period of up to 60 days after the death, removal or resignation of an independent director pending the election of such independent director’s successor, and the 1940 Act requires that a majority of our board of directors be persons other than “interested persons” as defined in the 1940 Act.

Our charter provides that the number of directors will initially be five, which number may be increased or decreased by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time establish, increase or decrease the number of directors. However, the number of directors may never be less than one or more than 15. Except as may be provided by the board of directors in setting the terms of any class or series of preferred stock, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Under the mandatory provisions of Maryland law, our stockholders may remove a director, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast in the election of directors.

Action by Stockholders

The Maryland General Corporation Law provides that stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter permits consent by the stockholders entitled to cast not less than the minimum number of votes that would be necessary to authorize or take the action at a meeting, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

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Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of other business to be considered by stockholders may be made only (a) pursuant to our notice of the meeting, (b) by or at the direction of the board of directors or (c) by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (i) by or at the direction of the board of directors or (ii) provided that has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our charter and bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by our secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders who are stockholders of record at the time of the request and are entitled to cast not less than 10.0% of all the votes entitled to be cast on such matter at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under the mandatory provisions of Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless first declared advisable by the board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Thus, under the mandatory provisions of Maryland law, stockholders are not permitted to vote on (1) amending our charter, (2) causing the dissolution or termination of our Company, or (3) selling or substantially all of our Company’s assets other than in the ordinary course business or causing the merger or other reorganization of our Company, unless our board of directors have first declared such matters advisable. However, our board of directors is also required to obtain, as a matter of law, the approval of our stockholders before our Company may engage in any such transactions.

Under our charter, provided that our directors then in office have approved and declared the action advisable and submitted such action to the stockholders, an amendment to our charter that requires stockholder approval, a merger, or a sale of all or substantially all of our assets or a similar transaction outside the ordinary course of business, must generally be approved by the affirmative vote of stockholders entitled to cast at least a majority of all the votes entitled to be cast on the matter. Notwithstanding the foregoing, (i) amendments to our charter to make our common stock a “redeemable security” or to convert the Company, whether by merger or otherwise, from a closed-

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end company to an open-end company, and (ii) the dissolution of the Company each must be approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all the votes entitled to be cast on the matter.

Our charter and bylaws provide that the board of directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

Our charter provides that the stockholders may, upon the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter,

•	Amend the charter (other than as described above); or

•	Remove the Adviser and elect a new investment adviser.

Without the approval of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter, our board of directors may not:

•	Amend the charter in a manner that adversely affects the interests of our stockholders;

•	Except as permitted by our charter, permit our Adviser to voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our stockholders;

•	Appoint a new investment adviser;

•	Unless otherwise permitted by law, sell all or substantially all of our assets other than in the ordinary course of business; or

•	Unless otherwise permitted by law, approve a merger or similar reorganization of our Company.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act defined and discussed below, as permitted by the Maryland General Corporation Law, our stockholders will not be entitled to exercise appraisal rights unless our board of directors determines that appraisal rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which stockholders would otherwise be entitled to exercise appraisal rights.

Tender Offers

Our charter provides that any tender offer made by any person, including any “mini-tender” offer, must comply with most of the provisions of Regulation 14D of the Exchange Act, including the notice and disclosure requirements. Among other things, the offeror must provide us notice of such tender offer at least ten business days before initiating the tender offer. If the offeror does not comply with the provisions set forth above, we will have the right to redeem that offeror’s shares, if any, and any shares acquired in such tender offer. In addition, the non-complying offeror will be responsible for all of our expenses in connection with that offeror’s noncompliance.

Restrictions on Roll-Up Transactions

In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of our Company and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our assets from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with our Adviser or any affiliate of our Adviser and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us. If the appraisal will be included in a prospectus used to offer the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, the appraisal will be filed with the SEC and the states in which the securities are being registered as an exhibit to the registration statement for the offering. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The

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appraisal will assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our stockholders. We will include a summary of the independent appraisal, indicating all material assumptions underlying the appraisal, in a report to the stockholders in connection with a proposed roll-up transaction.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to common stockholders who vote against the proposal a choice of: (1) accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or (2) one of the following: (i) remaining stockholders and preserving their interests in us on the same terms and conditions as existed previously; or (ii) receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.

We are prohibited from participating in any proposed roll-up transaction: (a) which would result in common stockholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in our charter, including rights with respect to the amendment of the charter and our merger or sale of all or substantially all of our assets; (b) which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor; (c) in which our common stockholders’ rights to access of records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in our charter; or (d) in which we would bear any of the costs of the roll-up transaction if our common stockholders reject the roll-up transaction.

Control Share Acquisitions

The Maryland General Corporation Law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, or the Control Share Act. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquirer crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations, including compliance with the 1940 Act. Fair value is

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determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be amended or eliminated at time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the board of directors determines that it would be in our best interests and if the SEC staff does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.

Business Combinations

Under the Maryland Business Combination Act, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10.0% or more of the voting power of the corporation’s outstanding voting stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10.0% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of the Business Combination Act, provided that the business combination is first approved by the board of directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or the board of directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

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Additional Provisions of Maryland Law

Maryland law provides that a Maryland corporation that is subject to the Exchange Act and has at least three independent directors can elect by resolution of the board of directors to be subject to some corporate governance provisions notwithstanding any provision in the corporation’s charter and bylaws. Under the applicable statute, a board of directors may classify itself without the vote of stockholders. Further, the board of directors may, by electing into applicable statutory provisions and notwithstanding any contrary provision in the charter or bylaws:

•	provide that a special meeting of stockholders will be called only at the request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting;

•	reserve for itself the exclusive power to fix the number of directors;

•	provide that a director may be removed only by the vote of stockholders entitled to cast two-thirds of all the votes entitled to be cast generally in the election of directors; and

•	provide that all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and that any director elected to fill a vacancy will serve for the remainder of the full term of the directorship and until his or her successor is elected and qualifies.

Pursuant to our charter, we have elected to provide that all vacancies on the board of directors resulting from an increase in the size of the board or the death, resignation or removal of a director may be filled only by the affirmative vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Such election is subject to applicable requirements of the 1940 Act and to the provisions of any class or series of preferred stock established by the board.

Reports to Stockholders

We will file annual, quarterly and current reports on Forms 10-K, 10-Q and 8-K, respectively, proxy statements and other reports required by the federal securities laws with the SEC via the SEC’s EDGAR filing system. These reports will be available upon filing on the SEC’s website at www.sec.gov. These reports will also be available on our website at www.BDCASeniorCapital.com.

Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information (documents) electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to us and to an investment in our shares of common stock. This summary does not purport to be a complete description of the income tax considerations applicable to us or our stockholders. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, financial institutions, U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar, persons who mark-to-market our shares and persons who hold our shares as part of a “straddle,” “hedge” or “conversion” transaction. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service, or the IRS, regarding this offering. This summary does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets.

For purposes of our discussion, a “U.S. stockholder” means a beneficial owner of shares of our common stock that is for U.S. federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For purposes of our discussion, a “Non-U.S. stockholder” means a beneficial owner of shares of our common stock that is neither a U.S. stockholder nor a partnership (including an entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner or member of the partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership that may invest in shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated, and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of U.S. Federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Election to be Taxed as a RIC

We intend to elect to be treated as a RIC under Subchapter M of the Code commencing in the first taxable year in which we meet the minimum offering requirements. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any income that we distribute to our stockholders. To qualify as a RIC, we must, among other things, meet certain source-of-income, asset diversification and distribution requirements (as described below).

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Qualification and Taxation as a RIC

Provided that we qualify as a RIC, we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain (which we define as net long-term capital gain in excess of net short-term capital loss) that we timely distribute to our stockholders. We will be subject to U.S. federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders. In addition, we will be subject to a 4.0% nondeductible U.S. federal excise tax on certain undistributed income of RICs unless we distribute in a timely manner an amount at least equal to the sum of (1) 98.0% of our ordinary income for each calendar year, (2) 98.2% of our capital gain net income for the one-year period ending October 31 of such calendar year and (3) any income recognized, but not distributed, in preceding years and on which we paid no U.S. federal income tax. We will generally review the benefits of avoiding excise tax against the costs of paying such tax.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	elect to be treated as a RIC;

•	distribute to our stockholders, for each taxable year, at least 90.0% of our “investment company taxable income,” which is generally our net ordinary income plus the excess, if any, of realized net short-term capital gain over realized net long-term capital loss, or the annual distribution requirement.;

•	qualify to be treated as a BDC or be registered as a management investment company under the 1940 Act at all times during each taxable year;

•	derive in each taxable year at least 90.0% of our gross income from dividends, interest, payments with respect to certain securities, loans, gains from the sale or other disposition of stock or other securities or currencies or other income derived with respect to our business of investing in such stock, securities or currencies and net income derived from an interest in a “qualified publicly traded partnership” (as defined in the Code), or the 90.0% Income Test; and

•	diversify our holdings so that at the end of each quarter of the taxable year we satisfy the following two tests, or the Diversification Tests:

•	no more than 25.0% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, (i) of one issuer (ii) of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) of one or more “qualified publicly traded partnerships;” and

•	at least 50.0% of the value of our assets consists of cash, cash items (including receivables), U.S. government securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5.0% of the value of our assets or more than 10.0% of the outstanding voting securities of the issuer.

To the extent that we invest in entities treated as partnerships for U.S. federal income tax purposes (other than a “qualified publicly traded partnership”), we generally must include the items of gross income derived by the partnerships for purposes of the 90.0% Income Test, and the income that is derived from a partnership (other than a “qualified publicly traded partnership”) will be treated as qualifying income for purposes of the 90.0% Income Test only to the extent that such income is attributable to items of income of the partnership which would be qualifying income if realized by us directly. In addition, we generally must take into account our proportionate share of the assets held by partnerships (other than a “qualified publicly traded partnership”) in which we are a partner for purposes of the Diversification Tests.

In order to meet the 90.0% Income Test, we may establish one or more special purpose corporations to hold assets from which we do not anticipate earning dividend, interest or other qualifying income under the 90.0% Income Test. Any domestic special purpose corporation would generally be subject to U.S. federal income and other taxes, and therefore we can expect to achieve a reduced after-tax yield on such investments.

We may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having

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original issue discount (such as debt instruments with payment-in-kind interest or, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute original issue discount or other income required to be included in taxable income prior to receipt of cash.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify as a RIC. We may have to sell some of our investments at times or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities to satisfy the annual distribution requirement. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thus become subject to corporate income tax.

Furthermore, a portfolio company in which we invest may face financial difficulty that requires us to work-out, modify or otherwise restructure our investment in the portfolio company. Any such restructuring may result in unusable capital losses and future non-cash income. Any restructuring may also result in our recognition of a substantial amount of non-qualifying income for purposes of the 90.0% Income Test, such as cancellation of indebtedness income in connection with the work-out of a leveraged investment (which, while not free from doubt, may be treated as non-qualifying income) or the receipt of other non-qualifying income.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

Our investment in non-U.S. securities may be subject to non-U.S. income, withholding and other taxes. In that case, our yield on those securities would be decreased. Stockholders will generally not be entitled to claim a credit or deduction with respect to non-U.S. taxes paid by us.

If we purchase shares in a “passive foreign investment company,” or PFIC, we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code, or QEF, in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to it. Alternatively, in certain circumstances, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the annual distribution requirement and will be taken into account for purposes of the 4.0% excise tax.

Under Section 988 of the Code, gain or loss attributable to fluctuations in exchange rates between the time we accrue income, expenses, or other liabilities denominated in a foreign currency and the time we actually collect such income or pay such expenses or liabilities are generally treated as ordinary income or loss. Similarly, gain or loss on foreign currency forward contracts and the disposition of debt denominated in a foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Qualifying Assets” and “— Senior Securities.” Moreover, our ability to dispose of

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assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the annual distribution requirement or to avoid the excise tax, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

If we fail to satisfy the annual distribution requirement or otherwise fail to qualify as a RIC in any taxable year, we will be subject to tax in that year on all of our taxable income, without and deduction for distributions to our stockholders. In that case, all of such income will be subject to corporate-level U.S. federal income tax, reducing the amount available to be distributed to our stockholders. See “— Failure To Obtain RIC Tax Treatment.”

As a RIC, we are not allowed to carry forward or carry back a net operating loss for purposes of computing our investment company taxable income in other taxable years. U.S. federal income tax law generally permits a RIC to carry forward (i) the excess of its net short-term capital loss over its net long-term capital gain for a given year as a short-term capital loss arising on the first day of the following year and (ii) the excess of its net long-term capital loss over its net short-term capital gain for a given year as a long-term capital loss arising on the first day of the following year. However, future transactions we engage in may cause our ability to use any capital loss carryforwards, and unrealized losses once realized, to be limited under Section 382 of the Code. Certain of our investment practices may be subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed long-term capital gain and qualified dividend income into higher-taxed short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause us to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the characterization of certain complex financial transactions, and (vii) produce income that will not be qualifying income for purposes of the 90.0% Income Test. We will monitor our transactions and may make certain tax elections in order to mitigate the effect of these provisions.

As described above, to the extent that we invest in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes, the effect of such investments for purposes of the 90.0% Income Test and the Diversification Tests will depend on whether or not the partnership is a “qualified publicly traded partnership” (as defined in the Code). If the partnership is a “qualified publicly traded partnership,” the net income derived from such investments will be qualifying income for purposes of the 90.0% Income Test and our interest in the partnership will be the relevant asset for purposes of the Diversification Tests. If the partnership, however, is not treated as a “qualified publicly traded partnership,” then the consequences of an investment in the partnership will depend upon the amount and type of income and assets of the partnership allocable to us. For example, the income derived from such investments may not be qualifying income for purposes of the 90.0% Income Test and, therefore, could adversely affect our qualification as a RIC. We intend to monitor our investments in equity securities of entities that are treated as partnerships for U.S. federal income tax purposes to prevent our disqualification as a RIC.

We may invest in preferred securities or other securities the U.S. federal income tax treatment of which may not be clear or may be subject to recharacterization by the IRS. To the extent the tax treatment of such securities or the income from such securities differs from the expected tax treatment, it could affect the timing or character of income recognized, requiring us to purchase or sell securities, or otherwise change our portfolio, in order to comply with the tax rules applicable to RICs under the Code.

Taxation of U.S. Stockholders

Whether an investment in shares of our common stock is appropriate for a U.S. stockholder will depend upon that person’s particular circumstances. An investment in shares of our common stock by a U.S. stockholder may have adverse tax consequences. The following summary generally describes certain U.S. federal income tax consequences of an investment in shares of our common stock by taxable U.S. stockholders and not by U.S. stockholders that are generally exempt from U.S. federal income taxation. U.S. stockholders should consult their own tax advisors before making an investment in our common stock.

Distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gain. Distributions of our “investment company taxable income” (which is, generally, our ordinary income excluding net capital gain) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and

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profits, whether paid in cash or reinvested in additional common stock. To the extent such distributions paid by us to noncorporate U.S. stockholders (including individuals) are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions generally will be eligible for taxation at rates applicable to “qualified dividends” (at a maximum tax rate of 20.0% provided that we properly report such distribution as “qualified dividend income” in a written statement furnished to our stockholders and certain holding period and other requirements are satisfied. In this regard, it is not anticipated that a significant portion of distributions paid by us will be attributable to qualified dividends; therefore, our distributions generally will not qualify for the preferential rates applicable to qualified dividend income. Distributions of our net capital gain (which is generally our net long-term capital gain in excess of net short-term capital loss) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gain (at a maximum rate of 20,0% in the case of individuals, trusts or estates), regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gain to such U.S. stockholder.

U.S. stockholders who receive distributions in the form of stock generally are subject to the same federal income tax consequences as are stockholders who elect to receive their distributions in cash. A U.S. stockholder who purchases additional shares of our common stock through our distribution reinvestment plan will have an adjusted tax basis in the shares equal to the amount of the reinvested distribution. The additional shares will have a new holding period commencing on the day following the day on which the shares are credited to the U.S. stockholder’s account.

Although we currently intend to distribute any long-term capital gain at least annually, we may in the future decide to retain some or all of our long-term capital gain, but designate the retained amount as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its proportionate share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s tax basis for his, her or its common stock. Since we expect to pay tax on any retained capital gain at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by individuals on net capital gain, the amount of tax that individual stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other U.S. federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for U.S. federal income tax. A stockholder that is not subject to U.S. federal income tax or otherwise required to file a U.S. federal income tax return would be required to file a U.S. federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

We could be subject to the alternative minimum tax, or the AMT, but any items that are treated differently for AMT purposes must be apportioned between us and our stockholders and this may affect U.S. stockholders’ AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued, such items will generally be apportioned in the same proportion that dividends paid to each stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless a different method for a particular item is warranted under the circumstances.

For purposes of determining (1) whether the annual distribution requirement is satisfied for any year and (2) the amount of capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in any such month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

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We may have the ability to declare a large portion of a distribution in shares of our common stock to satisfy the annual distribution requirement. If a portion of such distribution is paid in cash and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our common stock.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though it represents a return of his, her or its investment.

A U.S. stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. The amount of gain or loss will be measured by the difference between such stockholder’s adjusted tax basis in the common stock sold and the amount of the proceeds received in exchange. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other substantially identical shares are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. The ability to otherwise deduct capital loss may be subject to other limitations under the Code.

To the extent that you sell shares pursuant to our share repurchase program, any gain you recognize generally will be capital gain or loss unless you sell fewer than all of your shares and the repurchase is treated as a dividend under Section 302 or the Code. U.S. stockholders are urged to consult their own advisors regarding the tax consequences of sales of our common stock pursuant to our share repurchase program.

In general, U.S. stockholders taxed at individual rates currently are subject to a maximum U.S. federal income tax rate of 20.0% on their recognized net capital gain (i.e., the excess of realized net long-term capital gains over realized net short-term capital losses), including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by such U.S. stockholders. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Corporate U.S. stockholders currently are subject to U.S. federal income tax on net capital gain at the maximum rates applied to ordinary income.

A “publicly offered regulated investment company” is a regulated investment company whose shares are either (i) continuously offered pursuant to a public offering, (ii) regularly traded on an established securities market or (iii) held by at least 500 persons at all times during the taxable year. If we are not a publicly offered regulated investment company for any period, a non-corporate stockholder’s pro rata portion of our affected expenses, including our management fees, will be treated as an additional dividend to the stockholder and will be deductible by such stockholder only to the extent permitted under the limitations described below. For non-corporate stockholders, including individuals, trusts, and estates, significant limitations generally apply to the deductibility of certain expenses of a nonpublicly offered regulated investment company, including advisory fees. In particular, these expenses, referred to as miscellaneous itemized deductions, are deductible only to individuals to the extent they exceed 2.0% of such a stockholder’s adjusted gross income, and are not deductible for AMT purposes. While we anticipate that we will constitute a publicly offered regulated investment company after our first tax year, there can be no assurance that we will in fact so qualify for any of our taxable years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the U.S. Federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20.0% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction

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or the preferential tax rate applicable to qualified dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

High income U.S. individuals, estates and trusts will be subject to an additional 3.8% Medicare tax on net investment income. For these purposes, net investment income includes dividends and gains from sales of stock. In the case of an individual, the tax will be 3.8% of the lesser of: (i) the individual’s net investment income; or (ii) the excess of the individual’s modified adjusted gross income over (a) $250,000 in the case of a married individual filing a joint return or a surviving spouse, (b) $125,000 in the case of a married individual filing a separate return or (c) $200,000 in the case of a single individual.

We may be required to withhold U.S. federal income tax, or backup withholding, at a rate of 28.0% (through 2012), from all taxable distributions to any noncorporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding or (2) with respect to whom the IRS notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Backup withholding tax is not an additional tax, and any amount withheld may be refunded or credited against the U.S. stockholder’s U.S. federal income tax liability, provided that proper information is timely provided to the IRS.

Under U.S. Treasury regulations, if a stockholder recognizes a loss with respect to shares of our stock of $2 million or more for a noncorporate stockholder or $10 million or more for a corporate stockholder in any single taxable year (or a greater loss over a combination of years), the stockholder must file with the IRS a disclosure statement on Internal Revenue Service Form 8886 (or successor form). Direct stockholders of portfolio securities in many cases are excepted from this reporting requirement, but under current guidance, stockholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to stockholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Significant monetary penalties apply to a failure to comply with this reporting requirement. States may also have a similar reporting requirement. Stockholders should consult their own tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Taxation of Non-U.S. Stockholders

Whether an investment in share of our common stocks is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisers before investing in our common stock.

Distributions of our “investment company taxable income” to Non-U.S. stockholders that are not “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally be subject to withholding of U.S. federal income tax at a rate of 30.0% (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits, unless an applicable exception applies. However, withholding generally is not required with respect to distributions of (i) U.S.-source interest income that would not have been subject to withholding of U.S. Federal income tax if they had been earned directly by a Non-U.S. stockholder, and (ii) net short-term capital gains in excess of net long-term capital losses that would not have been subject to withholding of U.S. Federal income tax if they had been earned directly by a Non-U.S. stockholder, in each case only to the extent that such distributions are properly designated as “interest-related dividends” or “short-term capital gain dividends,” as the case may be, and certain other requirements are met. There can be no assurance as to whether this exemption will be extended to taxable years beginning after December 31, 2013.

Actual or deemed distributions of our net capital gain to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, that are not effectively connected with a U.S. trade or business carried on by the Non-U.S. stockholder, will generally not be subject to U.S. Federal withholding tax and generally will not be subject to U.S. federal income tax unless the Non-U.S. stockholder is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, withholding of U.S. federal income tax at a rate of 30.0% on capital gain of nonresident alien individuals who are physically present in the United States for more than the 182 day period only applies in exceptional cases because any individual present in the United States for more than 182 days during the taxable year

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is generally treated as a resident for U.S. income tax purposes; in that case, he or she would be subject to U.S. income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30.0% U.S. Federal withholding tax.

If we distribute our net capital gain in the form of deemed rather than actual distributions (which we may do in the future), a Non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gain deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

Distributions of our “investment company taxable income” and net capital gain (including deemed distributions) to Non-U.S. stockholders, and gains realized by Non-U.S. stockholders upon the sale of our common stock that is “effectively connected” with a U.S. trade or business carried on by the Non-U.S. stockholder (or if an income tax treaty applies, attributable to a “permanent establishment” in the United States), will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Corporate Non-U.S. stockholders may also be subject to an additional branch profits tax at a rate of 30.0% imposed by the Code (or lower rate provided by an applicable treaty). In the case of a non-corporate Non-U.S. stockholder, we may be required to withhold U.S. federal income tax from distributions that are otherwise exempt from withholding tax (or taxable at a reduced rate) unless the Non-U.S. stockholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.

We may have the ability to declare a large portion of a distribution in shares of our common stock to satisfy the annual distribution requirement. If a portion of such dividend is paid in cash and certain requirements are met, the entire distribution to the extent of our current and accumulated earnings and profits will be treated as a dividend for U.S. federal income tax purposes. As a result, non-U.S. stockholders will be taxed on the distribution as if the entire distribution was cash distribution, even though most of the distribution was paid in shares of our common stock.

The tax consequences to a Non-U.S. stockholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Non-U.S. stockholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in our shares.

Very generally, special tax rules would apply if we hold “United States real property interests,” or USRPIs, or if we hold assets that would be treated as USRPIs but for certain exceptions applicable to RICs the fair market value of which equals or exceeds 50.0% of the sum of the fair market values of our USRPIs, interests in real property located outside the United States and other assets used or held for us in a trade or business. Such rules could result in U.S. tax withholding from certain distributions to foreign stockholders. Furthermore, such stockholders may be required to file a U.S. tax return and pay tax on such distributions—and, in certain cases, gain realized on a sale of shares—at regular U.S. federal income tax rates. We do not expect to invest in a significant percentage of USRPIs, so these special tax rules are not likely to apply.

After June 30, 2014, withholding at a rate of 30.0% will be required on dividends in respect of, and after December 31, 2016, withholding at a rate of 30.0% will be required on gross proceeds from the sale of shares of our common stock held by or through certain foreign financial institutions (including investment funds), unless such foreign financial institution enters into an agreement with the Secretary of the Treasury (unless alternative procedures apply pursuant to an applicable intergovernmental agreement between the United States and the relevant foreign government) to report, on an annual basis, information with respect to shares in, and accounts maintained by, the foreign financial institution to the extent such shares or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which our shares are held will affect the determination of whether such withholding is required. Similarly, after June 30, 2013, dividends in respect of, and after December 31, 2016, gross proceeds from the sale of, our shares held by an investor that is a non-financial non-U.S. entity will be subject to withholding at a rate of 30.0%, unless such entity either (i) certifies to us that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity's “substantial U.S. owners,” which we will in turn provide to the Secretary of the Treasury. Non-U.S. stockholders are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in our common stock.

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A Non-U.S. stockholder who is a nonresident alien individual may be subject to information reporting and backup withholding of U.S. federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding. Recently enacted legislation generally imposes a 30.0% withholding tax on payments of certain types of income to foreign financial institutions that fail to enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners). The types of income subject to the tax include U.S. source interest and dividends paid after December 31, 2013 and the gross proceeds from the sale of any property that could produce U.S.-source interest or dividends received after December 31, 2014. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30.0% withholding on payments to foreign entities that are not financial institutions unless the foreign entity certifies that it does not have a greater than 10.0% U.S. owner or provides the withholding agent with identifying information on each greater than 10.0% U.S. owner. When these provisions become effective, depending on the status of a Non-U.S. Holder and the status of the intermediaries through which they hold their shares, Non-U.S. Holders could be subject to this 30.0% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a Non-U.S. Holder might be eligible for refunds or credits of such taxes.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure To Obtain RIC Tax Treatment

If we were unable to obtain tax treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct dividends distributed to stockholders, nor would they be required to be made. Distributions would generally be taxable to our stockholders as dividend income to the extent of our current and accumulated earnings and profits (in the case of noncorporate U.S. stockholders, at a maximum rate applicable to qualified dividend income of 20.0%). Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain.

If we fail to meet the RIC requirements for more than two consecutive years and then seek to re-qualify as a RIC, we would be required to recognize gain to the extent of any unrealized appreciation in our assets unless we made a special election to pay corporate-level tax on any such unrealized appreciation during the succeeding 10-year period.

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in our stock may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process any by the IRS and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in our stock.

The discussion set forth herein does not constitute tax advice, and potential investors should consult their own tax advisors concerning the tax considerations relevant to their particular situation.

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REGULATION

We have elected to be regulated as a BDC under the 1940 Act. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their affiliates, principal underwriters and affiliates of those affiliates or underwriters. The 1940 Act requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities.

The 1940 Act defines “a majority of the outstanding voting securities” as the lesser of (i) 67.0% or more of the voting securities present at a meeting if the holders of more than 50.0% of our outstanding voting securities are present or represented by proxy or (ii) 50.0% of our voting securities.

We will generally not be able to issue and sell our common stock at a price below NAV per share. See “Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.” We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the then-current NAV of our common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In addition, we may generally issue new shares of our common stock at a price below NAV in rights offerings to existing stockholders, in payment of dividends and in certain other limited circumstances.

As a BDC, we will not be permitted to invest in any portfolio company in which our Adviser or any of its affiliates currently have an investment or to make any co-investments with our Adviser or any of its affiliates without an exemptive order from the SEC.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70.0% of the company’s total assets. The principal categories of qualifying assets relevant to our business are any of the following:

1.	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

a.	is organized under the laws of, and has its principal place of business in, the United States;

b.	is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

c.	satisfies any of the following:

i.	does not have any class of securities that is traded on a national securities exchange;

ii.	has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

iii.	is controlled by a business development company or a group of companies including a business development company and the business development company has an affiliated person who is a director of the eligible portfolio company; or

iv.	is a small and solvent company having total assets of not more than $4.0 million and capital and surplus of not less than $2.0 million.

2.	Securities of any eligible portfolio company that we control.

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3.	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

4.	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60.0% of the outstanding equity of the eligible portfolio company.

5.	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

6.	Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.

In addition, a business development company must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Managerial Assistance to Portfolio Companies

In order to count portfolio securities as qualifying assets for the purpose of the 70.0% test, we must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where we purchase such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary Investments

Pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70.0% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price that is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25.0% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the Diversification Tests in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our Adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Senior Securities

We are permitted, under specified conditions, to issue multiple classes of debt and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any senior securities remain outstanding, we must make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5.0% of the value of our total assets for temporary or emergency purposes without regard to asset coverage. For a discussion of the risks associated with leverage, See “Risk Factors — Risks Related to Business Development Companies — Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise additional capital or borrow for investment purposes, which may have a negative effect on our growth.”

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Code of Ethics

We have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. We have attached our code of ethics as an exhibit to the registration statement of which this prospectus is a part. You may also read and copy the code of ethics at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov.

Compliance Policies and Procedures

We and our Adviser will adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws, and our board of directors will be required to review these compliance policies and procedures annually to assess their adequacy and the effectiveness of their implementation. We have designated John H. Grady as our chief compliance officer. Currently, Mr. Grady also serves as chief compliance officer for our Adviser.

Proxy Voting Policies and Procedures

We anticipate delegating our proxy voting responsibility to our Adviser. The proxy voting policies and procedures that we anticipate that our Adviser will follow are set forth below. The guidelines will be reviewed periodically by our Adviser and our non-interested directors, and, accordingly, are subject to change.

Introduction

As an investment adviser registered under the Advisers Act, our Adviser has a fiduciary duty to act solely in the best interests of its clients. As part of this duty, it recognizes that it must vote client securities in a timely manner free of conflicts of interest and in the best interests of its clients.

These policies and procedures for voting proxies for the investment advisory clients of our Adviser are intended to comply with Section 206 of, and Rule 206(4)-6 under, the Advisers Act.

Proxy Policies

Our Adviser will vote proxies relating to our securities in the best interest of its clients’ stockholders. It will review on a case-by-case basis each proposal submitted for a stockholder vote to determine its impact on the portfolio securities held by its clients. Although our Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.

The proxy voting decisions of our Adviser are made by the senior officers who are responsible for monitoring each of its clients’ investments. To ensure that its vote is not the product of a conflict of interest, it will require that: (a) anyone involved in the decision-making process disclose to its chief compliance officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (b) employees involved in the decision making process or vote administration are prohibited from revealing how our Adviser intends to vote on a proposal in order to reduce any attempted influence from interested parties.

Proxy Voting Records

You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: BDCA Senior Capital, Inc., Attn: Chief Financial Officer, 405 Park Avenue, 3rd Floor New York, New York 10022.

Other

We will be subject to periodic examination by the SEC for compliance with the 1940 Act.

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We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

Exchange Act and Sarbanes-Oxley Act Compliance

We will be subject to the reporting and disclosure requirements of the Exchange Act, including the filing of quarterly, annual and current reports, proxy statements and other required items. In addition, we will be subject to the Sarbanes-Oxley Act, which imposes a wide variety of regulatory requirements on publicly-held companies and their insiders. Many of these requirements will affect us. For example:

•	pursuant to Rule 13a-14 of the Exchange Act, our chief executive officer and chief financial officer will be required to certify the accuracy of the financial statements contained in our periodic reports;

•	pursuant to Item 307 of Regulation S-K, our periodic reports will be required to disclose our conclusions about the effectiveness of our disclosure controls and procedures; and

•	pursuant to Rule 13a-15 of the Exchange Act, our management will be required to prepare a report regarding its assessment of our internal control over financial reporting. This report must be audited by our independent registered public accounting firm.

The Sarbanes-Oxley Act requires us to review our current policies and procedures to determine whether we comply with the Sarbanes-Oxley Act and the regulations promulgated thereunder. We intend to monitor our compliance with all regulations that are adopted under the Sarbanes-Oxley Act and will take actions necessary to ensure that we are in compliance therewith.

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PLAN OF DISTRIBUTION

General

We are offering a maximum of 300,000,000 shares of our common stock to the public at an initial offering price of $10.00 per share, except as provided below, through Realty Capital Securities, the dealer manager. The shares are being offered on a “best efforts” basis, which means generally that the dealer manager is required to use only its best efforts to sell the shares and it has no firm commitment or obligation to purchase any of the shares. The offering of shares of our common stock will terminate on or before [__], 2016, which is two years after the effective date of this offering, unless we elect to extend it to a date no later than [__], 2017. This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

After meeting the minimum offering requirement and holding our initial closing, we will then sell our shares on a continuous basis at a price of $10.00; however, if our NAV per share, or NAV, increases, we intend to supplement this prospectus and sell our shares at a higher price as necessary to ensure that the shares are not sold at a price which, after deduction of selling commissions and dealer manager fees, is below our NAV. As a result of regulatory requirements, we will not sell our shares at a public offering price in which our NAV exceeds 90.0% of the public offering price. Additionally, in each [weekly closing], we have elected to review our NAV and intend to ensure that our NAV will not fall below 87.0% or exceed 88.5% of our public offering price. Therefore, persons who tender subscriptions for shares of our common stock in this offering must submit subscriptions for a fixed dollar amount, rather than a number of shares of common stock and, as a result, may receive fractional shares of our common stock. Promptly following any such adjustment to the offering price per share, we will file a prospectus supplement with the SEC disclosing the adjusted offering price, and we will also post the updated information on our website at www.BDCASeniorCapital.com.

Although we will offer shares of our common stock on a continuous basis, we expect to accept subscriptions at [weekly closings] in which we admit new stockholders. Shares pursuant to our distribution reinvestment plan will be issued on the same date that we hold our first closing of the month.

About the Dealer Manager

We have engaged Realty Capital Securities, LLC as our dealer manager. Realty Capital Securities, LLC is a member firm of the Financial Industry Regulatory Authority, or FINRA. Realty Capital Securities, LLC was organized on August 29, 2007 for the purpose of participating in and facilitating the distribution of securities of real estate programs sponsored by AR Capital, its affiliates and its predecessors. Realty Capital Securities, LLC is indirectly owned by AR Capital. Realty Capital Securities, LLC is the dealer manager or is named in the registration statement as dealer manager in 11 offerings, including this offering, which are each sponsored by AR Capital or its affiliates, that are either effective or in registration.

Compensation of Dealer Manager and Selected Broker-Dealers

Except as provided below, the dealer manager will receive selling commissions of 7.0% of the gross proceeds of shares sold in the offering. The dealer manager will also receive a dealer manager fee of 3.0% of the gross offering proceeds as compensation for acting as the dealer manager. In addition, we may reimburse our dealer manager for due diligence expenses included in detailed and itemized invoices.

We expect the dealer manager to authorize other broker-dealers that are members of FINRA, or selected broker-dealers, to sell our shares. The selected broker-dealers participating in the offering of shares of our common stock are not obligated to obtain any subscriptions on our behalf, and we cannot assure you that any shares of common stock will be sold. The dealer manager may reallow all of its selling commissions attributable to a selected broker-dealer. Alternatively, a selected broker-dealer may elect to receive a fee equal to 7.5% of gross proceeds from the sale of shares by such selected broker-dealer, with 2.5% thereof paid at the time of such sale and 1.0% thereof paid on each anniversary of the closing of such sale up to and including the fifth anniversary of the closing of such sale, in which event, a portion of the dealer manager fee will be reallowed such that the combined selling commission and

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dealer manager fee do not exceed 10.0% of gross proceeds of the offering. If the selected broker-dealer receives a 7.5% sales commission, then the dealer manager will receive a 2.5% dealer manager fee.

The dealer manager, in its sole discretion, may reallow to any selected broker-dealer a portion of its dealer manager fee for reimbursement of marketing expenses. The amount of the reallowance will be based on such factors as the number of shares sold by the selected broker-dealer, the assistance of the broker-dealer in marketing the offering and due diligence expenses incurred. The maximum aggregate amount of the reallowances of the dealer manager fee will be 1.5% of the gross proceeds from shares sold in the offering.

We will not pay selling commissions or dealer manager fees on shares sold under our distribution reinvestment plan. The amount that would have been paid as selling commissions and dealer-manager fees if the shares sold under our distribution reinvestment plan had been sold pursuant to this public offering of shares will be retained and used by us. Therefore, the net proceeds to us for sales under our distribution reinvestment plan will be greater than the net proceeds to us for sales pursuant to this prospectus.

Under the rules of FINRA, the maximum compensation payable to members of FINRA participating in this offering may not exceed 10.0% of our gross offering proceeds. We will reimburse the dealer manager and any selected broker-dealer for reasonable bona fide due diligence expenses incurred by the dealer manager or any selected broker-dealer which are supported by a detailed and itemized invoice. These due diligence reimbursements are not considered part of the 10.0% underwriting compensation under FINRA Rule 2310(b)(4)(B)(vii), so long as they are included in a detailed and itemized invoice, although they are considered an organization and offering expense and cannot exceed 15.0% of the offering proceeds.

We have agreed to indemnify the dealer manager, the selected broker-dealers and selected registered investment advisors, against certain liabilities arising under the Securities Act and liabilities arising from breaches of our representations and warranties contained in the dealer manager agreement. However, the SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and is unenforceable. The selected broker-dealers are not obligated to obtain any subscriptions on our behalf.

We or our affiliates also may provide permissible forms of non-cash compensation to registered representatives of our dealer manager and the selected broker-dealers, such as golf shirts, fruit baskets, cakes, chocolates, a bottle of wine or tickets to a sporting event. In no event shall such items exceed an aggregate value of $100 per annum per participating salesperson, or be pre-conditioned on achievement of a sales target. The value of such items will be considered underwriting compensation in connection with this offering.

It is illegal for us to pay or award any commissions or other compensation to any person engaged by you for investment advice as an inducement to such adviser to advise you to purchase our common stock; however, nothing herein will prohibit a registered broker-dealer or other properly licensed person from earning a sales commission in connection with a sale of the common stock.

Shares Purchased by Affiliates and other Special Sales

Our executive officers and directors and their immediate family members, as well as officers and employees of our Adviser and its affiliates and their immediate family members (including spouses, parents, grandparents, children and siblings) and other individuals designated by management, and, if approved by our board of directors, joint venture partners, consultants and other service providers, may purchase shares of our common stock in this offering and may be charged a reduced rate for certain fees and expenses in respect of such purchases. We expect that a limited number of shares of our common stock will be sold to individuals designated by management, net of all selling commissions and dealer manager fees, shortly after the commencement of the offering. However, there is no limit on the number of shares of our common stock that may be sold to such persons. Our Adviser and its affiliates will be expected to hold their shares of our common stock purchased as stockholders for investment and not with a view towards distribution. Shares of our common stock purchased by our executive officers and directors, our Adviser and by officers, employees or other affiliates of our Adviser will count toward the minimum offering requirement.

In addition, we will not pay any selling commissions in connection with the sale of shares to investors whose contracts for investment advisory and related brokerage services include a fixed or “wrap” fee feature. Investors may

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agree with their selected broker-dealer to reduce the amount of selling commissions payable with respect to the sale of their shares down to zero (i) if the investor has engaged the services of a registered investment adviser or other financial adviser who will be paid compensation for investment advisory services or other financial or investment advice or (ii) if the investor is investing through a bank trust account with respect to which the investor has delegated the decision-making authority for investments made through the account to a bank trust department. The net proceeds to us will not be affected by reducing the commissions payable in connection with such transactions. Neither our dealer manager nor its affiliates will directly or indirectly compensate any person engaged as an investment adviser or a bank trust department by a potential investor as an inducement for such investment adviser or bank trust department to advise favorably for an investment in our shares.

Volume Discounts

We will offer a reduced share purchase price to “single purchasers” on orders of more than $500,000 and selling commissions paid to Realty Capital Securities, LLC and selected broker-dealers will be reduced by the amount of the share purchase price discount. The per share purchase price will apply to the specific range of each share purchased in the total volume ranges set forth in the table below. The reduced purchase price will not affect the amount we receive for investment.

For a “Single Purchaser”	Purchase Price per Share in Volume Discount Range(1)	Selling Commission per Share in Volume Discount Range

$1,000 – $500,000	$10.00	$0.70

500,001 – 1,000,000	9.90	0.60

1,000,001 – 5,000,000+	9.55	0.25

___________

(1) Assumes a $10.00 per share offering price. Discounts will be adjusted appropriately for changes in the offering price.

Any reduction in the amount of the selling commissions in respect of volume discounts received will be credited to the investor in the form of additional shares. Fractional shares will be issued.

As an example, a single purchaser would receive 100,505.05 shares rather than 100,000 shares for an investment of $1,000,000 and the selling commission would be $65,303.03. The discount would be calculated as follows: The purchaser would acquire 50,000 shares at a cost of $10.00 and 50,505.05 at a cost of $9.90 per share and would pay commissions of $0.70 per share for 50,000 shares and $0.60 per share for 50,505.05 shares.

Subscriptions may be combined for the purpose of determining the volume discounts in the case of subscriptions made by any “purchaser,” as that term is defined below, provided all such shares are purchased through the same broker-dealer. The volume discount shall be prorated among the separate subscribers considered to be a single “purchaser.” Any request to combine more than one subscription must be made in writing submitted simultaneously with your subscription for shares, and must set forth the basis for such request. Any such request will be subject to verification by the dealer manager that all of such subscriptions were made by a single “purchaser.”

For the purposes of such volume discounts, the term “purchaser” includes:

•	an individual, his or her spouse and their children under the age of 21 who purchase the shares for his, her or their own accounts;

•	a corporation, partnership, association, joint-stock company, trust fund or any organized group of persons, whether incorporated or not;

•	an employees’ trust, pension, profit sharing or other employee benefit plan qualified under Section 401(a) of the Code;

•	all commingled trust funds maintained by a given bank; and

•	any person or entity, or persons or entities, acquiring shares that are clients of and are advised by a single investment adviser registered under the Advisers Act.

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If a single purchaser described in the categories above wishes to have its orders so combined, that purchaser will be required to request the treatment in writing, which request must set forth the basis for the discount and identify the orders to be combined. Any request will be subject to our verification that all of the orders were made by a single purchaser.

Orders also may be combined for the purpose of determining the commissions payable in the case of orders by any purchaser described in any category above who, within 90 days of its initial purchase of shares, orders additional shares. In this event, the commission payable with respect to the subsequent purchase of shares will equal the commission per share which would have been payable in accordance with the commission schedule set forth above if all purchases had been made simultaneously. Purchases subsequent to this 90-day period will not qualify to be combined for a volume discount as described herein.

Notwithstanding the above, our dealer manager may, at its sole discretion, enter into an agreement with a selected broker-dealer, whereby such selected broker-dealer may aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions and marketing support fees to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from such selected broker-dealer. Additionally, our dealer manager may, at its sole discretion, aggregate subscriptions as part of a combined order for the purpose of offering investors reduced aggregate selling commissions and marketing support fees to as low as 1.0%, provided that any such aggregate group of subscriptions must be received from our dealer manager. Any reduction in selling commissions and marketing support fees would be prorated among the separate subscribers.

In order to encourage purchases of shares of our common stock in excess of $5,000,000 in shares, our dealer manager may, in its sole discretion, agree with a purchaser to reduce the selling commission and the dealer manager fee. However, in no event will the net proceeds to us be affected by such fee reductions. For the purposes of such purchases in excess of $5,000,000 in shares, the term “purchaser” has the same meaning as defined above with respect to volume discount purchases.

Subscription Process

To purchase shares in this offering, you must complete and sign a subscription agreement (in the form attached to this prospectus as Appendix A) for a specific dollar amount equal to or greater than $2,500 and pay such amount at the time of subscription. Until such time as we have raised the minimum offering amount, you should make your check payable to “[__], Escrow Agent for BDCA Senior Capital, Inc.” Once we meet the minimum offering requirement, you should make your check payable to “BDCA Senior Capital, Inc.” You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely.

By executing the subscription agreement, you will attest, among other things, that you:

•	have received the final prospectus;

•	agree to be bound by the terms of our charter;

•	meet the suitability requirements described in this prospectus;

•	are purchasing the shares for your own account;

•	acknowledge that there is no public market for our shares; and

•	are in compliance with the USA PATRIOT Act and are not on any governmental authority watch list.

We include these representations in our subscription agreement in order to prevent persons who do not meet our suitability standards or other investment qualifications from subscribing to purchase our shares.

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. We may not accept a subscription for shares until at least five business days after the date you receive the final prospectus. Subject to compliance with Rule 15c2-4 of the Exchange Act, our dealer manager or the selected broker-dealer will promptly submit a subscriber’s check on the business day following receipt of the subscriber’s subscription documents and check. In certain circumstances where the suitability review procedures are more lengthy than customary, a subscriber’s check will be promptly deposited in compliance with Exchange Act

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Rule 15c2-4. The proceeds from your subscription will be deposited in a segregated escrow account and will be held in trust for your benefit, pending our acceptance of your subscription.

Within 30 days of our receipt of each completed subscription agreement, we will accept or reject the subscription. If we accept the subscription, we will mail a confirmation of your purchase. If for any reason we reject the subscription, we will promptly return the check and the subscription agreement, without interest (unless we reject your subscription because we fail to achieve the minimum offering) or deduction, within ten business days after rejecting it.

Minimum Offering Requirement

Subscription proceeds will be placed in escrow until such time as subscriptions aggregating at least $2.0 million worth of shares of our common stock have been received and accepted by us, including shares purchased by our Adviser and its affiliates. Funds in escrow will be invested in short-term investments, which may include obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds) that can be readily sold, with appropriate safety of principal. Subscribers may not withdraw funds from the escrow account.

If subscriptions for at least the minimum offering requirement have not been received and accepted by [__], 2015 which is one year after the effective date of this offering, our escrow agent will promptly so notify us, this offering will be terminated and your funds and subscription agreement will be returned to you within ten days after the date of such termination. Interest will accrue on funds in the escrow account as applicable to the short-term investments in which such funds are invested.

Supplemental Sales Material

In addition to this prospectus, we intend to use supplemental sales material in connection with the offering of our shares, although only when accompanied by or preceded by the delivery of the prospectus, as supplemented. We will file all supplemental sales material with the SEC prior to distributing such material. The supplemental sales material does not contain all of the information material to an investment decision and should only be reviewed after reading the prospectus. The sales material expected to be used in permitted jurisdictions includes:

•	investor sales promotion brochures;

•	cover letters transmitting the prospectus;

•	brochures containing a summary description of the offering;

•	fact sheets describing the general nature of BDCA Senior Capital, Inc. and our investment objective;

•	asset flyers describing our recent investments;

•	broker updates;

•	online investor presentations;

•	third-party article reprints;

•	website material;

•	electronic media presentations; and

•	client seminars and seminar advertisements and invitations.

All of the foregoing material will be prepared by our Adviser or its affiliates with the exception of the third-party article reprints, if any. In certain jurisdictions, some or all of such sales material may not be available. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.

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We are offering shares in this offering only by means of this prospectus. Although the information contained in our supplemental sales materials will not conflict with any of the information contained in the prospectus, as supplemented, the supplemental materials do not purport to be complete and should not be considered a part of or as incorporated by reference in the prospectus, or the registration statement of which the prospectus is a part.

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LIQUIDITY STRATEGY

We intend to explore a potential liquidity event for our stockholders between five and seven years following the completion of our offering stage. However, we may determine to explore or complete a liquidity event sooner than between five and seven years following the completion of our offering stage. We will view our offering stage as complete as of the termination date of our most recent public equity offering, if we have not conducted a public offering in any continuous two-year period. We may determine not to pursue a liquidity event if we believe that then-current market conditions are not favorable for a liquidity event, and that such conditions will improve in the future. A liquidity event could include (1) the sale of all or substantially all of our assets either on a complete portfolio basis or individually followed by a liquidation, (2) a listing of our shares on a national securities exchange, or (3) a merger or another transaction approved by our board of directors in which our stockholders will receive cash or shares of a publicly traded company. We refer to the above scenarios as “liquidity events.” While our intention is to seek to explore a potential liquidity event between five and seven years following the completion of our offering stage, there can be no assurance that a suitable transaction will be available or that market conditions for a liquidity event will be favorable during that timeframe. In making a determination of what type of liquidity event is in our best interest, our board of directors, including our independent directors, may consider a variety of criteria, including, but not limited to, portfolio diversification, portfolio performance, our financial condition, potential access to capital as a listed company, market conditions for the sale of our assets or listing of our securities, internal management considerations and the potential for stockholder liquidity. If we determine to pursue a listing of our securities on a national securities exchange in the future, at that time we may consider either an internal or an external management structure.

Prior to the completion of a liquidity event, our share repurchase program may provide a limited opportunity for you to have your shares of common stock repurchased, subject to certain restrictions and limitations, at a price which may reflect a discount from the purchase price you paid for the shares being repurchased. See “Share Repurchase Program” for a detailed description of our share repurchase program.

FINRA Rule 2310(b)(3)(D) requires that we disclose the liquidity of prior public programs sponsored by AR Capital, our sponsor. In addition to us, the American Realty Capital group of companies has sponsored the following 17 other public programs, ARCT, ARCT III, NYRT, ARC HT, ARC RCA, PE-ARC, ARC DNAV, ARCP, ARC Global, ARCT IV, ARC HT II, ARC RFT, ARCT V, PE-ARC II, ARC HOST, AEP and BDCA. Although the prospectus for each of these public programs states a date or time period by which it may be liquidated, the above offerings are in their offering and acquisition stages, except ARCT, ARCT III, ARCT IV, ARC HT and NYRT.

ARCT listed on the NASDAQ Global Select Market on March 1, 2012 and, on September 6, 2012, ARCT entered into an Agreement and Plan of Merger with Realty Income Corporation, a Maryland corporation and its subsidiary, which was subsequently amended on January 6, 2013. The merger was approved by both companies’ boards of directors and was subsequently approved by both companies’ stockholders on January 16, 2013. The merger closed on January 22, 2013, pursuant to which ARCT merged with and into a subsidiary of Realty Income Corporation, and trading of ARCT’s shares was suspended at market close on that date. On December 14, 2012, ARCT III and ARCP entered into an Agreement and Plan of Merger under which ARCP acquired all of the outstanding shares of ARCT III. The merger was approved by the independent members of both companies’ boards of directors and was subsequently approved by both companies’ stockholders on February 26, 2013. On February 26, 2013, ARCP stockholders approved the issuance of common stock in connection with the merger and ARCT III stockholders approved the merger. The merger closed on February 28, 2013, pursuant to which ARCT III merged with and into a subsidiary of ARCP. On March 1, 2013, in connection with the merger, ARCT III stockholders received their respective cash or stock consideration from ARCP, as elected, pursuant to terms of the Agreement and Plan of Merger on March 1, 2013. On July 1, 2013, ARCT IV and ARCP entered into an Agreement and Plan of Merger under which ARCP subsequently acquired all of the outstanding shares of ARCT IV. The merger was approved by both companies’ boards of directors and was subsequently approved by ARCT IV's stockholders on January 3, 2014. The merger closed on January 3, 2014, pursuant to which ARCT IV merged with and into a subsidiary of ARCP. On January 3, 2014, in connection with the merger, ARCT IV stockholders received their respective cash or stock consideration from ARCP, as elected, pursuant to terms of the Agreement and Plan of Merger on January 3, 2014.

On April 7, 2014, ARC HT listed its common stock on the NASDAQ Global Select Market under the symbol “HCT,” or the HCT Listing. In connection with the HCT Listing, HCT commenced a tender offer to purchase up to

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13,636,364 shares of its common stock at a purchase price of $11.00 per share for an aggregate cost of approximately $150.0 million, excluding fees and expenses relating to the tender offer. On April 10, 2014, the closing price per share of common stock of ARC HT was $10.37.

On April 15, 2014, NYRT listed its common stock on the NYSE under the symbol “NYRT,” or the NYRT Listing. In connection with the NYRT Listing, NYRT commenced a tender offer to purchase up to 23,255,814 shares of its common stock at a purchase price of $10.75 per share for an aggregate cost of approximately $250.0 million, excluding fees and expenses relating to the tender offer. On April 22, 2014, the closing price per share of common stock of NYRT was $10.59.

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SHARE REPURCHASE PROGRAM

We do not currently intend to list our securities on any securities exchange and do not expect a public market for them to develop in the foreseeable future. Therefore, stockholders should not expect to be able to sell their shares promptly or at a desired price. No stockholder will have the right to require us to repurchase his or her shares or any portion thereof. Because no public market will exist for our shares, and none is expected to develop, stockholders will not be able to liquidate their investment prior to our liquidation or other liquidity event, other than through our share repurchase program, or, in limited circumstances, as a result of transfers of shares to other eligible investors.

To provide our stockholders with limited liquidity, beginning 12 months after meeting our minimum offering requirement, and on a quarterly basis thereafter, we intend to conduct quarterly tender offers pursuant to our share repurchase program. We will offer to repurchase shares on such terms as may be determined by our board of directors in its complete and absolute discretion unless, in the judgment of the independent directors of our board of directors, such repurchases would not be in our best interests or would violate applicable law. Under the share repurchase program, shares are not eligible for repurchase for the first year after purchase except upon death or qualifying disability of a stockholder. Under the MGCL, a Maryland corporation generally may not make a distribution to stockholders, including pursuant to our share repurchase program, if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness in the ordinary course or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the charter provides otherwise, preferential amounts payable on dissolution with respect to senior stock. We anticipate conducting such repurchase offers in accordance with the requirements of Rule 13e-4 of the Exchange Act and the 1940 Act.

The board also will consider the following factors, among others, in making its determination regarding whether to cause us to offer to repurchase shares and under what terms:

•	the effect of such repurchases on our qualification as a RIC (including the consequences of any necessary asset sales);

•	the liquidity of our assets (including fees and costs associated with disposing of assets);

•	our investment plans and working capital requirements;

•	the relative economies of scale with respect to our size;

•	our history in repurchasing shares or portions thereof; and

•	the condition of the securities markets.

We currently intend to limit the number of shares that we offer to be repurchased during any calendar year to the number of shares we can repurchase with the proceeds we receive from the sale of shares of our common stock under our distribution reinvestment plan. At the discretion of our board of directors, we may also use cash on hand, cash available from borrowings and cash from liquidation of securities investments as of the end of the applicable period to repurchase shares. In addition, we do not expect to offer to repurchase shares in any calendar year in excess of 25.0% of the weighted average number of shares outstanding in the prior calendar year. We will offer to repurchase such shares on each date of repurchase at 90.0% of the public offering price at the date of repurchase. If you wish to tender your shares to be repurchased, you must either tender at least 25.0% of the shares you purchased in the offering or all of the shares that you own. If you choose to tender only a portion of your shares, you must maintain a minimum balance of $1,000 worth of shares of common stock following a tender of shares for repurchase. If the amount of repurchase requests exceeds the number of shares we seek to repurchase, we will repurchase shares on a pro-rata basis. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you may not be able to dispose of your shares. Any periodic repurchase offers will be subject in part to our available cash and compliance with the 1940 Act.

The board of directors will require that we repurchase shares or portions thereof from you pursuant to written tenders only on terms they determine to be fair to us and to all of our stockholders. Repurchases of your shares by us

120

will be paid in cash. Repurchases will be effective after receipt and acceptance by us of all eligible written tenders of shares from our stockholders.

When the board of directors determines that we will offer to repurchase shares or fractions thereof, tender offer materials will be provided to you describing the terms thereof, and containing information you should consider in deciding whether and how to participate in such repurchase opportunity.

Any tender offer presented to our stockholders will remain open for a minimum of 20 business days following the commencement of the tender offer. In the materials that we will send to our stockholders, we will include the date that the tender offer will expire. All tenders for repurchase requests must be received prior to the expiration of the tender offer in order to be valid. If there are any material revisions to the tender offer materials (not including the price at which shares may be tendered) sent to our stockholders, we will send revised materials reflecting such changes and will extend the tender offer period by a minimum of an additional five business days. If the price at which shares may be tendered is changed, we will extend the tender offer period by a minimum of an additional ten business days.

In order to submit shares to be tendered, stockholders will be required to complete a letter of transmittal, which will be included in the materials sent to our stockholders, as well as any other documents required by the letter of transmittal. At any time prior to the expiration of the tender offer, stockholders may withdraw their tenders by submitting a notice of withdrawal to us. If shares have not been accepted for payment by us, tenders may be withdrawn any time prior to 40 business days following the expiration of the tender offer.

We will not repurchase shares, or fractions thereof, if such repurchase will cause us to be in violation of the securities or other laws of the United States, Maryland or any other relevant jurisdiction.

In the event that our Adviser or any of its affiliates holds shares in the capacity of a stockholder, any such affiliates may tender shares for repurchase in connection with any repurchase offer we make on the same basis as any other stockholder, except for the initial capital contribution of our Adviser. Our Adviser will not tender its shares for repurchase as long as our Adviser remains our investment adviser.

DEATH AND DISABILITY REPURCHASES

In addition to repurchases pursuant to the share repurchase program, we also will repurchase shares from a stockholder in the event of the stockholder’s death or disability. The repurchase price for repurchases in connection with a stockholder’s death or qualifying disability will be 100% of the purchase price paid to acquire the shares from us, and the one-year holding period will not apply to repurchases in connection with a stockholder’s death or qualifying disability. However, if the purchase price paid by a deceased or disabled stockholder exceeds the public offering price at the time of such repurchase, the repurchase price for the shares will be in accordance with the terms of the share repurchase program. See “Share Repurchase Program.”

Transfer on Death Designation

You have the option of placing a transfer on death, or TOD, designation on your shares purchased in this offering. A TOD designation transfers ownership of your shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right of survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return the transfer on death form available upon request to us in order to effect the designation.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR

Our securities are held under a custody agreement with [__], whose address is [__]. DST Systems, Inc. acts as our transfer agent, Plan Administrator, distribution paying agent and registrar. The principal business address of DST Systems, Inc. is 430 W. 7th Street, Kansas City, MO 64105, telephone number: 866-771-2088.

121

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we intend to generally acquire and dispose of our investments in privately negotiated transactions, we expect to infrequently use brokers in the normal course of our business. Subject to policies established by our board of directors, our Adviser shall be primarily responsible for the execution of the publicly-traded securities portion of our portfolio transactions and the allocation of brokerage commissions. Our Adviser does not execute transactions through any particular broker or dealer, but seeks to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser will generally seek reasonably competitive trade execution costs, it will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

LEGAL MATTERS

Certain legal matters regarding the shares of common stock offered hereby have been passed upon for us by Alston & Bird LLP, Atlanta, Georgia, and certain matters with respect to Maryland law will be passed upon by Venable LLP.

EXPERTS

The financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon authority of said firm as experts in accounting and auditing in giving said report.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

We will file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement and related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of BDCA Senior Capital, Inc. and its affiliated companies. This notice supersedes any other privacy notice you may have received from BDCA Senior Capital, Inc.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

122

•	Authorized Employees of our Adviser. It is our policy that only authorized employees of our Adviser who need to know your personal information will have access to it.

•	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as record keeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

•	Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

123

BDCA SENIOR CAPITAL, INC.

INDEX TO THE FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Audited Financial Statements:
Statement of Assets and Liabilities as of May 20, 2014	F-3
Statement of Operations for the Period from April 17, 2014 (date of inception) to May 20, 2014	F-4
Notes to Financial Statements	F-5

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders

BDCA Senior Capital, Inc.

We have audited the accompanying statement of assets and liabilities of BDCA Senior Capital, Inc. (a Maryland corporation in the developmental stage) (the “Company”) as of May 20, 2014, and the related statement of operations for the period from April 17, 2014 (date of inception) through May 20, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of BDCA Senior Capital, Inc. (a Maryland corporation in the developmental stage) as of May 20, 2014, and the results of its operations for the period from April 17, 2014 (date of inception) through May 20, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

May 23, 2014

F-2

BDCA SENIOR CAPITAL, INC.
(A Maryland Corporation in the Developmental Stage)

Statement of Assets and Liabilities

May 20, 2014

ASSETS
Cash	$717,750

Deferred offering costs	161,005

Total assets	$878,755

LIABILITIES

Due to affiliate	$517,750

Payable related to initial seed capital	200,000

Accrued expenses	198,648

Total liabilities	$916,398

Commitments & Contingencies (Note 4)

NET ASSETS

Accumulated deficit during the development stage	$(37,643)

Total net assets	(37,643)

Total liabilities and net assets	$878,755

The accompanying notes are an integral part of this statement.

F-3

BDCA SENIOR CAPITAL, INC.
(A Maryland Corporation in the Developmental Stage)

Statement of Operations

For the Period from April 17, 2014 (date of inception) to May 20, 2014

Revenues	$-
Expenses:
Organization costs	37,643
Total expenses	37,643
Net loss	$(37,643)

The accompanying notes are an integral part of this statement.

F-4

BDCA SENIOR CAPITAL, INC.

(A Maryland Corporation in the Developmental Stage)

NOTES TO THE FINANCIAL STATEMENTS

Note 1 — Organization and Proposed Business Operations

BDCA Senior Capital, Inc. (“the Company”), incorporated in Maryland on April 17, 2014, is a newly organized specialty finance company. The Company intends to offer for sale a maximum of 300,000,000 shares of common stock at an initial price of $10.00 per share, on a “best efforts” basis pursuant to a registration statement on Form N-2 filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Offering”).

The Company was formed to make debt investments in first lien, floating rate loans and, to a lesser extent, second lien, floating rate loans of U.S. companies with large principal amounts that are broadly syndicated and have an active secondary trading market. Upon commencement of this offering, the Company will be an externally managed, non-diversified closed-end investment company that has elected to be treated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). The Company will therefore be required to comply with certain regulatory requirements. The Company intends to elect to be taxed for U.S. federal income tax purposes, and to qualify annually thereafter, as a regulated investment company (“RIC”), under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”). The Company is sponsored by AR Capital, LLC (the “Sponsor”) and intends to be managed by BDCA Adviser, LLC (the “Adviser”), an entity wholly owned by the Sponsor. The Adviser intends to oversee the management of the Company’s activities and intends to be responsible for making investment decisions for its portfolio.

On May 19, 2014, the Sponsor contributed $200,000 of initial seed capital to the Company in order to purchase shares of the Company once sufficient funds are raised to break escrow on its initial public offering.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Development Stage Entity

The Company is a development stage entity and complies with the reporting requirements of development stage enterprises. Pursuant to the terms of the Offering, the Company must receive minimum offering proceeds of $2.0 million to break escrow and commence operations. As of May 20, 2014, the Company had not reached such threshold. The Company continues to devote substantially all of its efforts to establishing the business.

F-5

BDCA SENIOR CAPITAL, INC.

(A Maryland Corporation in the Developmental Stage)

NOTES TO THE FINANCIAL STATEMENTS

Cash

Cash includes cash in bank accounts. The Company deposits cash with high quality financial institutions. These deposits are guaranteed by the Federal Deposit Insurance Company up to an insurance limit.

Organization and Offering Costs

The Company has incurred organizational, accounting and offering costs in connection with the Offering. The offering and other organization costs, which are being advanced by the Sponsor, are not expected to be paid before the commencement of the Offering and will be paid or reimbursed by the Company from proceeds of the Offering. It is the Company’s plan to complete the Offering; however, there can be no assurance that the Company’s plans to raise capital will be successful.

Organization costs – Organization costs include accounting, legal, regulatory fees and the costs of incorporation. These costs are expensed as incurred. As of May 20, 2014, the Company has incurred organization costs of $37,643.

Offering costs – Offering costs include expenses incurred in connection with the registering and selling of shares of the Company’s common stock in connection with the Offering. These costs may include professional fees and fees paid to various regulatory agencies. Prior to the commencement of the Offering, these costs are capitalized as deferred offering costs on the statement of assets and liabilities. The deferred offering costs will be charged to net assets upon the commencement of the Offering or to expense if the Offering is not completed. As of May 20, 2014, the Company had incurred offering costs of $161,005 which are included in deferred offering costs on the accompanying statement of assets and liabilities.

Distributions

The Company intends to authorize and declare distributions quarterly and pay distributions on a monthly basis beginning no later than the first calendar quarter after the month in which the minimum offering requirement is met. The Company has also adopted an “opt in” distribution reinvestment plan for its common stockholders. As a result, if the Company makes a distribution, then stockholders will receive distributions in cash unless they specifically “opt in” to the distribution reinvestment plan so as to have their cash distributions reinvested in additional shares of the Company’s common stock.

Income Taxes

The Company intends to elect to be treated for federal income tax purposes, and intends to qualify thereafter, as a RIC under Subchapter M of the Code. Generally, a RIC is exempt from federal income taxes if it distributes to stockholders at least 90% of ‘‘Investment Company Taxable Income,’’ as defined in the Code, each year. Distributions paid up to one year after the current tax year can be carried back to the prior tax year for determining the distributions paid in such tax year. The Company intends to make sufficient distributions to maintain its RIC status each year. The Company is also subject to nondeductible federal excise taxes if it does not distribute at least 98% of net ordinary income each calendar year, 98.2% of capital gain net income for the one year period ending on October 31 of such calendar year, if any, and any recognized and undistributed income from prior years for which it paid no federal income taxes.

Functional Currency

The functional currency of the Company is the U.S. Dollar.

Recent Accounting Standards Updates

Management does not believe any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the accompanying financial statements.

F-6

BDCA SENIOR CAPITAL, INC.

(A Maryland Corporation in the Developmental Stage)

NOTES TO THE FINANCIAL STATEMENTS

Note 3 — Related Party Transactions and Arrangements

The Adviser and its affiliates will receive compensation and reimbursement for services relating to this Offering and the investment and management of its assets.

Advisory Fees

The Company intends to enter into an investment advisory agreement with its Adviser, in which the Company will pay the Adviser a fee for investment advisory and management services consisting of two components — a management fee and an incentive fee.

Management Fee – The management fee is calculated at an annual rate of 1.0% of average gross assets. The management fee is payable quarterly in arrears, and is calculated based on the average value of gross assets at the end of the two most recently completed calendar quarters. All or any part of the management fee not taken as to any quarter shall be deferred without interest and may be taken in such other quarter as the Adviser will determine. The management fee for any partial month or quarter will be appropriately pro-rated.

Incentive Fee – The incentive fee consists of two parts. The first part, referred to as the subordinated incentive fee on income, is calculated and payable quarterly in arrears based on 15% of the Company’s “pre-incentive fee net investment income” for the immediately preceding quarter. The payment of the subordinated incentive fee on income is subject to payment of a preferred return to investors each quarter, expressed as a quarterly rate of return on adjusted capital at the beginning of the most recently completed calendar quarter, of 1.5% (6.0% annualized), subject to a “catch up” feature and total return requirement.

The second part of the incentive fee, referred to as the incentive fee on capital gains during operations, is an incentive fee on capital gains earned on liquidated investments from the portfolio during operations prior to the Company’s liquidation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the investment advisory agreement). This fee equals 15.0% of the Company’s incentive fee capital gains, which equals the Company’s realized capital gains on a cumulative basis from inception, calculated as of the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fees.

Expense Support Agreement

We intend to enter into an expense support agreement with the Adviser, whereby the Adviser may pay expense support payments for any period beginning on the commencement date of this offering until the Company and the Adviser mutually agree otherwise.

Other Affiliates

The Company plans to engage Realty Capital Securities, LLC, an affiliate of the Sponsor, as the dealer manager and will pay fees to such entity pursuant to the dealer manager agreement. Under the terms of the pending dealer manager agreement, Realty Capital Securities, LLC is expected to act as the Company’s exclusive dealer manager until the end of the initial public offering or until the pending dealer manager agreement is terminated by the Company or Realty Capital Securities, LLC.

The Company's transfer agent, American National Stock Transfer, LLC, is an entity under common ownership with the Sponsor.

F-7

BDCA SENIOR CAPITAL, INC.

(A Maryland Corporation in the Developmental Stage)

NOTES TO THE FINANCIAL STATEMENTS

The Company reimburses the Adviser for the organizational and offering costs it incurs on the Company’s behalf only to the extent that the reimbursement would not cause the selling commissions, dealer manager fees and the other organizational and offering expenses born by the Company to exceed 15.0% of the gross offering proceeds.

Note 4 – Commitments and Contingencies

Commitments

In the ordinary course of business, the Company may enter into future funding commitments. The Company has not entered into any future funding commitments at this time.

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company.

Note 5 – Subsequent Events

The Company has reviewed subsequent events occurring through the date which these financial statements have been issued and filed with the Securities and Exchange Commission and has determined that there have not been any events that have occurred that would require adjustments to the disclosures in the audited financial statements.

F-8

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT

BDCA SENIOR CAPITAL, INC.

SUBSCRIPTION AGREEMENT

A-1

BDCA SENIOR CAPITAL, INC.

INSTRUCTION PAGE

In no event may a subscription of shares of common stock (“Shares”) be accepted until at least five business days after the date the subscriber receives the final prospectus. Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subscriptions will be accepted or rejected within 30 days of receipt by us and, if rejected, all funds shall be returned to subscribers without interest and without deduction for any expenses within ten business days from the date the subscription is rejected. You will receive a confirmation of your purchase.

PRE ESCROW BREAK

Until we have raised the minimum offering amount, your broker-dealer or registered investment adviser should MAIL properly completed and executed ORIGINAL documents, along with your check payable to “[__], Escrow Agent for BDCA Senior Capital, Inc.” to Realty Capital Securities, LLC at the following address:

BDCA Senior Capital, Inc.

c/o Realty Capital Securities, LLC

3 Copley Place

Suite 3300

Boston, MA 02116

Phone (888) 518-8073

Fax (877) 894-1127

*For IRA Accounts, mail investor signed documents to the IRA Custodian for signatures.

Realty Capital Securities, LLC will then forward your check to our escrow agent, [__].

If you have any questions, please call your registered representative or Realty Capital Securities, LLC at 1-877-373-2522.

POST ESCROW BREAK

Once we have raised $2,000,000, including sales to persons who are affiliated with us or our sponsor, your broker-dealer or registered investment adviser should MAIL properly completed and executed ORIGINAL documents, along with your check payable to “BDCA Senior Capital, Inc.” to the following address:

BDCA Senior Capital, Inc.

c/o DST Systems, Inc.

430 W. 7th Street

Kansas City, MO 64105-1407

Phone (866) 771-2088

Fax (877) 694-1113

*For IRA Accounts, mail investor signed documents to the IRA Custodian for signatures.

If you have any questions, please call your registered representative or Realty Capital Securities, LLC at 1-877-373-2522.

Instructions to Subscribers

Section 1: Indicate investment amount (Make all checks payable as described above.)

Section 2: Choose type of ownership

A-2

Non-Custodial Ownership

—	Accounts with more than one owner must have ALL PARTIES SIGN where indicated on Page 3.

—	Be sure to attach copies of all plan documents for Pension Plans, Trusts or Corporate Partnerships required in section 2.

Custodial Ownership

For New IRA/Qualified Plan Accounts, please complete the form/application provided by your custodian of choice in addition to this subscription document and forward to the custodian for processing.

For existing IRA Accounts and other Custodial Accounts, information must be completed BY THE CUSTODIAN. Have all documents signed by the appropriate officers as indicated in the Corporate Resolution (which are also to be included).

Section 3: All names, addresses, dates of birth, Social Security or Tax I.D. numbers of all investors or trustees

Section 4: Choose distribution allocation option

Section 5: To be signed and completed by your financial adviser (be sure to include CRD number for FA and BD Firm and the branch manager’s signature)

Section 6: Have ALL owners initial and sign where indicated on Page3

Section 7: All investors must complete and sign the substitute W9

A-3

BDCA SENIOR CAPITAL, INC.
SUBSCRIPTION AGREEMENT

1.    YOUR INITIAL INVESTMENT All subscription payments will be placed in an account held by the escrow agent, in trust for subscribers’ benefit, and will be released to us only if we have sold shares producing gross offering proceeds of at least $2.0 million, including sales to BDCA Adviser, LLC, the affiliated investment adviser, and its affiliates by [__], 2015, which is one year from the effective date of this offering.

Make all checks payable as described in the Instruction Page.

Investment Amount $_________________ Brokerage Account Number ________________

The minimum initial investment is 100 shares ($2,500)                (if applicable)

Cash, cashier’s checks/official bank checks in bearer form, foreign checks, money orders, third party checks, or traveler’s checks will not be accepted.

☐ I/WE AM/ARE EMPLOYEE(S) OF REALTY CAPITAL SECURITIES, LLC, AN AFFILIATE, BROKER AND/OR AN IMMEDIATE FAMILY MEMBER OF ONE OF THE ABOVE. I/WE ACKNOWLEDGE THAT NO COMMISSION WILL BE PAID FOR THIS PURCHASE, BUT I/WE WILL RECEIVE ADDITIONAL SHARES OR FRACTIONS THEREOF.

☐ CHECK HERE IF ADDITIONAL PURCHASE AND COMPLETE NUMBER 3 BELOW.

2.       FORM OF OWNERSHIP (Select only one)

Non-Custodial Ownership	Custodial Ownership

____ Individual

____ Joint Tenant (Joint accounts will be registered as joint tenants with rights of survivorship unless otherwise indicated)

____ Tenants in Common

____ TOD – Optional designation of beneficiaries for individual joint owners with rights of survivorship or tenants by the entireties. (Please complete Transfer on Death Registration Form. You may download the form at www.americanrealtycap.com/materials/)

____ Uniform Gift/Transfer to Minors (UGMA/UTMA)

Under the UGMA/UTMA of the State of _______________

____ Pension Plan (Include Plan Documents)

____ Trust (Include title and signature pages of Trust Documents)

____ Corporation or Partnership (Include Corporate Resolution or Partnership Agreement, as applicable)

____ Other __________________ (Include title and signature pages)

Third Party Administered Custodial Plan

(new IRA accounts will require an additional application)

☐ IRA   ☐ ROTH/IRA   ☐ SEP/IRA   ☐ SIMPLE   ☐ OTHER

Name of Custodian ____________________________

Mailing Address ______________________________

City, State Zip ________________________________

Custodian Information (To be completed by Custodian above)

Custodian Tax ID # ____________________________

Custodian Account # __________________________

Custodian Phone _____________________________

3.       INVESTOR INFORMATION (Please print name(s) in which Shares are to be registered.)

A.      Individual/Trust/Beneficial Owner

First Name: ___________________________________ Middle Name: ________________________________

Last Name: ____________________________________ Tax ID or SS#: _______________________________

Street Address: __________________________________ City: _____________________ State: ____________ Zip: __________

Date of Birth: (mm/dd/yyyy) ____/____/________ If Non-U.S. Citizen, specify Country of Citizenship:

Daytime Phone #: _________________ U. S. Driver’s License Number (if available): __________________ State of Issue: _________

Any subscriber seeking to purchase shares pursuant to a discount offered by us must submit such request in writing and set forth the basis for the request. Any such request will be subject to our verification.

B.      Joint Owner/Co-Trustee/Minor

First Name: ___________________________________ Middle Name: ________________________________

Last Name: ____________________________________ Tax ID or SS#: _______________________________

Street Address: __________________________________ City: _____________________ State: ____________ Zip: __________

Date of Birth: (mm/dd/yyyy) ____/____/________ If Non-U.S. Citizen, specify Country of Citizenship:

Daytime Phone #: _________________

A-4

C.      Residential Street Address (This section must be completed for verification purposes if mailing address in section 3A is a P.O. Box)

Street

Address: _________________________________________________________________________________________________________

City: ___________________________ State: ____________________ Zip: _____________

D.      Trust/Corporation/Partnership/Other (Trustee’s information must be provided in sections 3A and 3B)

Date of Trust: ____/____/______

Entity Name/Title of Trust: ______________________________ Tax ID Number ______________________

E.      Government ID (Foreign Citizens only) Identification documents must have a reference number and photo. Please attach a photocopy.

Place of

Birth: _____________________________________________________________________________________________________________

City                                                          State/Providence                                                    Country

Immigration Status: Permanent resident ☐       Non-permanent resident ☐       Non-resident ☐

Check which type of document you are providing:

☐ U.S.Driver’s License  ☐ INS Permanent resident alien card  ☐ Passport with U.S. Visa  ☐ Employment Authorization Document

☐ Passport without U.S. Visa    Bank Name (required): __________________________ Account No. (required): _____________________

☐ Foreign national identity documents    Bank address (required): __________________________  Phone No. required: _______________

Number for the document checked above and country of

issuance: _________________________________________________________________________________________________________

F.       Employer: ______________________  Retired:☐

4.       DISTRIBUTIONS (Select only one)

Complete this section to enroll in the Distribution Reinvestment Plan or to elect how you wish to receive your dividend distributions.

IRA accounts may not direct distributions without the custodian’s approval.

I hereby subscribe for Shares of BDCA Senior Capital, Inc. and elect the distribution option indicated below:

A. ____ Reinvest/Distribution Reinvestment Plan (see the final prospectus for details)

B. ____ Mail Check to the address of record

C. ____ Credit Distributions to my IRA or Other Custodian Account

D. ____ Cash/Direct Deposit (Please attach a pre-printed voided check (Non-Custodian Investors only). I authorize BDCA Senior Capital, Inc. or its agent to deposit my distribution/dividend to my checking or savings account. This authority will remain in force until I notify BDCA Senior Capital, Inc. in writing to cancel it. If BDCA Senior Capital, Inc. deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.)

Name/Entity Name/Financial

Institution: __________________________________________________________________________________________________________

Mailing Address: ________________________________ City: __________________ State: ________ Zip: ___________

Account Number: __________________________ Your Bank’s ABA/Routing Nbr: _________________________

Your Bank’s Account Number: _______________________ Checking Acct: __________ Savings Acct: _________________

PLEASE ATTACH COPY OF VOIDED CHECK TO THIS FORM IF FUNDS ARE TO BE SENT TO A BANK

*The above services cannot be established without a pre-printed voided check. For electronic funds transfers, signatures of bank account owners are required exactly as they appear on the bank records. If the registration at the bank differs from that on this Subscription Agreement, all parties must sign below.

Signature _____________________________________  Signature ______________________________________

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5.       BROKER-DEALER/FINANCIAL ADVISOR INFORMATION (All fields must be completed)

The financial advisor must sign below to complete order. The financial advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated at the investor’s legal residence.

BROKER DEALER Financial Advisor Name/RIA
Advisor Mailing Address
City State Zip
Advisor No. Branch No. Telephone No.
Email Address Fax No.
Broker Dealer CRD Number Financial Advisor CRD Number

☐ Check this box to indicate whether submission is made through the Registered Investment Adviser (RIA) in its capacity as the RIA and not in its capacity as a Registered Representative of a Broker-Dealer, if applicable, whose agreement with the subscriber includes a fixed or “wrap” fee feature for advisory and related brokerage services. If an owner or principal or any member of the RIA firm is a FINRA-licensed Registered Representative affiliated with a Broker-Dealer, the transaction should be completed through that Broker-Dealer, not through the RIA.

I acknowledge that by checking the above box, I WILL NOT RECEIVE A COMMISSION.

The undersigned FINANCIAL ADVISOR further represents and certifies that in connection with this subscription for Shares, he/she has complied with and has followed all applicable policies and procedures under his firm’s existing Anti-Money Laundering Program and Customer Identification Program.

Financial Advisor and /or RIA Signature: _______________________________________ Date: ________________________

Branch Manager Signature: _______________________________________ Date: _____________________

6.       SUBSCRIBER SIGNATURES

The undersigned further acknowledges and/or represents (or in the case of fiduciary accounts, the person authorized to sign on such subscriber’s behalf) the following: (you must initial each of the representations below)

Owner	Co-Owner	a) I/We have a minimum net worth (not including home, furnishings, and personal automobiles) of at least $70,000 and estimate that (without regard to BDCA Senior Capital, Inc.) I/we have an annual gross income of at least $70,000; or I/we have a net worth (not including home, furnishings, and personal automobiles) of at least $250,000, or such higher suitability as may be required by certain states and set forth on the reverse side hereof; in the case of sales to fiduciary accounts, the suitability standards must be met by the beneficiary, the fiduciary account or by the donor or grantor who directly or indirectly supplies the funds for the purchase of the shares.
Owner	Co-Owner	b) I/We have received the final prospectus of BDCA Senior Capital, Inc.
Owner	Co-Owner	c) I/We am/are purchasing shares for my/our own account.
Owner	Co-Owner	d) I/We acknowledge that shares are not liquid.
Owner	Co-Owner	e) If an affiliate of BDCA Senior Capital, Inc., I/we represent that the shares are being purchased for investment purposes only and not for immediate resale.

BDCA Senior Capital, Inc. does not intend to list the shares on an exchange during the offering period, and does not expect a secondary market in the shares to develop in the near future. Therefore, if you purchase shares you will likely have limited ability to sell your shares regardless of how the company performs. If you are able to sell your shares, you will likely receive less than your purchase price. BDCA Senior Capital, Inc. may explore a potential liquidity event between five and seven years following the completion of our offering stage. However, there can be no assurance that the company will complete a liquidity event within such time or at all. To provide limited, interim liquidity to our stockholders, the board of directors may implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by the Company. This will be the only method available to stockholders to obtain liquidity that will be offered prior to a liquidity event; therefore, you should consider that you may not have access to your cash investment for at least five years.

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Owner Signature: _____________________________________ Date: ______________________

Co-Owner Signature: _____________________________________ Date: ____________________

Signature of Custodian(s) or Trustee(s) (if applicable). Current Custodian must sign if investment is for an IRA Account

Authorized Signature (Custodian or Trustee): __________________________ Date: _____________________

CERTAIN STATES HAVE IMPOSED SPECIAL FINANCIAL SUITABILITY STANDARDS FOR SUBSCRIBERS WHO PURCHASE SHARES

Several states have established suitability requirements that are more stringent than the general standards for all investors described below. Shares will be sold to investors in these states only if they meet the special suitability standards set forth below. In each case, these special suitability standards exclude from the calculation of net worth the value of the investor’s home, home furnishings and automobiles.

General Standards for all Investors

Investors must have either (a) a net worth of at least $250,000 or (b) an annual gross income of $70,000 and a minimum net worth of $70,000.

BDCA SENIOR CAPITAL, INC. INTENDS TO ASSERT THE FOREGOING REPRESENTATIONS AS A DEFENSE IN ANY SUBSEQUENT LITIGATION WHERE SUCH ASSERTION WOULD BE RELEVANT. BDCA SENIOR CAPITAL, INC. HAS THE RIGHT TO ACCEPT OR REJECT THIS SUBSCRIPTION IN WHOLE OR IN PART, SO LONG AS SUCH PARTIAL ACCEPTANCE OR REJECTION DOES NOT RESULT IN AN INVESTMENT OF LESS THAN THE MINIMUM AMOUNT SPECIFIED IN THE PROSPECTUS. AS USED ABOVE, THE SINGULAR INCLUDES THE PLURAL IN ALL RESPECTS IF SHARES ARE BEING ACQUIRED BY MORE THAN ONE PERSON. THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICT OF LAWS.

By executing this Subscription Agreement, the subscriber is not waiving any rights under federal or state law.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

What Number to Give the Requester. – Social Security numbers (“SSN”) have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers (“EIN”) have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended. “IRS” means the Internal Revenue Service.

For this type of account:	Give the SSN of:
1. An individual’s account	The individual
2. Two or more individuals (Joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. (a) The usual revocable savings trust account (grantor also is trustee)	The grantor-trustee(1)
(b) So-called trust account that is not a legal or valid trust under State law	The actual owner(1)
5. Sole proprietorship or single-owner LLC	The owner(3)

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For this type of account:	Give the EIN of:
6. Sole proprietorship or single-owner LLC	The owner(3)
7. A valid trust, estate, or pension trust	The legal entity(4)
8. Corporate or LLC electing corporate status on Form 8832	The corporation
9. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10. Partnership or multi-member LLC	The partnership or LLC
11. Account with the Department of Agriculture in the name of a public entity (such as a State or local government, school district or prison) that receives agricultural program payments	The public entity
12. A broker or registered nominee	The broker or nominee

____________

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a SSN, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s SSN.

(3)	You must show your individual name and you also may enter your business or “DBA” name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note. If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.socialsecurity.gov/online/ss-5.pdf. You also may get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. You can get Forms W-7 and SS-4 from the IRS by visiting www.irs.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

Payees Exempt from Backup Withholding

Backup withholding is not required on any payments made to the following payees:

•	An organization exempt from tax under Section 501(a), an individual retirement account (“IRA”), or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

•	The United States or any of its agencies or instrumentalities.

•	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

•	A foreign government or any of its political subdivisions, agencies or instrumentalities.

•	An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

•	A corporation.

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•	A foreign central bank of issue.

•	A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

•	A futures commission merchant registered with the Commodity Futures Trading Commission.

•	A real estate investment trust.

•	An entity registered at all times during the tax year under the Investment Company Act of 1940.

•	A common trust fund operated by a bank under Section 584(a).

•	A financial institution.

•	A middleman known in the investment community as a nominee or custodian.

•	A trust exempt from tax under Section 664 or described in Section 4947.

Exempt payees should complete a Substitute Form W-9 to avoid possible erroneous backup withholding. Check the “Exempt TIN” box in Part 4 of the attached Substitute Form W-9, furnish your TIN, sign and date the form and return it to the payer. Foreign payees who are not subject to backup withholding should complete an appropriate Form W-8 and return it to the payer.

Privacy Act Notice

Section 6109 requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS also may provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia and U.S. possessions to carry out their tax laws. The IRS also may disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28.0% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties also may apply.

Penalties

•	Failure to Furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

•	Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no backup withholding, you are subject to a $500 penalty.

•	Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

•	Misuse of TINs. If the requester discloses or uses taxpayer identification numbers in violation of Federal law, the payer may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE IRS.

7.	SUBSTITUTE W-9

To prevent backup withholding on any payment made to a stockholder with respect to subscription proceeds held in escrow, the stockholder is generally required to provide current TIN (or the TIN of any other payee) and certain other information by completing the form below, certifying that the TIN provided on Substitute Form W-9 is correct (or that such investor is awaiting a TIN), that the investor is a U.S. person, and that the investor is not subject to backup withholding because (i) the investor is exempt from backup withholding, (ii) the investor has not been

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notified by the IRS that the investor is subject to backup withholding as a result of failure to report all interest or dividends or (iii) the IRS has notified the investor that the investor is no longer subject to backup withholding. If the box in Part 3 is checked and a TIN is not provided by the time any payment is made in connection with the proceeds held in escrow, 28.0% of all such payments will be withheld until a TIN is provided and if a TIN is not provided within 60 days, such withheld amounts will be paid over to the IRS. See the guidelines below for instructions on how to fill out the Substitute W-9.

SUBSTITUTE	Part 1 – PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Social security number OR Employer Identification Number
Form W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification Number (“TIN”)

Part 2 – Certification – Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me);

(2) I am not subject to backup withholding because (a) I am exempt from withholding or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS – YOU MUST CROSS OUT ITEM (2) IN PART 2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE IRS THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURNS. HOWEVER, IF AFTER BEING NOTIFIED BY THE IRS STATING THAT YOU WERE SUBJECT TO BACKUP WITHHOLDING YOU RECEIVED ANOTHER NOTIFICATION FROM THE IRS STATING YOU ARE NO LONGER SUBJECT TO BACKUP WITHHOLDING, DO NOT CROSS OUT ITEM (2). IF YOU ARE EXEMPT FROM BACKUP WITHHOLDING, CHECK THE BOX IN PART 4.

Part 3 – Awaiting TIN ☐ Part 4 – Exempt TIN ☐

SIGNATURE:_____________________ DATE: ________ Name (Please Print): __________________________________________ Address (Please Print): __________________________________________

NOTE: FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN

BACKUP WITHHOLDING OF 28.0% OF ANY PAYMENTS MADE TO YOU FROM THE ESCROW ACCOUNT. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL INFORMATION.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED THE BOX IN

PART 3 OF SUBSTITUTE FORM W-9.

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CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and that either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center for Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the Depositary by the time of payment, 28.0% of all reportable payments made to me will be withheld.

SIGNATURE: ________________________________	Date: ________________________________

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You should rely only on the information contained in this prospectus. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this prospectus. If any such information or statements are given or made, you should not rely upon such information or representation. This prospectus does not constitute an offer to sell any securities other than those to which this prospectus relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This prospectus speaks as of the date set forth above. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

BDCA Senior Capital, Inc.

Up to 300,000,000 Shares

Common Stock

Realty Capital Securities, LLC

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

(1) Financial Statements

The following financial statements of BDCA Senior Capital, Inc. (the “Registrant” or the “Company”) are included in Part A of this Registration Statement:

•	Report of Independent Registered Public Accounting Firm
•	Financial Statements as of May 20, 2014
•	Notes to Balance Sheet

(2) Exhibits

(a)(1)	Articles of Incorporation of the Registrant
(a)(2)	Form of Amended and Restated Articles of Incorporation*
(b)	Bylaws of the Registrant*
(d)	Form of Subscription Agreement (included in Prospectus as Appendix A)
(e)	Distribution Reinvestment Plan*
(f)	Not applicable
(g)	Proposed Investment Advisory and Management Services Agreement by and between Registrant and Adviser*
(h)	Form of Dealer Manager Agreement
(i)	Not applicable
(j)	Form of Custodian Agreement*
(k)(1)	Form of Escrow Agreement*
(k)(2)	Form of Administration Agreement*
(k)(3)	Form of Transfer Agency and Registrar Services Agreement*
(l)	Opinion of Venable LLP*
(n)(1)	Consent of Venable LLP (incorporated by reference to Exhibit l hereto)*
(n)(2)	Consent of Independent Registered Public Accounting Firm
(p)	Form of Subscription Agreement by and between Registrant and Adviser*
(r)	Code of Ethics*

*	To be filed by pre-effective amendment.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

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Item 27. Other Expenses of Issuance and Distribution

SEC registration fee		$386,400
FINRA filing fee		$225,500
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving	$	*
Miscellaneous fees and expenses	$	*
Total		$30,000,000

* To be completed by pre-effective amendment.

The amounts set forth above, except for the SEC and FINRA fees, will in each case be estimated and assumed that we sell all of the shares being registered by this registration statement. All of the expenses set forth above shall be borne by the Registrant.

Item 28. Persons Controlled by or Under Common Control

See “Management”, “Certain Relationships and Related Party Transactions” and “Control Persons and Principal Stockholders” in the prospectus contained herein.

Item 29. Number of Holders of Securities

The following table sets forth the number of record holders of the Registrant’s capital stock at May 23, 2014.

Title of Class	Number of Record Holders
Common stock, $0.001 par value	1

Item 30. Indemnification

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter contains a provision that limits the liability of our directors and officers to us and our stockholders for money damages and our charter requires us to indemnify and advance expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) to (i) any present or former director or officer, (ii) any individual who, while a director or officer and, at our request, serves or has served another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and (iii) our Adviser and its directors, executive officers and controlling persons, and

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any other person or entity affiliated with it. However, in accordance with guidelines adopted by NASAA, our charter and the Investment Advisory Agreement provide that we may not indemnify an indemnitee for any liability or loss suffered by such indemnitee nor hold harmless such indemnitee for any loss or liability suffered by us unless (1) the indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in our best interests, (2) the indemnitee was acting on behalf of or performing services for us, (3) the liability or loss suffered was not the result of negligence or misconduct by our Adviser, an affiliate of our Adviser, or an interested director of us, or was not the result of gross negligence or willful misconduct by an independent director of us and (4) the indemnification or agreement to hold harmless is only recoverable out of our net assets and not from our stockholders. In addition, we expect that our Adviser will indemnify us for losses or damages arising out of its willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations under the Investment Advisory Agreement. In accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. In addition, we will not provide indemnification to a person for any loss or liability arising from an alleged violation of federal or state securities laws unless one or more of the following conditions are met: (1) there has been a successful adjudication on the merits of each count involving alleged material securities law violations; (2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or (3) a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered and sold as to indemnification for violations of securities laws.

We may advance funds to an indemnitee for legal expenses and other costs incurred as a result of legal action for which indemnification is being sought only if all of the following conditions are met: (i) the legal action relates to acts or omissions with respect to the performance of duties or indemnitee has provided us with written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification; (iii) the legal action is initiated by a third party who is not a stockholder or the legal action is initiated by a stockholder acting in his or her capacity as such and a court of competent jurisdiction specifically approves such advancement; and (iv) the indemnitee undertakes to repay the advanced funds to us, together with the applicable legal rate of interest thereon, in cases in which he or she is found not to be entitled to indemnification.

Item 31. Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation, or employment of a substantial nature in which our Adviser, and each director or executive officer of our Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “Investment Advisory and Management Services Agreement.”

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder, will be maintained at the offices of:

(1) the Registrant, 405 Park Avenue, 3rd Floor, New York, New York 10022;

(2) the Transfer Agent;

(3) the Custodian; and

(4) the Adviser.

Item 33. Management Services

Not Applicable.

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Item 34. Undertakings

We hereby undertake:

(1)	To suspend the offering of shares until the prospectus is amended if:

(i)	subsequent to the effective date of this registration statement, our net asset value declines more than ten percent from our net asset value as of the effective date of this registration statement, or

(ii)	our net asset value increases to an amount greater than our net proceeds as stated in the prospectus.

(2)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof; and

(4)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)	That for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 23rd day of May, 2014.

BDCA SENIOR CAPITAL, INC.

By:	/s/ Nicholas S. Schorsch
Name:	Nicholas S. Schorsch
Title:	Chief Executive Officer and Chairman of the Board

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, each person whose signature appears below hereby constitutes and appoints Nicholas S. Schorsch and William M. Kahane and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments and post-effective amendments to this Registration Statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

/s/ Nicholas S. Schorsch	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	May 23, 2014
Nicholas S. Schorsch

/s/ Peter M. Budko		May 23, 2014
Peter M. Budko	President and Chief Operating Officer

/s/ Nicholas Radesca	Chief Financial Officer, Treasurer and Secretary (Principal Financial and Principal Accounting Officer)	May 23, 2014
Nicholas Radesca

/s/ William M. Kahane		May 23, 2014
William M. Kahane	Director

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